4/5

04024118

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34655 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/6/04

exel








exel



creating new value in the supply chain

Annual Report 2003

Contents

Exel today

The work of Exel touches many aspects of our day-to-day lives, across the globe, 24 hours a day. As you sleep, Exel is delivering the food that you buy and the petrol that drives your car that we help build and service. As you go about your daily routine, your mobile phone, personal computer or household electronics have been touched by our teams and our solutions to ensure that you have the choice and efficiency that today's world demands. When crisis comes, our solutions support the medical care you receive and ensure the prescriptions you need are waiting for you and your family.

With around 74,000 employees in over 120 countries worldwide, Exel provides some of the most innovative and dynamic supply chain solutions available today… and tomorrow, supported by highly skilled people and leading-edge technology.

creating new value in the supply chain

Turnover from continuing operations £bn

2003 **5.1**
2002 4.7

+8%
increase in turnover

Profit before tax £m

2003 **148.4**
2002 135.3

+10%
increase in profit before tax

Basic earnings per share pence

2003 **34.1**
2002 30.6

+11%
increase in earnings per share

Dividend per share pence

2003 **24.7**
2002 22.8

+8%
increase in dividend per share

In order to reflect more clearly the underlying operating performance of the business the charts and figures above and on page 01 for operating profit, profit before tax and earnings per share are shown before goodwill, exceptional items and FRS 17 finance income. A reconciliation of these figures to the equivalent FRS 3 numbers is included in the Group profit and loss account or note 8 to the financial statements on on pages 48 and 64 respectively of this report.


£5.1bn
turnover +8%
(2002: £4.7bn)
£154.4m
operating profit +4%
(2002: £148.3m)
£148.4m
profit before tax +10%
(2002: £135.3m)
£149.0m
FRS 3 profit before tax
-12.9% (2002: £171.1m)
£193m
free cash flow +9%
(2002: £176.3m)
£450m
from improved business gains and reduced losses
(2002: £350m)
70%
of the world's largest, non-financial companies are served by Exel
120
countries
74,000
employees

"Welcome to Exel's 2003 Annual Report. In the five sections of our report you will discover more about how we have invested in our customer-focused strategy, performed during the year, strengthened our governance, improved our financial transparency and communicated with our shareholders and others.

"2003 was a good year for Exel. The Group continued to build on its robust business model and develop its strategy to create new value for customers and shareholders alike. The future remains positive and as you read this report we hope that you will find all you need to know about Exel, its markets and good growth opportunities."

Nigel Rich CBE
Chairman

John Allan
Chief Executive

Key facts by geography

■ Americas	■ Europe, Middle East and Africa	■ Asia Pacific
£1,631m turnover	£2,576m turnover	£750m turnover
£47.1m operating profit	£55.6m operating profit	£37.5m operating profit
20,200 employees	44,400 employees	8,300 employees



Turnover by industry %

The value of Exel's experience is enhanced by an industry-focused approach to the supply chain that delivers unparalleled business and market expertise



- 12% Automotive
- 5% Chemical
- 26% Consumer
- 5% Healthcare
- 7% Industrial
- 19% Retail
- 22% Technology
- 4% Other

Exel today

Figures as reported for Exel's ongoing logistics activities for the full year ended 31 December 2003.

Strategy

The objective of this section of the Annual Report is to provide an insight into how Exel's strategy directs the Group's decision-making and helps secure long-term competitive advantage.

During 2003, the Group completed a review of its strategy and continued to invest in its key elements through capital and revenue investment, acquisitions and organic growth. The outcome of the review, the benefits of these investments and their initial impact are outlined in this report.

Strategy for growth – building on strong foundations

The primary objective of the review last year was to test Exel's strategy against the backdrop of recent market developments and to ascertain whether or not it was sufficient in scope and detail to address emerging trends.

Over the last four years, Exel's customer-focused strategy and combined capabilities have resulted in successful business development throughout a period of economic weakness. Recognition of the quality of Exel's services and capabilities remains high. Most pleasingly this is evidenced in record new business wins and recognition in third-party surveys of Exel's position as one of the most highly regarded companies in its peer group. Indeed, the Financial Times/PricewaterhouseCoopers World's Most Respected Companies Survey 2003 ranked Exel second in its sector, which included FedEx, UPS, Deutsche Post and Singapore Airlines amongst others.

The review confirmed that the Group's strategy, which it had been pursuing for the last three years, was indeed both relevant and sufficient and that the competitive advantage that it had created in 2000 was as strong today as it was then.

Together with the key elements of the strategy presented in last year's report, the review emphasised four additional complementary characteristics that are increasingly important to all of Exel's stakeholders.

Alongside developing Exel's global coverage, investing in the local strength of management and their capabilities ensures the delivery of service excellence, wherever our customers need to be.

Exel's ability to provide customers with solutions that they need to solve their supply chain problems depends on combining its breadth of services with its integrated capability.

The delivery of operational excellence requires Exel to provide a set of consistent processes that offer market-leading service, productivity and efficiency.

Exel aims to be an employer of choice in the industry, attracting and retaining high quality skilled people, further enhancing the Company's supply chain expertise to meet customers' challenges.

Our customers remain at the heart of it all. Exel strives to cultivate strategic partnerships, working closely with customers to create cost-effective solutions that add genuine value to their businesses. This focus pulls together the four cornerstones of the strategy to ensure that our day-to-day activities, how we invest to achieve growth and how we plan for the future, are built around the needs of our customers and the long-term development of the supply chain industry.



"2003 was a good year of solid progress in developing and implementing Exel's strategy. We have confirmed that our strategy continues to provide competitive advantage, helping us to provide our customers with the expertise and solutions to address their needs. We will continue to invest and develop our business to strengthen this advantage."

John Allan
Chief Executive


global coverage
+
local strength
integrated capability
+
breadth of solutions
customer focus
skilled people
+
supply chain expertise
consistent processes
+
operational excellence

global coverage
+ local strength
Exel is developing networks with the capability to deliver global services, leveraging local knowledge and attaining leading market positions across all geographies.

integrated capability
+ breadth of solutions
Exel invests in resources to design and implement truly integrated solutions, expanding its freight management and contract logistics portfolio to give complete flexibility.

skilled people
+ supply chain expertise
Exel aims to be the employer of choice in the supply chain industry, attracting and retaining high quality individuals, further enhancing our supply chain expertise.

consistent processes
+ operational excellence
Exel offers market-leading operational excellence, productivity and efficiency through consistent and robust processes and investment in resources and IT.

customer focus
Exel cultivates strategic partnerships, working closely with customers to create cost-effective solutions that add genuine value to their businesses.

Freight management
- World #2 airfreight forwarder
- 45% of logistics revenues
- Long-term growth market driven by globalisation
- >40% return on capital employed on incremental business
- Low asset intensity
- Strong cash generation

Contract logistics
- World #1 contract logistics specialist
- 55% of logistics revenues
- Long-term growth driven by outsourcing
- >20% return on capital employed on incremental business
- Contract backed assets
- Strong cash generation


freight management
integrated logistics
contract logistics


£270bn
is Exel's estimate of
its potential target market

Market and growth opportunities defined by Exel's strategy

The strategic review highlighted the potential for growth across our markets. Focusing on developing a strong position in specific industries allows Exel to invest in its management team, providing a highly focused service to our customers.

During 2003, we reviewed the growth potential within our markets and concluded that the opportunities remain very strong. Exel's target market is estimated to be worth around £270 billion.

With over £5 billion of revenues, Exel holds the market leading position. We believe the Group has also established a strong balance to its operations, both regionally and within each sector. Clearly, in such a fragmented market, there is plenty of room to grow and develop business opportunities, whilst retaining the core focus and direction provided by the strategy.

Long-term growth in these markets is underpinned by the development of several trends in logistics:

- customer expectations: these have challenged manufacturers and retailers to source products from all over the world
- globalisation: has led to longer and more complex supply chains and helped faster growing economies in emerging markets
- outsourcing: using supply chain experts such as Exel enables customers to leverage best practice solutions and capture more supply chain benefits
- technology: improvements have enabled greater supply chain optimisation through enhanced visibility, planning and accuracy of service.

In the strategic review, Exel tested some of the assumptions that lie behind these trends to confirm how much the logistics market could grow in the future.

The results of Exel's 2003 customer survey confirmed that the growth in outsourcing is expected to continue at around 8-10% per annum. The Group believes that the opportunities where Exel's



"The strategic review in 2003 has confirmed the relevance and sufficiency of Exel's strategy in an exciting market that offers significant future growth potential for the business and its stakeholders."

Graham Fish
Group Commercial Director

5-6%
Growth in outsourcing is expected to continue at around 5-6% per annum



supply chain expertise can unlock the most value for customers may grow at a slower rate, but that the underlying trend remains positive. Exel's expectation is that outsourcing in the contract logistics market should grow at around 5-6% per annum. Turning to freight management, industry commentators, including the airlines and aircraft manufacturers, are predicting further growth in the airfreight market of around 6-7% per annum and a similar level of growth is expected in containerised seafreight. Real life case studies and emerging customer growth plans indicate world trade will continue to escalate, supporting product globalisation and new manufacturing strategies. As a result, Exel is strengthening its involvement in global retail and manufacturing supply chains where its global integrated capability provides a real competitive advantage for both parties.

Looking at regional markets, Exel has identified further strong growth in demand for sophisticated supply chain services in Asia, the UK and to some extent Europe. Underlying market growth in the Americas has also remained strong, led by high levels of outsourcing.

Most of Exel's industry sectors have continued to grow well. Particularly strong markets have included non-food retail, consumer, healthcare, automotive and chemical. Led by an expectation of economic recovery, technology and industrial markets are expected to grow well in the next few years.

Taken together, growth expectations for the supply chain market remain healthy across all of Exel's industries and regions.


exel



6-7%
growth is expected in airfreight and containerised seafreight markets



"Exel has responded to emerging customer demands for internationally integrated supply chains by developing systems and capabilities to manage the flows of freight from sources of supply, right through to point of delivery to the consumer."

Mick Fountain
Chief Executive, Global Freight Management


£110m
investment in acquisitions during 2003

+12%
increase in value of new business wins secured


exel
24
STELLA ARTOIS
Premium Continental Lager









"The acquisitions of Cappelletti and Pharma Logistics will provide us with opportunities to accelerate our growth in Italy and the surrounding region. Led by experienced management teams, with good customer-focused business strategies, we are confident that they will become a strong part of the Exel family."

Ian Smith
Chief Executive, Europe, Middle East and Africa

#1
European contract logistics provider





Investing in Exel's strategy

Exel is continuously investing in its strategy. In 2003, the Group spent over £110m on bolt-on acquisitions and invested in its teams' skills and capabilities through training and development expenditure. In addition, Exel developed new IT solutions and capabilities to support emerging customer needs and invested in property, transportation assets and IT systems through capital and lease commitments, much of which directly supported new, or existing, business activities.

Acquisitions

A number of complementary acquisitions have strengthened Exel's global coverage and at the same time provided important new local strengths and service capabilities. In the first half of the year Exel acquired Transbeynak, a small Turkish healthcare logistics business. In July, Exel acquired Unidock's, a leading Brazilian provider of logistics services to pharmaceutical companies. Market demand for effective healthcare services in Brazil is growing quickly and the safe and effective delivery of medical products is an important service in the region.

In December, Exel acquired Cappelletti, a well positioned consumer goods and retail supply chain management business based in Milan and Rome. A leading service provider to consumer products companies, Cappelletti has established a strong reputation for high quality logistics solutions using a flexible asset-light model similar to that used by Exel in different parts of the world. Italy represents an attractive market for contract logistics that Exel has not to date developed and Cappelletti will provide an ideal platform for the development of our business in the country.

Finally, at the end of the year, Exel acquired Pharma Logistics, a European healthcare supply chain services business with operations in Italy and Belgium. Complementing the acquisitions of Unidock's and Transbeynak, made earlier in the year, Pharma Logistics will enable Exel to accelerate its growth in the healthcare sector in Continental Europe.



"Exel is strengthening its involvement in global retail and manufacturing supply chains where its global integrated capability provides competitive advantage for both parties. This has been helped by our investments in acquisitions and innovative technologies, and the development of new solutions that ensure our supply chain expertise is effectively deployed."

John Coghlan
Deputy Chief Executive and Group Finance Director






8
acquisitions
during 2003


250,000
seafreight containers
managed by Exel per annum

Investing in Exel's global coverage and local strengths

Together with the acquisitions, there has been an ongoing investment in local management skills and development of Exel's core solution sets.

In Asia Pacific, Exel started up its own operations in emerging markets. In February, Exel acquired its agent in Pakistan and in March, established its first wholly-owned freight management office in Indonesia and started a contract logistics operation for Unilever. Within six months of commencing business, the operation has started to generate profits and is well advanced in securing further new contracts.

In South America, Exel started its first logistics operations in Chile and added further business in Brazil and Argentina to its existing activities.

Exel has also continued to develop its core solution sets. These have played an important part in strengthening Exel's competitive advantage and opening up new



"2003 has been a good year for Exel in Asia Pacific. We have expanded our presence through start-ups in Indonesia and Pakistan and added new contract logistics business in a further eight countries. Having a clear development strategy for our teams has enabled us to grow with confidence."

CK Lee
Chief Executive, Asia Pacific

growth opportunities. In 2003, Exel developed communications for some of the key solution sets; International Supply Chain Management, Inbound to Manufacturing, Managed Transport Services and Lead Logistics Partner. Videos and other information explaining these services can be found on www.exel.com

Strengthening Exel's integrated capability and breadth of solutions

Other investments included the rationalisation of Exel's IT infrastructure and related maintenance costs. Exel has established three primary data centres with related back-up facilities, one in each region of the world, replacing around 30 separately managed operations. These centres provide very high standards of data and service integrity.

During 2003, Exel gained business using new products and services developed from acquisitions and other revenue investments. These included advanced warehouse automation and packaging solutions, drawing upon the skills of the Power Logistics business acquired in 2002. New solutions and services have resulted from strategic revenue investments. Radio Frequency Identification (RFID) technology has the potential to transform the supply chain industry and yield significant cost savings for Exel and its customers. Trials of different solutions have started in the UK with leading retail customers, and a global team has been working within Exel to leverage the Group's advanced knowledge of the solutions and their capabilities.

@ For more information on our services go to www.exel.com/solutions
@ For more information on solution set videos go to www.exel.com/mediacentre/videos





19
major industry awards won



"Exel's IT development strategy is built around our customers' needs for high quality, best-in-class solutions. Our investments over the last year have focused upon developing an efficient and reliable IT architecture and launching an award-winning service management capability."

Nigel Underwood
Chief Information Officer

7,000

employees study at Exel's online university – Campus



74,000

employees





57

senior executives participated in the Global Business Excellence programme

Developing our people and supply chain expertise

Exel's strategic review included testing whether the structure of the organisation was still effectively supporting its sector and customer focused strategy. The stability of the organisation since the merger of Ocean Group and the former Exel in 2000 has been a key part of the Group's relative success in developing its customer relationships and securing new business. Three years on, the review has confirmed that the quality of Exel's people and the clear direction provided by the Group's strategy continues to provide a competitive advantage.

During 2003, Exel maintained its investment in training and development of its global teams. Building on the programmes launched in 2002, senior employees from around the Group participated in major skills and management development programmes.

@ For more information on careers at Exel go to www.exel.com/careers



"Exel's people are critical to the long-term success of the business, both in the professional way they work with our customers and the way they work together to leverage Exel's broader skills and capabilities. We continue to invest in training at all levels in the organisation and implement communication programmes that support Exel's inclusive culture."

Chris Stephens
Group Human Resources Director



5%
share of global airfreight market

The Global Business Excellence programme, in particular, has involved cross-functional and regional teams learning about new business trends and working on key projects that explore the future strategic opportunities for Exel.

In Asia Pacific, a region where Exel has a leading position in airfreight and fast growing seafreight and contract logistics businesses, the Group has continued to strengthen its local management capabilities as the business has expanded. Part of the investment has been to exchange management with the principal sector teams in the US and Europe so that core skills and capabilities are quickly exchanged.

Focusing on our processes and operational excellence
One of the major components of Exel's progress in 2003, was the high standard achieved in establishing new facilities and services for customers. In the US in particular, the record profits and revenue growth achieved by the Group's contract logistics operations was aided by the operational excellence delivered by the local management team. The 2003 annual customer survey, undertaken by MORI on behalf of Exel, confirmed that operational excellence remains a key requirement of customers in making decisions about supply chain providers and that Exel is highly regarded in this area. Exel also rated highly in the way it managed the development of integrated solutions and that the potential growth for these services remains very strong.

In line with the objectives laid out in its first environmental report, published in 2003, Exel has made further progress in improving its working practices related to waste management, operational efficiency and monitoring. More details can be found in the 2003 report, available online.

Conclusions
2003 was a good year of solid progress in developing and implementing Exel's strategy. We have confirmed that the strategy continues to provide competitive advantage and will maintain Exel's focus on growth markets that can provide sustainable growth for the long-term.

@ For more on our environmental policy go to www.exel.com/environment



"Exel's success in 2003 was underpinned by the development of industry leading design and implementation skills. We benefited from the reliable start-up of over 50 facilities during the last few months of 2002 which provided a solid platform to allow us to grow further in 2003 and our progress in developing new business during the year should help us grow well in 2004."

Bruce Edwards
Chief Executive, Americas

Highlights



"2003 was another good year for Exel, in relatively tough market conditions. We have had a busy year, strengthening our competitive position through acquisitions, improving customer service, providing innovative logistics solutions, investing in IT capabilities and developing our management team. We now employ 74,000 people around the world, in over 120 countries. The way we work together and strive for consistent operational excellence in customer service is a key factor of our continuing success. Our proven business model provides a strong platform for sustained growth and gives us confidence for 2004 and onwards."

Nigel Rich CBE
Chairman

		At constant exchange rates (restated)		At actual exchange rates (restated)	
Year to 31 December	**2003 £m**	2002 £m	**% Change**	2002 £m	% Change
Turnover – continuing operations	**5,068**	4,590	**10.4**	4,679	8.3
Operating profit[1] – continuing operations	**154.4**	144.1	**7.1**	148.3	4.1
Interest[2]	**(6.0)**	(12.1)	**–**	(12.8)	–
Profit before tax[1]	**148.4**	131.7	**12.6**	135.3	9.7
FRS 3 profit before tax	**149.0**	–	**–**	171.1	(12.9)
Basic earnings per share[1]	**34.1p**	29.8p	**14.4**	30.6p	11.4
Pension adjusted earnings per share[3]	**44.1p**	–	**–**	38.6p	14.2
FRS 3 earnings per share	**32.8p**	–	**–**	37.3p	(12.1)
Dividend per share	**24.7p**	22.8p	**8.3**	22.8p	8.3

Notes

1. before goodwill, exceptional items and net return on pension schemes
2. interest payable on net debt of £8.4m net of income from fixed asset investments of £2.4m
3. as per basic earnings per share adjusted for non-cash pension service costs

Turnover from continuing operations £m

2003 **5,068**
2002 4,679

Basic earnings per share[1] pence

2003 **34.1**
2002 30.6

Profit before tax[1] £m

2003 **148.4**
2002 135.3

Dividend per share pence

2003 **24.7**
2002 22.8

- good turnover and profit growth in tough underlying markets
- turnover up 8%, profit before tax up 10% with steady margins
- strong free cash flow generation of £193m (2002: £176m)
- dividend increased by 8% (2002: increased by 7%)
- net £450m annualised revenues (£350m in 2002), up over 25% from increased business gains and reduced losses – renewal rate remains high

Performance

Group performance

Exel delivered a good performance in 2003, despite some weak economic conditions in different parts of the world, particularly in the first six months of the year. Contract logistics activities produced a strong overall result, more than offsetting a disappointing freight management performance, mainly in the US domestic market.

Highlights of Exel's first half performance included contract logistics operations in the UK and Americas demonstrating considerable strengths, improving revenues, profits and underlying margins. Contract logistics activities in Continental Europe also showed some progress after a disappointing performance in 2002. Exel's freight management operations in Asia Pacific, which now account for almost 50% of our global international airweight, performed well despite weaker trading conditions compared to 2002. European freight management had been adversely impacted by general economic weakness and the strength of the Euro which reduced export volumes and freight margins. Performance in the competitive American market was held back, in particular, by weaker operating results from domestic and international operations.

In contrast second half performance was particularly strong with turnover and operating profit up 11% and 12% respectively at constant currencies. Exel's operations in Continental Europe in both freight management and contract logistics recorded good profit growth over the same period in 2002. Exel's Asia Pacific businesses made strong progress in the same period, delivering profit growth of nearly 20%. Exel's UK and Ireland activities also improved performance in the second half, with turnover and profit up 16%, compared to the same period in 2002. As in the first half of the year, Exel's contract logistics activities in the Americas delivered excellent growth, with turnover and operating profit increasing by 24% and 39% respectively. Freight management in the Americas was impacted by the weakness of the domestic US freight management market which continued through to the end of the year. As a result, operating profit declined 96%. Actions are being implemented to ensure that the performance of the domestic operation improves in 2004, including accelerating the integration of Exel's international and domestic operations. Exel's Cory Environmental business demonstrated stronger second half growth with profit up 10%.

£5.1bn
turnover

The Group made further progress implementing its strategy which is delivering competitive advantage in Exel's different industry sectors and geographic markets. During the year, Exel secured new business wins of over £700m (2002: £625m) and made further progress in renewing contracts at resilient margins. With losses on renewal reduced to £250m (2002: £275m), the net incremental annualised revenues were £450m. This represents around 9% of underlying logistics turnover and is an increase of approximately 28% over net business wins secured in 2002.

Acquisitions during 2003 added to contract logistics and freight management capabilities in Belgium, Brazil, Italy, Turkey and the UK, amongst others. These acquisitions provide Exel with important growth platforms, bringing opportunities to provide extended services to new and existing customers globally. In addition to the Power UK, Transbeynak and Unidock's acquisitions announced or completed in the first half, Exel acquired Cappelletti, a leading Italian logistics business focused on the consumer products sector, and Pharma Logistics, a healthcare supply chain management business with operations in Belgium and Italy.

Translation impact of foreign currency movements

The weakness in the US dollar and related currencies had a significant impact on the translation of foreign income and comparisons with 2002, particularly within the segmental analysis of results. During 2003 the average US dollar exchange rate was 1.64 to the pound, compared to 1.50 in 2002. Taking into account movement in the US dollar and related currencies, this gave rise to an adverse translation impact of £7.1m on operating profit. The comparative strength of the Euro (2003 average rates were 1.45 to the pound, compared to 1.59 in 2002) gave rise to some offset, helping to reduce the adverse translation impact to £4.2m; the equivalent of reducing reported growth in operating profit by around 3%.



"Exel delivered a good performance in 2003 despite some weak economic conditions in different parts of the world. Contract logistics activities produced a strong overall result, more than offsetting a soft freight management performance, particularly in the US domestic market. Second half performance was significantly stronger than the first half, with most segments of Exel's operations recording good growth in turnover and operating profit."

John Allan
Chief Executive

Performance
continued

The 2002 turnover and operating profit figures reported in the narrative have been restated using 2003 average exchange rates so that the changes actually achieved are explained before currency movements. The segmental analysis in note 1 to the accounts provides full details of all the results of the business.

Turnover, operating profit and margin
At constant exchange rates, turnover from continuing operations was up 10.4% at £5,068m (2002: £4,590m), up 7.7% on an organic basis (adjusting for movements in acquisitions and disposals). At constant exchange rates, operating profit before goodwill, was up 7.1% at £154.4m (2002: £144.1m). On an organic basis operating profit increased by 2.6%.

Total contract logistics turnover increased by 17.0% to £2,720m at constant exchange rates, up 12.4% on an organic basis. Overall, contract logistics operating profit increased by 33.0% to £89.0m (2002: £66.9m) at constant exchange rates, and by 24.5% on an organic basis. Margins improved strongly to 3.3% (2002: 2.9%), led by the strong growth in the Americas and modest progress achieved in Continental Europe. UK activities achieved good growth on the back of a number of significant contract gains implemented during the year.

Total freight management turnover increased by 3.5% to £2,237m (2002: £2,160m) at constant exchange rates. On the same basis freight management operating profit decreased by 18.7% to £51.2m (2002: £63.0m). Organic growth in turnover was 2.8%. On an organic basis profits declined 19.8%. Solid performances were delivered by Exel's operations in Asia Pacific and international freight management in the Americas. Continental European operations performed strongly during the second half. Trading conditions in the domestic US market remained challenging throughout the year, resulting in a disappointing performance across all operations.

Environmental turnover increased by 6.5% to £111m (2002: £104m) on an organic basis. Operating profit was broadly unchanged at £14.2m (2002: £14.2m).

Profit before tax and earnings per share
Profit before tax, goodwill, exceptional items and net return on pension schemes was up 12.6% at constant exchange rates to £148.4m (2002: £131.7m at constant exchange rates, £135.3m at actual exchange rates). Earnings per share on the same basis improved 14.4% to 34.1p (2002: 29.8p at constant exchange rates, 30.6p at actual exchange rates). Interest cost on net debt decreased to £8.4m (2002: £12.1m at constant exchange rates, £12.8m at actual exchange rates), mainly reflecting more favourable interest rates and lower average net debt. In addition, the Group recognised the 2003 income from the preferred stock held in Sirva Inc, which amounted to £2.3m. Interest cover was 18 times (2002: 12 times). Total exceptional items in the year amounted to a net gain of £0.1m (2002: net gain of £0.9m). The Group's effective tax rate on underlying profit before tax improved slightly to 28% (2002: 29%). On a FRS 3 basis, after goodwill and exceptional items and FRS 17 finance income, profit before tax was £149.0m (2002: £171.1m at actual exchange rates). On the same basis earnings per share was 32.8p (2002: 37.3p).

23.5%
balance sheet gearing at the end of 2003

Cash flow
Including the benefit of £26.0m from the sale of the Sirva investments, free cash flow was again very strong at £193.0m

Extract from Profit and Loss Account	**2003 £m**	2002 £m
Turnover on continuing operations	**5,068**	4,679
Operating profit before goodwill	**154.4**	148.1
Interest	**(6.0)**	(12.8)
Profit before tax, goodwill amortisation, exceptional items and net return on pension schemes	**148.4**	135.3
Goodwill amortisation	**(29.3)**	(25.6)
Exceptional items	**0.1**	0.9
Net return on pension schemes	**29.8**	60.5
Profit on ordinary activities before tax	**149.0**	171.1
Taxation on profit on ordinary activities	**(45.9)**	(54.5)
Profit on ordinary activities after tax	**103.1**	116.6

(2002: £176.3m). Against a backdrop of solid turnover growth, strong control was maintained over working capital with the average working capital in the year £39m lower than in 2002, albeit the year end position resulted in a small outflow of £3.4m. As a result net cash inflow from operating activities was £302.8m (2002: £333.7m). Capital expenditure was lower at £109.7m (2002: £136.5m). Purchases of investments, principally related to Exel's investment in Sinotrans, were higher at £6.9m (2002: £0.5m).

Net cash inflow before financing activities was £14.1m (2002: £40.4m), after net expenditure of £110.5m on acquisitions (2002: £71.4m). This contributed to net debt decreasing by £1.4m to £152.3m (2002: £153.7m). Balance sheet gearing at the end of the period was 23.5% (2002: 24.5%) excluding FRS 17 net pension assets and liabilities.

Dividend
The Board is recommending a final dividend of 16.8p per share, making a total of 24.7p, an increase of 8.3% over the previous year. The dividend, if approved, will be paid on 27 April 2004 to shareholders on the register on 2 April 2004.

Return on invested capital
Return on invested capital (ROIC), defined as the ratio of operating profit to the average invested capital deployed within the business, including goodwill, is an important measure in assessing the overall financial returns generated by Exel. ROIC in 2003 was 15.4%, compared to 14.6% in 2002. The strong operating performance and reduced capital employed in Exel's contract logistics operations was the principal source of the year-on-year improvement. This more than offset the impact of reduced operating profit in freight management.

Adjusting the calculation of ROIC to include the impact of all of Exel's operating lease commitments has a relatively modest impact on the result. In addition, a considerable proportion of Exel's operating leases are effectively contract backed through commercial arrangements. As a result, for both clarity of reporting and consistency in producing year-on-year comparisons, Exel has adopted the most transparent calculation based on published financial information. This approach was outlined in more detail at Exel's investor day in December, full details of which are available on www.exel.com

More details on Exel's financial performance are included in the financial review on pages 44 to 47.

Board and management
In September 2003, there were two changes to the non-executive Directors of Exel. Tony Isaac stepped down from the Board after six years and Dennis Millard, Group Finance Director of Cookson plc, joined the Board. Subsequent to the end of the year John McDonough, Chief Executive of Carillion plc, joined the Board as a non-executive Director. John Loudon will be stepping down from the Board in April after 12 years as a non-executive Director, first with Ocean Group and subsequently with Exel. The Board would like to thank John and Tony for their significant contributions to the Group over the years.

As a result of an internal review in January 2004 Bruce Edwards, Chief Executive, Americas, Mick Fountain, Chief Executive, Global Freight Management, and Ian Smith, Chief Executive, Europe, changed certain aspects of their roles to reflect greater regional integration of Exel's operations and to strengthen the global consistency and development of the freight management business.

+8.3%
dividend growth



"Establishing strong processes and practices across Exel's global freight management network is an important part of our competitive differentiation. During 2003, we reviewed our operations to improve efficiencies and enhance our customer service. We will see the medium-term benefits of these actions and further initiatives in 2004."

Mick Fountain
Chief Executive, Global Freight Management

Performance
continued



"Our European business overall has delivered good growth in both turnover and profit. We have made solid progress with our underperforming operations in Spain and expect improvements in France and Belgium this year. Our ability to create further value for our customers will help us maintain the momentum into 2004."

Ian Smith
Chief Executive, Europe, Middle East and Africa

Europe, Middle East and Africa

Contract logistics

At constant exchange rates, contract logistics activities in Europe, Middle East and Africa increased turnover by 12.5% to £1,789m (2002: £1,590m). Organic growth was 10.4%. Operating profit improved 26.2% to £41.4m (2002: £32.8m) with margins improving to 2.3% (2002: 2.1%). The strong performance reflected the modest progress made in Europe, where improvements in both turnover and operating efficiencies led to increased margins and profitability and the consistent growth and improved operational performance in UK activities. During 2003, Exel successfully consolidated a number of large business wins, including operations with Interbrew and Marks & Spencer. These have already led to significant turnover growth and should deliver profit growth in future years.

Exel made good progress developing its position as the leading retail logistics business in the UK, securing major new business with House of Fraser and Marks & Spencer amongst others. In particular the complex integration of six Marks & Spencer facilities into Exel's activities was completed ahead of schedule in September. The overall progress developing Exel's non-food retail operations has resulted in the business growing by 50% per annum over the last three years with today's annualised turnover exceeding £250m. At the forefront of new technology, Exel began the trial of the latest Radio Frequency Identification (RFID) technology for Selfridges and House of Fraser, two of the UK's leading department stores. Consumer business remained steady, with Exel's shared-user activities maintaining a good level of performance. New business wins were secured with Burton's Foods, Heinz, Scotts UK and Sia amongst others. Power Europe's UK operations, acquired in 2003, opened a new automated facility for Unilever in Doncaster and secured another major new facility from the leading consumer products company. Tradeteam continued to integrate Interbrew's UK drinks distribution operation into its established network, although the increased demand during the hot summer led to some inefficiencies and delays to the integration plans. Exel's special products activities in the UK, which specialise in the transportation and handling of bulk materials, secured major new business with Rank Hovis and Morrisons. European consumer and retail activities improved modestly during 2003 with the performance of specific loss-making contracts making some progress. A number of new business gains have been secured during 2003 including contracts with Carrefour and Habitat in France. Exel's under-performing operations in France and Belgium remain disappointing. Healthcare performed well with improved contributions from operations in The Netherlands and new business gains with Bayer and Edwards Lifesciences in Europe. In the UK, Exel opened its third facility on its Cherwell site near Banbury to provide extra capacity for its expanding pharmaceutical business. Automotive operations in Europe performed well, with operating margins improving on steady revenues driven by turnarounds at underperforming facilities. In particular, Spain and Sweden made steady progress after a challenging 2002. Profitability of Exel's technology activities was strong, with improved performances in nearly all countries offsetting the year-on-year impact of lost business and volume reductions.

Freight management

At constant exchange rates, turnover from freight management activities increased by 6.4% to £787m (2002: £740m). Whilst operating profits declined by 11.8% to £14.2m (2002: £16.1m) on the same basis, performance in the second half of the year improved strongly with turnover advancing 11.4% and profit

#2
airfreight forwarder in the world

improving 23.8%. On an organic basis, turnover for the year increased by 4.9% and operating profit declined by 16.1%. Steady results from the UK and Ireland throughout the year were complemented by a strong second half performance in Continental Europe which partially offset a weak first six months. Good turnover growth overall reflected improved freight pricing and margins, driven by a better buying environment and improved operational efficiencies within Exel's network. With firmer airfreight pricing, turnover growth was achieved despite a reduction in airweight of 3% during the year.

The UK and Ireland benefited from a mix of activities that saw margins and profits improve on relatively flat turnover. Within Continental European operations, several countries recorded strong performances. Italy and Hungary both delivered good results, led by new business gains with several major customers and the region further benefited from the gateway development at Schiphol in The Netherlands. Exel's German activities performed more strongly in the second half of the year despite the weak underlying economic environment. Exel's African operations were strengthened by the acquisition of Eagle Freight in South Africa, completed early in 2003 and improved import activities in western Africa. As reported in the interim statement the Iraq conflict had only a minimal impact on performance during the year. Exel's international courier business also performed strongly, helped by new solutions for clinical trials in the healthcare sector.

28%
increase in contract logistics revenues in the Americas

Americas

Contract logistics

At constant exchange rates, turnover from contract logistics activities in the Americas was up 28.0% at £827m (2002: £646m) with operating profit on the same basis up 42.6% to £44.5m (2002: £31.2m). On an organic basis, turnover was ahead 16.4% and profit increased 25.6%. Margin improved to 5.4% (2002: 4.8%) reflecting a solid performance from all sectors across the region. The successful start-up of new operations for a wide range of automotive, consumer and retail customers made a significant contribution to the strong performance, together with improved performances at several chemical and technology operations.

Exel's consumer, healthcare and retail activities in the Americas showed very strong growth throughout the year, built around a number of major start-ups completed in the second half of 2002. These included major new facilities for Coors, Johnson & Johnson, Kellogg's and Procter & Gamble, amongst others. Power Logistics, acquired in September 2002 has been integrated into Exel's consumer and retail activities and has already proved a strong source of growth. New business has been secured with The Home Depot, with whom Exel has built a good relationship. Exel's home delivery services continued to develop business with consumer and retail customers including new operations for Maytag and Sears. Automotive activities in the US performed well. Exel started several new projects for The Goodyear Tire & Rubber Company, as part of its ongoing role as the lead logistics partner to the tyre manufacturer and, towards the end of the year, Exel secured a leading position with Continental to provide a comprehensive range of services. Technology operations made steady progress in turnover and profits by focusing on operational efficiencies and cost management as well as securing important contract renewals and some additional new business with HP, Infineon and Texas Instruments. Growth in Exel's industrial and chemical operations was good with the business benefiting from new contracts with Dal-Tile, DuPont, ExxonMobil, GE, International Paper and Noveon.

Freight management

At constant exchange rates, and on an organic basis, turnover from freight management activities in the Americas decreased by 3.3% to £804m (2002: £831m). On the same basis, operating profit declined by 83.8% to £2.6m (2002: £16.0m). Operating margins declined to 0.3% (2002: 1.9%). As in the first half of the year, the competitive nature of the US domestic market, together with weak overall levels of activity, reduced revenues and margins. Domestic freight management in the Americas remains Exel's principal underperforming operation and actions have been taken to provide a stronger regional focus to integrate activities and maximise operational synergies between the business units. As a result, whilst 2004 is expected to be another challenging year, some operating improvements are expected.



"We have been delighted with the success of our contract logistics business in the Americas. The contract gains and implementations in 2002 created a solid platform for growth and we have continued the momentum, gaining new business in all sectors in 2003. Our position in South America has been further strengthened by acquisitions and new operations in Brazil, Argentina and Chile. After a disappointing performance from freight management in 2003, we have improved integration across the business which should enable progress in 2004."

Bruce Edwards
Chief Executive, Americas

Performance
continued

Despite export airweight from the Americas decreasing by 4% year-on-year, international operations made progress in improving profitability. Canadian operations benefitted from the start-up of a new integrated logistics and freight management facility in Toronto. Latin American operations also performed well. Disappointing domestic freight volumes reflected falling demand and the impact of some switching to expedited ground transportation services. During the first half, and in much of the second half, an increased number of smaller shipments led to higher ground and transaction costs. As a result operating margins were sharply weaker. Exel's truck broking business had a difficult year in mixed trading conditions. Seafreight operations in the Americas performed well.

At the beginning of 2004 Exel reorganised its US activities, providing a greater integration of management and customer development teams. These actions should help deliver improved performance in 2004, particularly if there is some recovery in volumes.

Asia Pacific
Contract logistics
At constant exchange rates, Exel's contract logistics operations in Asia Pacific increased turnover by 17.1% to £105m (2002: £90m). Notwithstanding further investment in developing the strength of Exel's supply chain management expertise in the region, operating profits on the same basis grew by 6.9% to £3.1m (2002: £2.9m). Operating margins reduced slightly to 3.0% (2002: 3.2%). Development opportunities in the region for contract logistics activities remain good and the ongoing investment in Exel's contract logistics team will help ensure continued high standards of service in implementation and operational management.

During 2003, Exel secured new business wins in the region with major automotive, consumer, healthcare, industrial, retail and technology businesses. These included Gillette, Infineon, Novartis, Pfizer, Schwarzkopf, Texas Instruments and Unilever. Unilever contracts were gained by Exel's new operation in Indonesia, as well as in China and India. Despite the impact of SARS on the overall business environment in many economies in the region, Exel's operations maintained an uninterrupted performance. As part of the preventative actions taken, the Group established business contingency plans for all its customers in the region to ensure that potential disruptions would be effectively managed.
As reported in the interim statement, Exel was named as a General Motors Supplier of the Year in recognition of the work done on their supply chain in Australia.

Freight management
At constant exchange rates, turnover from freight management activities in Asia Pacific increased by 9.5% to £645m (2002: £590m), or 8.9% on an organic basis. Operating profit increased by 11.3% using constant exchange rates to £34.4m (2002: £30.9m). Margins remained strong at 5.3% (2002: 5.2%), supported by effective cost management across the region, notwithstanding the impact of capacity reductions on certain routes and the modest impact of managing the implications of the SARS outbreak.

Exel grew airweight by 6% compared to 2002, reflecting good new business gains in several sectors. As expected, overall airfreight pricing rose during the year in a market impacted by capacity reductions resulting in a slightly reduced margin per kilo, which is reflected in the different turnover and profit growth rates. This was mainly caused by the impact of reduced passenger schedules, both into and within the region, related to the SARS outbreak in the first half, and strong underlying customer demand for airfreight services. Exel also managed to provide some mitigation through efficiencies in cargo consolidation and more

+9.5%
increase in turnover of Asia Pacific freight management operations

+17.1%
increase in turnover of Asia Pacific contract logistics operations



"Our teams in Asia Pacific excelled during a challenging year, with the outbreak of SARS and the impact of the Iraq conflict during the first half. Freight volumes and the demand for supply chain services continue to grow and Exel, as the leading logistics provider in the region, is well positioned to benefit."

CK Lee
Chief Executive, Asia Pacific

effective purchasing of freight capacity on long-haul routes to Europe and the Americas. During the first half of the year, seafreight activities benefited from some switching of technology consumables from airfreight, some of which unwound during the last few months of the year. Demand for Exel's seafreight consolidation services continues to grow, driven in part by the development of Exel's international inbound solutions provided to US and UK retailers.

New business secured during the year included major wins with Halliburton and HP and additional business with Philips Semiconductors. Gains were also secured with other companies in the contract manufacturing, healthcare, retail and technology sectors.

Environmental
Cory Environmental made good progress during 2003, delivering solid revenue growth and maintaining good margins and profitability. Turnover increased 6.7% to £111m (2002: £104m) and operating profit was unchanged at £14.2m. Operating margins were 12.8% (2002: 13.6%).

Waste management operations achieved a solid result for the year despite several changes to the mix of activities. The landfill operation at Mucking in Thurrock, Essex, ceased the disposal of liquid and all other road-borne waste to the site during 2002. This was partially offset by steady river-borne waste volumes and increased revenues from recycling activities. Performance from landfill operations in Gloucestershire, the North West and the Midlands was helped by a general firming of landfill prices. The expansion of Cory's contract with Gloucestershire County Council also made a positive contribution. In June, Cory opened a new landfill site at Lyme and Wood Pits Colliery in Merseyside.

Cory's municipal services business performed well, delivering profit improvements from most contracts. In October, Cory acquired Packaging Datastore Limited, a provider of a unique service collating and analysing packaging materials for businesses in the UK and Eire. Packaging Datastore will enhance Cory's foothold in the packaging waste market and provide an additional value-added service to offer to Exel's customers as they look to optimise the financial and environmental impact of packaging waste.

As reported at the half year, one future alternative use of Cory's river-borne waste, currently being taken to the landfill at Mucking which is expected to close at the end of 2007, is to develop a facility on the Thames that derives energy from waste. A public inquiry commenced on 1 July 2003 into using a site in Bexley for such a purpose. The Secretary of State is expected to announce the result of the inquiry later in 2004.

Prospects
Exel's good performance in 2003 confirms that the Group can deliver solid growth in weak economic conditions and secure the new business required to achieve future progress. At the same time, effective cost management and strong cash generation have continued to yield benefits in maintaining firm margins and reducing financial charges.

Exel's strategy continues to provide competitive advantage in a market where customer expectations continue to rise. The acquisitions and other investments made during the year will provide opportunities for Exel to maintain its advantage and deliver enhanced levels of customer service.

The translation of US dollar earnings will almost inevitably have a negative impact on reported results. However, growth opportunities remain strong and, providing emerging trends in world economic conditions remain positive, we believe Exel is well positioned to make good underlying turnover and profit progress in 2004.



"The translation of US dollar earnings will almost inevitably have a negative impact on reported results. However, growth opportunities remain strong and, providing emerging trends in world economic conditions remain positive, we believe Exel is well positioned to make good underlying turnover and profit progress in 2004."

John Allan
Chief Executive



"Cory Environmental made good progress during 2003, delivering solid revenue growth and maintaining good margins and profitability. Strategic investments in new services and facilities have further strengthened Cory's market position with municipal and commercial customers."

David Riddle
Chief Executive, Cory Environmental

Board of Directors

Board and committees
Details of the Board and committee functions can be found in the corporate governance report on pages 23 to 27.

Audit Committee
Dennis Millard (Chairman)
John McDonough
Fritz Ternofsky

Nomination Committee
Nigel Rich (Chairman)
John Allan
Sir William Wells

Remuneration Committee
Sir William Wells (Chairman)
Jean-Claude Guez
John Loudon
Nigel Rich



01		10
02	06	11
03	07	
04		12
05	08	
	09	13



Non-executive Directors

01
Nigel Rich CBE, Chairman
Appointed non-executive Chairman of Exel plc in October 2002 and to the Board of Ocean Group plc* in 1997, Nigel Rich has spent 20 years in several key roles in Hong Kong and the Far East, with previous appointments including Managing Director of Jardine Matheson Holdings Limited and Group Chief Executive of Trafalgar House plc. He is currently a non-executive Director of Matheson & Co Limited, CP Ships Limited, Pacific Assets Trust plc, non-executive Chairman of Hamptons Group Limited and Co-Chairman of the Philippine British Business Council. He was a non-executive Director of Granada plc until February 2004. Age 58.

02
Sir William Wells, Senior Independent Director
Appointed to the Board of former Exel plc* in February 1996 and as Senior Independent Director in October 2002, Sir William is President and former Chairman of Chesterton International plc, a non-executive Director of A.M.P (NPI) Holdings Limited, Pearl Group Limited, Pearl Assurance plc, National Provident Life Limited, HHG plc, London Life Holdings Limited and Chairman of the NHS Appointments Commission. Age 63.

03
Jean-Claude Guez
Jean-Claude Guez was appointed to the Board of Ocean Group plc* in February 2000. Until September 2003, he was a part-time Senior Management Advisor for Accenture (formerly Andersen Consulting), which he joined in 1966. He served as a consultant for 33 years and was a Partner from 1979 to 1999 and became Managing Director of the Travel and Transportation Industry in Europe in 1991. He is also a Partner in Rocket Ventures, a group of information technology venture capital funds in Silicon Valley, and a non-executive Director of Eurostar Group Limited and Invensys plc. French citizen. Age 60.

04
John Loudon
Appointed to the Board of Ocean Group plc* in 1992, John Loudon's background is in investment banking following an international career notably with Lazard Brothers and N M Rothschild & Sons Ltd. He is Chairman of Caneminster Limited, non-executive Chairman of XL London Market Limited, non-executive Director of Derby Trust plc, XL Winterthur International, XL Capital Limited (Bermuda) and Simon Murray & Co Limited (Hong Kong). John Loudon has chosen not to stand for re-election at the AGM this year. Dutch citizen. Age 68.

05
Dennis Millard
Appointed to the Board of Exel plc and Chairman of the Audit Committee on 25 September 2003, Dennis Millard has been Group Finance Director of Cookson Group plc, a materials technology group, since 1996.

Executive Board
John Allan (Chairman)
John Coghlan
Bruce Edwards
Graham Fish
Mick Fountain
C K Lee
Stewart Oades
Ian Smith
Chris Stephens
Nigel Underwood

Company Secretary and Corporate Legal Director
Doug Evans

*Exel plc was formed following the merger in May 2000 of Ocean Group plc (now Exel plc) and former Exel plc (previously NFC plc).

Tony Isaac resigned from the Board on 29 September 2003. Dennis Millard was appointed Director and Chairman of the Audit Committee on 25 September 2003. John McDonough was appointed Director on 1 February 2004.

Dennis Millard and John McDonough, having been appointed since the last AGM, retire from the Board under provisions of the Articles of Association and, being eligible, offer themselves for re-election.

John Allan, Mick Fountain, John Loudon and Ian Smith retire from the Board by rotation under provisions of the Articles of Association and, being eligible, John Allan, Mick Fountain and Ian Smith offer themselves for re-election.

John Loudon, who served as Director during the year, will not seek re-election.

Previous appointments include non-executive Director and Chairman of the Audit Committee for ARC International plc and Finance Director of Medeva plc. US citizen. Age 54.

06
Fritz Ternofsky
Appointed to the Board of former Exel plc* in October 1998, Fritz Ternofsky's background is in the field of commercial operations. He was executive Director at Compass Group plc responsible for UK and Scandinavia and a Board Director from 1993 to 1999. He is currently a member of the Supervisory Board of Compass Germany and Austria and non-executive Director of Care UK plc, Dolphin Nurseries Limited, Kew Green Hotel Limited and UK Explorer Limited and Senior Independent Director of Punch Taverns plc. Austrian citizen. Age 60.

07
John McDonough
Appointed to the Board and member of the Audit Committee on 1 February 2004, John McDonough is an experienced international businessman and is currently Group Chief Executive of Carillion plc. He was formerly Vice President, Integrated Facilities Management, Europe, Middle East and Africa of Johnson Controls Inc and is also a member of the CBI's Public Services Strategy Board. Age 52.

Executive Directors

08
John Allan, Chief Executive
Appointed Chief Executive of Ocean Group plc* in September 1994 and has been instrumental in the creation of the global leader in supply chain management following the merger. John Allan was a Board Director at BET plc between 1987 and 1994 with key responsibilities for Business Services (Europe) and as Group Marketing Director. He was a non-executive Director of Wolseley plc until March 2004. He is a non-executive Director of PHS Group plc and a member of the CBI's Presidents' Committee, the International Advisory Committee of the Singapore Economic Development Board, the University of Edinburgh Campaign Board and President of the Freight Transport Association. Age 55.

09
John Coghlan, Deputy Chief Executive and Group Finance Director
John Coghlan joined Ocean Group plc* as Finance Director in October 1995 and became Deputy Chief Executive on completion of the merger in 2000 and Group Finance Director in July 2001. He spent eight years at Arthur Andersen & Company and then joined Tomkins plc for a further eight years where he became Director – Financial Services. Appointed non-executive Director of Yell Group plc in June 2002. Age 45.

10
Bruce Edwards, Chief Executive, Americas
Joined former Exel plc* in 1986 and was appointed Chief Executive Officer for Exel Logistics Americas in 1995. He was appointed Board member of the former Exel plc* in November 1999 and has overseen the Company's expansion into Canada and Latin America and rapidly moved the Company towards becoming the leading supply chain provider in the Americas. Before joining Exel, he spent eight years at Space Center Inc, a US-based logistics company, and he is currently a Member of the Council of Logistics Management and the Warehousing Education and Research Council. US citizen. Age 48.

11
Mick Fountain, Chief Executive, Global Freight Management
Appointed a Director in March 2001, Mick Fountain has spent his career in the logistics field including the last 18 years with Exel following the acquisition of Jardine Air Cargo in 1986. He heads Exel's global freight management group which develops the global aspects of the air and seafreight network and is also a Director of the industry-related bodies, Cargo 2000, Cargo Network Services and RosettaNet, and member of the Council of Logistics Management and the International Air Cargo Association. He is a non-executive Director of Safety Kleen Inc. Age 50.

12
David Riddle, Chief Executive, Cory Environmental
Joined Ocean Group plc* in 1971 and was appointed to the Board in 1994. He previously held a number of positions at Ocean Group plc including Group Strategic Planner, Director, Marine Division and Managing Director, Cory Towage Limited before joining Cory Environmental in 1990. He is non-executive Chairman of Environmental Services Association Limited, the waste management trade association. Age 58.

13
Ian Smith, Chief Executive, Europe, Middle East and Africa
Joined Ocean Group plc* in May 1998 as Group Commercial Director and was appointed to the Board in March 2001. He previously worked for Royal Dutch/Shell Group and was Managing Director of Monitor Company Europe, a consulting firm providing strategic advice to a number of key global customers, and today has responsibility for Exel's entire operations across Europe. He is also a non-executive Director of MFI Furniture Group plc. Age 50.

Directors' report



Doug Evans
Company Secretary

The Directors present their report and the financial statements for the year ended 31 December 2003.

Principal activities and business review
Exel is the global leader in supply chain management, providing customer-tailored solutions to a wide range of manufacturing and retail industries. Exel's services cover the entire supply chain at local, regional and global levels, ranging from design and consulting to freight forwarding, warehousing and distribution services as well as integrated information management and e-commerce support.

A business review for the year and the likely future developments are set out on pages 12 to 19. The financial review is on pages 44 to 47.

Dividends
The Directors recommend a final dividend of 16.8p per share for the year ended 31 December 2003 (2002: 15.3p) making a total for the year of 24.7p per share (2002: 22.8p). Subject to shareholders approving this recommendation at the 2004 Annual General Meeting (AGM), the dividend will be paid on 27 April 2004 to shareholders on the register at the close of business on 2 April 2004.

Directors
Dennis Millard was appointed to the Board as non-executive Director on 25 September 2003. Tony Isaac resigned from the Board as non-executive Director on 29 September 2003. John McDonough was appointed to the Board as non-executive Director on 1 February 2004.

John Loudon, who was first appointed to the Board of Ocean Group plc in 1992, will retire by rotation at the AGM on 22 April 2004 and will not seek re-election.

As a result of an internal review in January 2004, certain aspects of the roles of several executive Directors changed. Details are given in the Board and management section on page 15.

The current Directors' biographies are set out on pages 20 and 21.

Details of the Directors' service contracts, emoluments and share interests are found in the Directors' remuneration report on pages 28 to 38.

Corporate governance
A report on corporate governance is set out on pages 23 to 27.

Substantial shareholdings
At 12 February 2004, the Company was advised of the following notifiable interests in its shares:

	Shares held	% issued share capital
Morley Fund Management Limited	14,030,213	4.70
Legal & General Investment Management Limited	11,005,849	3.69

Share schemes
The Company encourages employee share ownership as it helps to align the interests of employees and shareholders and enables employees to benefit directly from increases in the Company's share price. Options were granted under the Executive Share Option Scheme 2001 over 2,667,275 shares on 11 March 2003 at a price of 538p and over 19,472 shares on 29 July 2003 at 678p. These options are subject to specified performance criteria and will become exercisable three years from the date of grant. Provisional awards over 684,004 shares were made on 10 March 2003 under the Company's Long Term Incentive Plan to a number of senior executives. These shares are subject to specified performance criteria and can be taken into the executive's name four years from the date of the award. No offer was made in 2003 under the Company's Savings-Related Share Option Scheme 2002. Details of the above share schemes are provided in the Directors' remuneration report.

Employees
The Group's policy is to give disabled people fair consideration for all types of vacancies and to provide equal opportunities for training, career development and promotion in line with skills and abilities.

The Group is committed to the development of a working environment which encourages constructive and flexible forms of employee participation and which offers employees the opportunity to become involved in matters which affect them. Employees are kept regularly informed through an electronic information system, global newsletters, meetings, team briefings and audio bulletins on matters affecting them as employees and on issues affecting their performance. A dedicated internal communications team manages the release of information to staff across the world. The Company's interim and annual results are communicated to all senior management on a timely basis by e-mail. Processes exist at local level to communicate these results to all employees.

Charitable and political donations
During the year the Group made charitable donations of £0.9m (2002: £1.2m). Details of the Group's charitable work and community involvement is provided in the report on corporate social responsibility on pages 39 to 42. There were no political donations.

Payment to suppliers
It is the Group's practice that payments to suppliers are generally made in accordance with the terms and conditions agreed between Exel and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2003, the amount for trade creditors on the balance sheet represented 30 days (2002: 27 days) of average daily purchases for the Group.

Annual General Meeting
The AGM will be held on Thursday 22 April 2004 at the Congress Centre, 28 Great Russell Street, London WC1B 3LS.

Details of the resolutions shareholders will be asked to approve are set out on page 88.

Auditors
A resolution for the reappointment of Ernst & Young LLP as Auditors will be put to the AGM.

Going concern
The Directors are satisfied, after having made appropriate enquiries, that the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

On behalf of the Board
Doug Evans, Company Secretary
27 February 2004

Corporate governance

Contents

1. Compliance

Exel has applied the principles contained in the existing Combined Code of the Committee on Corporate Governance (the Code) during the year and this Report describes how Exel has complied with the Code's provisions.

The Board considers that the Company complied throughout the year with the existing Code's provisions.

In July 2003, a new version of the Combined Code (the new Code) was published which will apply to financial years beginning on or after 1 November 2003. Although Exel is not required to comply with the new Code for the year ended 31 December 2003, Exel has taken steps to comply with it, and this report describes how the principles of the new Code have been applied and where the Board believes it is in compliance with the new Code's provisions. Where the Company is not in compliance with the new Code's provisions, an explanation as to why this is so has been provided.

2. The Board

The Board has a formal schedule of matters reserved for its decision. The Board determines the strategic direction of the Group, establishes policies and monitors operational performance and internal controls. Items approved by the Board include annual budgets, medium-term business plans, financial reporting to shareholders, major acquisitions, disposals, projects and contract renewals, significant capital expenditure, financing proposals and issues relating to corporate social responsibility (CSR). Certain issues are delegated to duly authorised committees of the Board, as described below. The Board reviewed and approved Exel's strategy at its meeting in September 2003.

The Board meets a minimum of eight times a year. In addition to Board meetings held at Head Office, the Board meets at site locations on at least two occasions during the year, at least one of which includes a visit to one of the Group's locations outside the UK. In September 2003, the Board met in Chicago and visited operations in the area.

During 2003, the Chairman and the non-executive Directors met once without the Chief Executive or the other executive Directors present for part of the meeting. Following a review of the Board's effectiveness, the Senior Independent Director will arrange a meeting of non-executive Directors once a year without the Chairman, Chief Executive or other executive Directors present.

The Company arranges comprehensive Directors' and Officers' liability insurance cover which the Board regards as appropriate and adequate in the circumstances.

2.1 Board balance and independence

The Board considers that 12 Directors is the right number for it to operate effectively whilst ensuring the Board has the appropriate range of skills and experience. The Board comprised six executive Directors, five non-executive Directors and the Chairman throughout the year. For a brief period since John McDonough's appointment on 1 February 2004, there have been six non-executive Directors. However, this will reduce again to five as John Loudon will retire by rotation at the AGM on 22 April 2004 and will not seek re-election.

Corporate governance
continued

There is no present intention to alter this composition. The Board considers that ensuring individual Directors participate fully and independently in decision-making is more important to achieve a balance of power than the precise split of executive and non-executive Directors. The Chairman ensures that the non-executive Directors challenge the Company's management, put forward their views and perform their duties in a rigorous and robust manner.

The Directors' biographies, including those seeking election and re-election at the 2004 AGM, and the composition of the Audit, Remuneration and Nomination Committees are set out on pages 20 and 21.

The division of responsibilities between the Chairman and the Chief Executive is clearly established. The Chairman leads the Board, ensures its effectiveness in all aspects of its role and sets the agenda for meetings.

The Board considers five of its non-executive Directors to be independent in the sense outlined in the new Code. John Loudon will not be seeking re-election at the AGM on 22 April 2004.

The Board has appointed Sir William Wells as Senior Independent Director. Sir William is available to shareholders in circumstances where the usual channels of communication with the Company have failed to resolve an issue or where such contact is inappropriate.

As required by the Company's Articles of Association, all Directors are subject to election by shareholders at the first opportunity after their appointment and a minimum of one third of Directors must retire at each AGM. In addition, any Director aged 70 or over must stand for re-election to the Board every year.

2.2 Appointments to the Board
Using the example of the two recent appointments to the Board, the Board debated and established the set of skills and attributes required by the candidates based on an evaluation by the Nomination Committee. An external search consultant was appointed who selected candidates according to the criteria identified by the Board. The Chairman and the Senior Independent Director interviewed short-listed candidates. The Chief Executive and the Deputy Chief Executive also interviewed the preferred candidate. The Directors were given the opportunity to speak to the candidate and vice versa. Details of the composition and role of the Nomination Committee are set out below.

The Board has considered succession planning in relation to senior management and the results of a review of management succession conducted in 2003 were presented to the non-executive Directors in January 2004.

2.3 Information and professional development
The format, quality and supply of information provided to the Board was reviewed as part of the Board appraisal process conducted in 2003. The Company Secretary manages the process of supplying Board papers, reports and other information to the Directors. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings. All non-executive Directors have independent access to the external auditors.

A procedure is in place so that Directors are able, if required, to seek independent professional advice at the Company's expense in connection with their duties. The Company Secretary, who is Secretary to all Board committees, has responsibility for ensuring that Board procedures are followed and is accountable to the Board, through the Chairman, on all governance matters. The appointment and removal of the Company Secretary is one of the matters reserved for the Board. All Directors have direct access to the advice and services of the Company Secretary.

There is ongoing training of existing Directors with the emphasis on legal, regulatory and accounting developments. The Company Secretary advises the Board through the Chairman on governance matters. Newly appointed Directors are provided with relevant training on their role and responsibilities. A comprehensive induction programme was adopted and is in progress for Dennis Millard and John McDonough, the most recent additions to the Board. This programme includes presentations from management, site visits and training in regulatory and technical areas such as legal and accounting matters.

2.4 Performance evaluation
A comprehensive appraisal of the Board's performance, based on structured interviews conducted by the Company Secretary, was performed in 2003 and its results reviewed by the Chairman. The issues and proposed changes identified were discussed in detail with the Board, both collectively and individually, and appropriate action was taken during the course of 2003.

It is proposed that in 2004 the evaluation will be based on a questionnaire which will focus on committee effectiveness.

2.5 Board attendance
The following table shows the Directors' attendance at scheduled Board and Board committee meetings during 2003:

	plc Board	Audit Committee	Remuneration Committee	Nomination Committee
Number of scheduled meetings in 2003	**8**	**4**	**5**	**1**
Nigel Rich	8	4	5	1
John Allan	8			1
John Coghlan	8			
Bruce Edwards	8			
Mick Fountain	8			
Jean-Claude Guez	8		5	
Tony Isaac[1]	4	4		
John Loudon	6		4	
Dennis Millard[2]	3	1		
David Riddle	8			
Ian Smith	8			
Fritz Ternofsky	8	4		
Sir William Wells	8		5	1

1. Tony Isaac attended 4 out of 6 Board meetings before he resigned as Director on 29 September 2003.
2. Dennis Millard attended all Board meetings after his appointment as Director on 25 September 2003.

3. Board and management committees

The three principal Board committees are the Audit, Remuneration and Nomination Committees. All these committees have written terms of reference which are available on the website or on request from the Company Secretary.

The need to ensure that committee membership is refreshed has been considered. The membership of the Audit Committee was reviewed and change has been effected as detailed below.

Only the chairmen and members of the committees are entitled to be present at committee meetings. However, all non-executive Directors are invited to attend all Audit Committee meetings and executive Directors are invited to attend Audit Committee meetings where the Company's preliminary and interim results are considered.

As part of the 2003 Board appraisal process, the committee chairmen confirmed that they had access to sufficient resources to carry out their duties.

The Executive Board is chaired by the Chief Executive and consists of the senior executives identified on page 21 and the executive Directors, with the exception of David Riddle. It holds monthly meetings, half of which are via conference call for those executives based outside the UK. The responsibilities of the Executive Board cover the Company's contract logistics and freight management activities and include global strategy, international account development, resource management, strategic IT issues, the review and approval of acquisitions and projects before they are submitted to the Board and CSR matters.

Other key committees include the Acquisition Review Board, which meets monthly to review potential acquisitions and disposals, the Project Review Board, which meets monthly to review new business, contract renewal proposals and new IT projects and the Risk Management Committee, which meets quarterly to review risk management, insurance, CSR and health and safety issues.

3.1 Audit Committee

The Audit Committee comprising three non-executive Directors meets at least three times a year and met on four occasions during 2003. Tony Isaac resigned as Chairman of the Audit Committee when he resigned from the Board on 29 September 2003. Dennis Millard was appointed Chairman of the Audit Committee following his appointment to the Board on 25 September 2003. He is Group Finance Director of Cookson Group plc and therefore has recent and relevant financial experience. With effect from 1 February 2004, Nigel Rich left the Audit Committee and was replaced by John McDonough.

The Audit Committee provides a line of communication between the Board and the Company's external and internal auditors. Its principal functions include ensuring that appropriate financial standards are established and maintained throughout the Group, reviewing the Group's accounting policies, financial control systems and related matters and making recommendations to the Board as and when necessary. The Committee meets the Company's internal and external auditors without the Company's management being present at the end of each meeting. It keeps under review the scope and results of the audit, as well as the independence and objectivity of the external auditors, and monitors and approves the level and extent of non-audit services provided to the Company by the external auditors. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the external auditors. It also approves the appointment and termination of appointment of the Company's Head of Global Audit and Assurance.

3.2 Remuneration Committee

During 2003, the Remuneration Committee comprised three non-executive Directors and the Chairman. Mr Loudon will not seek re-election as Director when he retires by rotation at the AGM and will therefore cease to be a member of the Remuneration Committee. At present, it is not envisaged that another member of the Board will be appointed to the Remuneration Committee. The Remuneration Committee meets at least four times a year and met on five occasions in 2003. Its responsibilities include setting remuneration policy, ensuring that the remuneration and terms of service of the executive Directors are appropriate and that Directors are fairly rewarded for their individual contribution to the Company's overall performance. It also ensures that the allocation of share options to senior employees and the participation of executives in the Long Term Incentive Plan are on a fair and equitable basis and in accordance with agreed performance criteria. A separate report on Directors' remuneration is included on pages 28 to 38.

3.3 Nomination Committee

The Nomination Committee comprising the Chairman, the Senior Independent Director and the Chief Executive, meets as necessary, and at least once a year.

The Nomination Committee's principal functions are to review the structure, size and composition of the Board and the membership of Board committees. Nigel Rich chairs the Nomination Committee. During 2003, the Committee met once to evaluate the set of skills and attributes required by candidates for forthcoming vacancies on the Board, to consider re-election to the Board of those Directors retiring by rotation at the 2004 AGM, to consider succession planning at Board level and to review the composition of the committees.

Corporate governance
continued

4. Internal controls and risk management
4.1 Basis for disclosure
Exel has ongoing processes for identifying, evaluating and managing the significant risks faced by the Company. Processes were in place throughout 2003 for regular review by the Board of the effectiveness of the system of internal control and risk management and as such the Company has complied with the guidance produced by the Turnbull Committee 'Internal Control: Guidance for Directors on the Combined Code'.

4.2 System of internal controls
Internal control is defined in the new Code as 'all material controls, including financial, operational and compliance controls and risk management systems'.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board regularly reviews the Group's strategic direction. At the business level, strategic objectives, annual plans and performance targets are set by the executive team and reviewed by the Board in the context of the Group's overall objectives. There is a defined process for identifying, evaluating and managing the significant risks faced by the Group which has been in place for the year under review and remains in place. This process, which has been approved and reviewed by the Board, consists of:

- a formal identification by management at each level of the Group of the key risks to achieving their business objectives, together with the risk management activities used to minimise these risks and the routine assurance processes which indicate the effectiveness of their internal controls. The formal process includes evaluation of the inherent impact and likelihood of each risk and its residual impact and likelihood after management action
- a process of regular certification by management that they are responsible for the risks to their business objectives, that they have reviewed their risks and controls and that they have complied with the requirements of Group policies
- a process of regular reporting and review, at regional executive meetings and by the Board, of progress in the improvement of risk management activities and action taken subsequent to incidents which have occurred
- assurance, which is provided by internal audit, as to the existence and effectiveness of the risk management activities described by management.

In addition to this process, businesses are subject to:

- a quarterly, comprehensive business review by the executive team
- independent internal and external audits which focus on areas of greatest risk, reporting to the executive team and the Audit Committee
- an extensive budget and target-setting process governed by strict timetables and detailed specifications
- a monthly reporting and forecasting process reviewing performance against agreed objectives
- appropriate delegated authority levels across the Group which prescribe the limits to which the Group can be committed
- established financial policies and procedures, covering capital expenditure and project appraisal as well as post project review
- other risk management policies and procedures which are designed to meet the needs of the particular business to which they relate. These include health and safety, environmental and other CSR issues, legal compliance, quality assurance, risk transfer, insurance and security.

These procedures are then monitored and assessed in a variety of ways, including internal and external independent review.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

- the Board reviews the effectiveness of the risk management process and significant risk issues are discussed
- the Board reviews and considers the minutes of the Risk Management Committee
- the Chairman of the Audit Committee reports to the Board the outcome of, and the Board receives the minutes of, all Audit Committee meetings
- the Board considers financing, investment and treasury decisions concerning the Group, including the giving of guarantees and indemnities
- the Board reviews the role of insurance in managing risks across the Group
- the Board reviews the key Group and business unit risks during the year, taking into account how the risks have changed over the period under review.

The Audit Committee monitors the integrity of the financial statements and reviews all formal announcements relating to financial performance, including the corporate governance report.

The Audit Committee, on behalf of the Board, annually reviews the scope of work, authority and resourcing of internal audit. The Head of Global Audit and Assurance has access to the Chairman of the Audit Committee and has a meeting with the Chairman prior to each Audit Committee meeting without the presence of executive management. The Head of Global Audit and Assurance also meets the other members of the Audit Committee as required.

The annual plan is presented to the Audit Committee meeting in November and updates are presented at other meetings throughout the year. The Audit Committee receives copies of all audit reports and a progress report at each meeting which identifies key issues and provides a summary of the reports issued since the last meeting. The Audit Committee also reviews and monitors management's response to the issues raised in the audit reports.

Processes are in place by which staff may, in confidence, raise concerns about potential improprieties within the business.

5. Corporate social responsibility (CSR)

The Board recognises its collective responsibility to ensure that the Group has appropriate policies on social, environmental and ethical matters, adequate procedures to implement them and verification policies and procedures to monitor them. The Board takes account of CSR matters and significant CSR risks through a Board level review at least annually and through the regular reports of the Risk Management Committee. John Coghlan, Deputy Chief Executive and Group Finance Director, is responsible to the Board for all CSR matters and is Chairman of the Risk Management Committee.

The Board delegates responsibility for ensuring it has adequate information on CSR matters to John Coghlan and Doug Evans, the Company Secretary. This information includes, where relevant, the collection and evaluation of data, for instance on environmental, health and safety and employment issues, to enable improvement targets to be set and performance against these targets to be measured. The Group's risk management process also brings to the Board's attention areas of less significant risk. In addition, Exel's crisis management process is able to keep Board members informed should the need arise. Furthermore, at the operational level, CSR is regarded as an integral part of management responsibility and is monitored accordingly.

CSR risks are identified, managed and brought to the attention of the Board through the Group's overall risk management process, discussed above. As in 2002, no specific CSR-related risks have been identified that could have a material impact on the business.

Verification of Exel's CSR activities and of the data required for that verification is undertaken by the Group's internal audit team. Where specific or technical expertise is required, external consultants are used.

6. Shareholder relations

6.1 Dialogue with institutional shareholders

Institutional shareholders and analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. The Company also hosts conference calls on the same day. The Company holds investor meetings throughout the year. The annual investor day took place in December 2003.

Whenever possible the Chairman and Senior Independent Director attend the results presentations and annual investor day, making themselves available to meet shareholders and analysts. Further investor engagement is planned for 2004 to discuss governance matters.

The Board receives a report on investor relations at each meeting and all analysts' notes are circulated to the Board. A wide-ranging survey of institutional shareholders is planned in 2004.

6.2 Constructive use of the AGM

Particular importance is placed on communication with private shareholders. The AGM presents an opportunity to meet and question the Directors. Shareholders are invited to submit questions in advance of the meeting. At the AGM, to be held on 22 April 2004, there will be a business presentation by the Chief Executive and a display of various aspects of the Group's activities. The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions. Electronic proxy voting as well as proxy voting by CREST are available. The number of proxy votes for, against and abstentions will be announced after each resolution, will be available in printed form at the end of the meeting and will be published on the Company's website. A detailed explanation of each item of special business to be considered at the AGM is included in the Notice of Meeting, which is sent to shareholders at least 20 working days before the meeting.

Webcasts of briefings for analysts and institutional shareholders are posted on the Company's website so as to be available to all shareholders. A subscription e-mail service is available through the Company's website for all interested parties enabling access to all Company notifications and news releases.

An investor relations report, including details of activities during the year, is set out on pages 85 to 87 and information of particular interest to private shareholders can be found from page 88. In addition, the Company's website makes available a wide range of information to shareholders.

@ To subscribe for Company notifications and news releases go to www.exel.com/eTools/subscribe.asp

@ To view the Board Committees' terms of reference go to http://investor.exel.com/exelplc/financialcalendar/boardcommittees/

Directors' remuneration report

Contents

01 Sir Williams Wells
02 John Loudon
03 Nigel Rich
04 Jean-Claude Guez



"I am pleased to present the Directors' remuneration report for 2003. The aim of the report is to demonstrate how the Remuneration Committee aligns remuneration policy with the interests of shareholders whilst retaining and motivating Exel's world-class people. To assist shareholders in understanding how the Committee pursues this aim, we have tried to improve the clarity of the report by introducing some new elements, for example further information on the composition of performance-related remuneration of executive Directors and a new section on the remuneration of the Chairman and non-executive Directors.

"I recommend that shareholders vote in favour of the report."

Sir William Wells
Chairman, Remuneration Committee

1. Introduction

This report sets out the Company's policy on remuneration as well as the salary and benefits of the Directors during the year.

The Report has been prepared by the Remuneration Committee and approved by the Board.

2. Compliance

The Listing Rules and the Directors' Remuneration Report Regulations 2002 (the Regulations) require Exel to prepare a report on directors' remuneration.

Section 7 of the report has been audited in accordance with the Regulations.

Exel has applied the principles relating to Directors' remuneration in the Combined Code during the year and this report describes how Exel has complied with the provisions relating to Directors' remuneration in the Combined Code.

In July 2003, a new version of the Combined Code was issued and this will apply to companies with financial years beginning on or after 1 November 2003. Although not required to comply with the new Code for 2003, Exel has taken steps to comply as far as possible in respect of Directors' remuneration.

A resolution will be put to shareholders at the AGM on 22 April 2004 inviting them to consider and approve this report.

3. Responsibilities and membership of the Remuneration Committee

3.1 Role of the Remuneration Committee

The Remuneration Committee is a committee of the Board and its duties are to:

- determine and agree with the Board the framework or broad policy for the remuneration of the Chief Executive, the Chairman and other designated members of executive management
- ensure, in determining such policy, that executives are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to Exel's success
- determine targets for any performance-related pay schemes operated by Exel

- determine the total individual remuneration package of each member of the executive management team including annual incentive payments, restricted shares and share options
- determine the policy for and scope of pension arrangements, service agreements for the executive management team, termination payments and compensation commitments
- oversee any major changes in employee benefit structures throughout the Group.

The full terms of reference of the Remuneration Committee are available from the Exel website or the Company Secretary.

No individual is involved in any decision as to his or her own remuneration.

3.2 Membership
Throughout the year, the Remuneration Committee comprised Sir William Wells (Committee Chairman), Jean-Claude Guez, John Loudon and Nigel Rich. John Loudon will cease to be a member of the Committee as he is retiring by rotation but not seeking re-election as a Director at the AGM on 22 April 2004.

Excluding John Loudon, two of the Committee's members are independent non-executive Directors. The other member, Nigel Rich, is Chairman of the Company. Although in his capacity as Chairman he is not considered to be independent for the purposes of the new Combined Code, he is able to provide the Committee with important additional experience, expertise and insight which is particularly relevant when the Chief Executive's remuneration is being reviewed. Nigel Rich is not present or involved in the determination of his own remuneration. The Board supports Nigel Rich's continued membership as his contributions increase the effectiveness of the Committee.

3.3 Meetings
The Committee meets at least four times a year and in 2003 met five times.

The Chief Executive and the Group Human Resources Director are invited to attend and speak at meetings except when their own remuneration is being considered.

3.4 Advisors
The Remuneration Committee appointed and received advice in relation to executive remuneration, benefits, pensions and share schemes from Towers Perrin LLP, Watson Wyatt LLP, New Bridge Street Consultants and PricewaterhouseCoopers.

PricewaterhouseCoopers also provided the Company with general tax advice for internationally mobile employees.

The Remuneration Committee also received advice during the year from John Allan (Chief Executive), Chris Stephens (Group Human Resources Director), Rita Faherty (Director of Reward), Doug Evans (Company Secretary) and Trevor Williams (Director of Pensions).

4. Policy statement
4.1 Reward policy
The Remuneration Committee determines the reward for executive Directors and other key senior executives. The reward policy complies with the principles of the Combined Code, except where explicitly stated, and is based on the philosophy that remuneration arrangements should support the Company and its constituent businesses in the achievement of business objectives.

The reward policy is designed to attract and retain the right calibre of people, to motivate individuals to deliver superior performance and to encourage collaboration across the business.

In determining appropriate levels of reward, Exel takes into account local market competitiveness, shareholders' views and the UK regulatory framework. Reward levels are compared with those in companies of similar size and focus in each of our regions and markets. For executive Directors, Exel aims to provide base salary and benefits at mid-market competitive levels. For the short-term and medium- to long-term incentives, the Remuneration Committee applies a common framework that is based on UK competitive practice and manages remuneration such that, if superior performance is achieved, total remuneration will be at upper quartile levels. The Committee recognises that a UK incentive structure may lead to less than competitive total reward levels in some markets, particularly in the US, and therefore base salary practice in those markets may be adjusted to ensure competitive total reward levels.

Senior executives' rewards are linked to business performance. The ratio of fixed to variable reward and the programmes through which reward is delivered are monitored to ensure that the reward policy supports Exel's business strategy, is in line with emerging best practice and is in the interests of shareholders.

The Remuneration Committee believes that its current remuneration policy meets its global objectives but is mindful that the dynamic market conditions of the industry in which Exel operates require the Committee to ensure that the approach to remuneration is reviewed and adapted as necessary.

The Committee intends to carry out a full review during 2004 of the principal elements of remuneration of the executive Directors and other key senior executives to ensure that Exel's reward policy reflects current best practice.

Executive Directors are encouraged to take on one non-executive directorship of another company, other than John Allan who is permitted two external directorship appointments. It is Board policy to allow the executive Directors to retain the fees from such appointments.

	Fees received from external directorships in 2003
John Allan	£91,250
John Coghlan[1]	£61,667
Bruce Edwards	–
Mick Fountain	US$4,500
David Riddle	–
Ian Smith	£28,000

1. At the completion of the initial public offering of Yell Group plc in July 2003, John Coghlan was issued ordinary shares equivalent to £75,000 which matched his personal investment in that company. These shares are subject to a minimum holding period of one year.

Directors' remuneration report
continued

4.2 Performance graph
The graph below shows the total shareholder return (TSR) of an investment of £100 in Exel shares over the last five years compared with an investment of £100 in the FTSE 350 index. TSR is defined as share price growth plus reinvested dividends. The FTSE 350 was selected as the most appropriate broad equity market index. Exel is a constituent member and the Committee believes that this broader index is the most appropriate benchmark for performance over a five-year period. The FTSE 350 is also the index used for the purposes of Exel's Long Term Incentive Plan (LTIP), determining Exel's TSR performance for the purposes of the vesting of share awards under the LTIP. However, the time frame for measurement of the graph is five years whereas Exel measures TSR over three years for the purposes of its LTIP. In addition, the underlying mechanics to calculate the graph are different.

The graph demonstrates that Exel outperformed the FTSE 350 by 21% over five years.

Historical TSR performance
Growth in the value of a hypothetical £100 holding over five years
FTSE 350 (excluding investment companies) comparison based on spot values


£
Exel
FTSE-350 (ex inv)
180
160
140
120
100
80
60
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Dec 2002
Dec 2003

4.3 Performance linkage
Each element of the executive Directors' reward package supports the achievement of key business measures, as illustrated in the table below.

Element	Structure	Purpose	Performance standard
Base salary	Fixed: short-term	Reflects the competitive market rate for the job, the individual's contribution and the Company's ability to pay	Individual and business performance
Executive Incentive Plan (EIP)	Variable: short-term	Rewards the delivery of operational financial goals	Annual earnings per share growth and/or profit before tax
Executive Share Option Scheme (ESOS)	Variable: medium-/ long-term	Directly links to long-term growth strategy through share price growth Aligns executives with shareholders' interests	Sustained earnings per share growth
Long Term Incentive Plan (LTIP)	Variable: medium-/ long-term	Aligns executives with shareholders' interests Supports superior business performance in relation to competitor companies	Relative total shareholder return and sustained earnings per share growth

The Committee intends that, for target levels of performance, at least half of total compensation should be performance-related. The chart below sets out the relative proportion of the constituent parts of total compensation (excluding pension). The EIP is at 50% of maximum award and the expected values of share options and of awards made under the LTIP are calculated using a Black-Scholes methodology adjusted for performance conditions.

Elements of remuneration of executive Directors as a % of total reward



- 46% Base salary
- 17% Executive Incentive Plan
- 14% Executive Share Option Scheme
- 23% Long Term Incentive Plan

5. Executive Directors' remuneration: individual elements

5.1 Overall structure

The principal elements of remuneration for executive Directors are base salary, awards under the annual Executive Incentive Plan, medium- to long-term incentives and pension benefits. These are explained further below.

5.2 Base salary

External remuneration consultants regularly provide the Remuneration Committee with market data based on appropriate peer groups which include other logistics providers and companies in industries in which our customers operate. The Committee takes into account a number of factors including individual performance, the pay position described above and the level of awards made to other group employees before deciding individual salary awards.

Salaries for executive Directors are reviewed annually with effect from 1 October.

Base salaries of the executive Directors effective from 1 October 2003 were:

John Allan	£625,000
John Coghlan	£350,000
Bruce Edwards	US$515,000
Mick Fountain	US$528,000
David Riddle	£218,000
Ian Smith	£310,000

During 2003, the executive Directors each agreed to a reduction in the notice period from 21 months to 12 months in the event of a change in control. The Committee took account of this when reviewing their salaries for 2003/04 and this element of the increase represents approximately 3% of base salary. The Committee took the view that a small enhancement to the level of the 2003/04 base salary was both necessary and justified to secure the agreement of the executive Directors to change this contractual entitlement.

Aggregate salaries for 2003 are included in the table on page 35.

Base salary is the only element of remuneration which is pensionable.

5.3 Executive Incentive Plan

The Remuneration Committee approves the maximum award levels under the annual Executive Incentive Plan and the business financial measures against which performance will be assessed. The maximum level of award in 2004 will be 75% of base salary. The performance measures are the growth in profit before tax of the business units and Exel's growth in earnings per share (EPS).

5.4 Medium- to long-term incentives

Exel delivers its medium- to long-term share-based incentives through the Executive Share Option Scheme 2001 (ESOS 2001) and/or the Long Term Incentive Plan (LTIP). The decision as to whether to use the ESOS 2001 and/or the LTIP is determined by the Remuneration Committee based on what is considered most appropriate to motivate executives to achieve the businesses' objectives, taking into account internal and external business and market conditions. In 2003, the Remuneration Committee decided to grant a combination of awards under the ESOS and LTIP to executive Directors.

a) Executive Share Option Scheme

Executives and other eligible employees participate in the ESOS 2001, which was approved by shareholders at the AGM in 2001. The link between share price and option gains provides a built-in performance driver for recipients and directly aligns them with shareholders' interests.

The determination of the price at which shares may be acquired by the exercise of an option under the ESOS 2001 is delegated by the Board to the Remuneration Committee and is determined before its grant and is no less than the middle-market quotation of Exel shares (as derived from The London Stock Exchange Daily Official List) on the dealing day immediately preceding the grant date or the average of such quotations over the three dealing days immediately preceding the grant date. The grant of options must, save in exceptional circumstances, take place within six weeks of the first dealing date following the release of the Company's results for the full or half year. The timing of the grant of options and the decision to grant options is at the discretion of the Remuneration Committee.

The exercise of options granted under the ESOS 2001 is subject to a performance condition relating to growth in the Company's EPS in excess of inflation as measured by the UK Retail Price Index (RPI).

The following targets apply:

Average growth in EPS in excess of inflation	Proportion of options exercisable
5% or more pa	100%
3-5% pa	pro rata between 33% and 100%
3% pa	33%
Less than 3% pa	Nil

Directors' remuneration report
continued

The Remuneration Committee believes that EPS is the most appropriate performance condition for the ESOS 2001. Executives receive awards under the scheme only when there is a pre-determined increase in the profitability of the Company, as set out in the table on page 31.

The performance condition is measured from a fixed base point (the EPS for the financial year before options are granted) and will initially be compared with the EPS three years later. To the extent that the performance condition is not satisfied in full after three years, the Remuneration Committee believes that it is appropriate for the performance condition to be retested from the same base year after the fourth and fifth financial years but, if it is not met after the fifth financial year, the options will lapse.

Directors in the UK are eligible to participate in Exel's Savings-Related Share Option Scheme on the same basis as all UK employees.

The Company complies with the guidelines issued by the Association of British Insurers as regards the 10% limit of issued share capital under all share schemes in any ten year period.

b) Long Term Incentive Plan
The LTIP was approved by shareholders at the AGM in 1996.

Participants who have received provisional awards of shares in the Company are, subject to satisfying the relevant performance conditions, able to take the shares into their own names four years after the date of grant. Until that time, the shares are held in a trust which has an independent trustee. Dividends on the shares are reinvested to acquire further shares which are added to the shares a participant may receive.

The performance conditions, which must be satisfied before the shares vest, relate to: i) growth in EPS over the three year period; and ii) TSR which measures growth in Exel's share price and dividends over the three-year period following an award. The extent to which the award is available to participants will be determined by the Company's TSR in comparison with that of companies in the FTSE 350 index. Relative TSR has been chosen as the most appropriate performance measure because it requires the Company to have outperformed its peers before any rewards are received by executives.

The award in 2003 was in respect of shares with a value of 100% of basic salary and will vest in full only if the EPS target has been achieved and, after three years, the Company is ranked in the 90th percentile for TSR. A total of 40% of the shares will be available if the Company is ranked in the 50th percentile of companies. Between these two points vesting will be on a straight line basis. No shares will be released if the Company is ranked below the 50th percentile. Once vested the shares are deferred for a further year to increase the long-term nature of the plan and its retention effect.

No award will be released to a participant if, for the third financial year after the base year, the Company's EPS does not exceed the EPS for the base year by at least the percentage increase in the RPI over the same period plus 9%.

In certain compassionate circumstances, participants who leave employment will still be entitled to some benefit at the end of the four year period. However, if they were not in employment for all of the first three years of that period, their benefit will be scaled down to reflect their shorter service.

The performance criteria for the award made in 2000, which would have vested in 2003, were not met and in consequence the award has lapsed.

Whilst it is the Remuneration Committee's intention to grant further LTIP awards in 2004 on the same basis as in 2003, it will continue to review whether this is the most appropriate mechanism to align Exel's senior executives with the interests of shareholders and motivate them further to improve business performance in the long-term.

5.5 Pensions and other benefits
The Remuneration Committee is responsible for ensuring the appropriate application to executive Directors of Exel's approach to retirement benefits. All executive Directors participate in either UK or US pension plans entitling them to final salary-related and/or defined contribution benefits. Normal retirement age is 60 under the plans, except that, for the defined contribution plan of which Bruce Edwards is a member, normal retirement age is 62. Retirement benefits are designed to be both locally competitive and cost-effective.

John Allan, John Coghlan, David Riddle and Ian Smith are members of the Ocean Nestor Pension Scheme. The scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Benefits are subject to Inland Revenue limits as applicable. Mick Fountain's pension is achieved through a combination of the MSAS Cargo International Inc retirement programme and the MSAS Cargo International Supplementary Executive Retirement Plan. Mr Fountain does not pay contributions to the plans.

The main features of the plans, as they apply to Directors, are:

	Ocean scheme	MSAS schemes
Normal retirement age	60	60
Pension accrual	1/30 of final salary for each year of service	70% of final five years' average salary inclusive of any benefits accrued from Primary Social Security (provided the executive has completed at least 20 years of pensionable service)
Early retirement reduction	2% pa for each year under age 60	5% pa for each year under age 60
Ill health provision	Projected pension without reduction	Not applicable
Life assurance	Four times salary	Available outside the plan
Spouse/dependant pension	Payable on death	Payable on death
Pension increases	Lower of RPI or 5%	Not applicable

John Allan, John Coghlan and Ian Smith have basic pensions which are restricted by the Inland Revenue earnings cap, currently £99,000. Additional pension provision is by way of the payment of salary supplements in lieu of Funded Unapproved Retirement Benefit Scheme (FURBS) contributions. David Riddle is not affected by the earnings cap.

Bruce Edwards is a participant in the qualified and non-qualified Exel Inc retirement programmes, which are defined contribution plans. US legislation in respect of qualified retirement plans provides that for 2003 a maximum of US$200,000 of salary can be used to calculate employer contributions towards the programme. There are other applicable levels and limits that further restrict the amount of employer and employee contributions to a qualified plan. Mr Edwards' benefits are accordingly provided through a qualified plan and also a non-qualified plan, to which contributions are paid in excess of the limits. Mr Edwards' benefits in the combined plans provide for an overall matched employer contribution of up to 5% of remuneration per annum. In addition, Mr Edwards is eligible for an annual profit sharing contribution which is paid into his qualified plan account.

On 1 April 2003, the Company introduced new defined contribution pension arrangements for new employees in the UK businesses. There is no change to the existing arrangements, defined benefit and/or defined contribution, for those employed on or before 31 March 2003. Further information on the executive Directors' pensions is detailed in the table on page 35.

Directors are provided with cars or car allowances and other benefits in line with competitive practice.

Directors' remuneration report
continued

5.6 Contracts and termination provisions
All contracts with executive Directors are rolling and subject to a maximum 12 months' notice of termination if given by the Company and six months' notice of termination if given by the executive Director.

The Company may elect to terminate the employment of an executive Director by a) making a payment to him calculated by reference to the value of salary and bonus entitlement which he would have received during the unexpired portion of the notice period; b) enhancing his pensionable service under the Company pension scheme so that he is treated as if he had remained in employment during the unexpired portion of his notice period; and c) continuing to provide him with medical insurance, permanent health insurance, company car or car allowance and death in service benefits for the unexpired portion of his notice period or by paying him in lieu of such benefits (a, b and c above are referred to as 'the Compensation'). In addition, both John Allan and David Riddle are entitled to liquidated damages calculated in the same manner as the Compensation in the event that they are constructively dismissed or dismissed in breach of contract.

As mentioned in section 5.2 on base salary, the executive Directors each agreed to a reduction in their notice period in the event of a change of control from 21 months to 12 months.

In the event that the Company wishes to terminate the employment of an executive Director within 12 months of a change of control, it must serve 12 months' notice upon the Director. All contracts with executive Directors provide for the payment of liquidated damages, calculated in the same manner as the Compensation, in the event of a) the early termination of the contract by the Company within 12 months of a change of control; or b) the executive Director serving a 60 day counter-notice on the Company within five months of the Company serving 12 months' notice on him; or c) the executive Director terminating the contract within one month of a change of control (in the case of John Allan and David Riddle only).

In the event that the Company chooses to enforce restrictive covenants against an executive Director following termination of his contract, the Company will pay the executive Director compensation calculated in the same manner as the Compensation for the duration of the period for which the Company chooses to enforce the restrictive covenants, up to a maximum of six months. This provision does not apply to Bruce Edwards.

Future executive appointments to the Board will be expected to have notice periods of 12 months unless, in order to attract candidates of sufficient calibre, it is considered necessary to offer a longer period initially.

The dates of the contracts of the executive Directors with the Company are shown in the table below:

Executive	Contract date
John Allan	1 October 1994
John Coghlan	16 October 1995
Bruce Edwards	30 April 2000
Mick Fountain	31 December 2002
David Riddle	1 October 1994
Ian Smith	31 December 2002

The service contracts of the executive Directors will be available for inspection at the AGM.

6. Chairman and non-executive Directors
The Chairman and non-executive Directors each have a letter of appointment containing a reciprocal rolling one month notice clause and they are subject to the Company's Articles of Association. The letters of appointment of the Chairman and non-executive Directors will be available for inspection at the AGM.

The remuneration for non-executive Directors consists of fees for their services in connection with the Board and Board committees. The non-executive Directors' fees, excluding those of the Chairman, are determined by the Board after taking into account competitive levels and the responsibilities and time commitment of the non-executive Directors. The Chairman's fees are determined by the Remuneration Committee.

With effect from 1 October 2003 the Chairman was paid a fee of £160,000 per annum. With effect from 1 January 2003 in respect of Sir William Wells and 1 July 2003 in respect of the other non-executive Directors, and fixed for a period of three years, the non-executive Directors received annual fees as set out below:

Senior Independent Director	£60,000
Chairman of the Audit Committee	£50,000
Non-executive Director	£40,000

Fees paid to non-executive Directors in the year ended 31 December 2003 are set out in the table on page 35.

From 2004, the Chairman and the non-executive Directors are each required to purchase £6,000 worth of shares in Exel every year. These shares must be retained by the Director for at least one year after the Director has left the Company.

The Chairman and non-executive Directors are not eligible to participate in Company share schemes, pension arrangements or the Executive Incentive Plan.

7. Tables

Directors' emoluments

The emoluments of the Directors for the year were as follows:

	Salary/ fee £000	Salary supplement[1] £000	Annual incentive £000	Taxable benefits[2] £000	2003 Total £000	2002 Total £000
Executive Directors						
John Allan	576	159	410	48	1,193	989
John Coghlan	331	64	236	27	658	558
Bruce Edwards[3]	289	–	184	17	490	536
Mick Fountain[3]	308	–	91	41	440	467
David Riddle	205	–	49	14	268	343
Ian Smith	291	49	165	22	527	469
Non-executive Directors						
Jean-Claude Guez	34	–	–	–	34	28
Tony Isaac[4]	24	–	–	–	24	33
John Loudon	34	–	–	–	34	28
Dennis Millard[5]	13	–	–	–	13	–
Nigel Rich	153	–	–	–	153	94
Fritz Ternofsky	34	–	–	–	34	28
Sir William Wells	60	–	–	–	60	33
Total	**2,352**	**272**	**1,135**	**169**	**3,928**	**3,606**

Notes:
1. This relates to cash payments made in lieu of FURBS contributions.
2. The main non-cash benefits for executive Directors are car and fuel allowances, insurances relating to medical, dental, ill health and death in service benefits and life assurance. In order to be market competitive, the two executive Directors based in the US also receive additional benefits such as club membership and appropriate expenses relating to financial planning and family travel.
3. Salary and benefits for Bruce Edwards and Mick Fountain have been translated at an exchange rate of US$1.64 (2002: US$1.50).
4. Tony Isaac resigned a Director on 29 September 2003.
5. Dennis Millard was appointed as Director on 25 September 2003.

Pensions

Defined benefits

Defined benefit elements of Directors' pensions earned in the year were:

	Accrued pension details			Transfer value of accrued benefits				
	Increase during 2003 (net of inflation increases) £000	Increase during 2003 (including inflation increases) £000	At 31 December 2003 £000	At 31 December 2002 £000	At 31 December 2003 £000	Transfer value of increase during 2003 (net of Director's contributions and inflation increases)[1] £000	Director's contributions £000	Change in transfer value (net of Director's contributions)[2] £000
John Allan	1	2	15	206	258	21	4	48
John Coghlan	2	3	26	180	222	13	4	38
David Riddle	10	14	161	2,330	2,784	161	8	446
Ian Smith	3	4	19	144	196	29	4	48
	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Mick Fountain	24	28	217	763	950	172	–	187

Notes:
1. This represents the value of the increase of the pension over the year (in the first column above) assessed at 31 December 2003 and does not take into account any change in the transfer value basis (ie financial conditions) over the year.
2. The change in transfer value reflects the increase in accrued pension over the year offset by changes to the transfer value basis over the year.

Defined contributions

During 2003, £19,000 was paid by the Company in respect of Bruce Edwards' defined contributions, as well as £8,000, £6,000 and £9,000 in respect of the defined contributions to the FURBS of John Allan, John Coghlan and Ian Smith respectively.

Directors' remuneration report
continued

Share options
Executive share options
Details of executive options held by the executive Directors under the 1984, 1994 and 2001 Executive Share Option Schemes are set out below:

	At 1 Jan 2003	Granted in 2003	Scheme	At 31 Dec 2003	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2003
John Allan	180,343		ESOS 2001	180,343	786	27.4.2004	26.4.2011	
	180,000		ESOS 2001	180,000	850	12.3.2005	11.3.2012	
		104,186	ESOS 2001	104,186	538	11.3.2006	10.3.2013	464,529
John Coghlan	104,198		ESOS 2001	104,198	786	27.4.2004	26.4.2011	
	109,411		ESOS 2001	109,411	850	12.3.2005	11.3.2012	
		60,465	ESOS 2001	60,465	538	11.3.2006	10.3.2013	274,074
Bruce Edwards	106,044		ESOS 2001	106,044	786	27.4.2004	26.4.2011	
	109,077		ESOS 2001	109,077	850	12.3.2005	11.3.2012	
		54,859	ESOS 2001	54,859	538	11.3.2006	10.3.2013	269,980
Mick Fountain	8,098		ESOS 1994	8,098	702	11.3.2001	10.3.2008	
	9,273		ESOS 1994	9,273	784	4.8.2001	3.8.2008	
	119,299		ESOS 2001	119,299	786	27.4.2004	26.4.2011	
	118,250		ESOS 2001	118,250	850	12.3.2005	11.3.2012	
		59,272	ESOS 2001	59,272	538	11.3.2006	10.3.2013	314,192
David Riddle	5,662		ESOS 1984	5,662	294	20.5.1997	19.5.2004	
	68,129		ESOS 2001	68,129	786	27.4.2004	26.4.2011	
	68,117		ESOS 2001	68,117	850	12.3.2005	11.3.2012	
		37,767	ESOS 2001	37,767	538	11.3.2006	10.3.2013	179,675
Ian Smith	87,366		ESOS 2001	87,366	786	27.4.2004	26.4.2011	
	91,764		ESOS 2001	91,764	850	12.3.2005	11.3.2012	
		53,023	ESOS 2001	53,023	538	11.3.2006	10.3.2013	232,153

No executive share options held by the executive Directors were exercised or lapsed during the year.

The last grant of options under the ESOS 1994 was made in March 2002. For those options granted under this scheme which have been exercised, the performance condition required to be satisfied was that the underlying EPS must have exceeded the increase in the RPI by 6% over a three year rolling period.

David Riddle is the only remaining executive who holds options granted under the ESOS 1984. In contrast to ESOS 1994, the vesting of these options is not subject to any performance criteria.

The performance conditions attached to the grants of options under ESOS 2001 are described in section 5.4 a) on pages 31 to 32, which has been audited.

The mid-market closing price of Exel shares at 31 December 2003 was 738.5p and the range of closing prices during 2003 was 515p to 780.5p.

Savings-related share options

The executive Directors held the following interests in savings-related share options at the year end:

	At 1 Jan 2003	Exercised	Cancelled	At 31 Dec 2003	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2003
John Allan	1,653	–	–	1,653	586	1.12.2004	31.5.2005	1,653
John Coghlan	2,879	–	–	2,879	586	1.12.2006	31.5.2007	2,879
David Riddle	1,358	1,358	–	–	287	1.12.2002	31.5.2003	
	1,604	1,604	–	–	430	1.12.2002	31.5.2003	
	441	–	–	441	626	1.12.2003	31.5.2004	
	284	–	284	–	819	1.12.2002	31.5.2003	
	330	–	–	330	586	1.12.2004	31.5.2005	
	1,016	–	–	1,016	595	1.12.2005	31.5.2006	1,787
Ian Smith	2,061	–	–	2,061	819	1.12.2004	31.5.2005	2,061

Notes:

David Riddle exercised 1,358 options at a price of 287p and 1,604 options at a price of 430p on 31 March 2003 when the mid-market closing price of Exel shares was 562.5p.

No savings-related options were granted under the Savings-Related Share Option Scheme 2002 during the year.

In relation to the executive Directors, no savings-related share options lapsed during the year.

Options under the Savings-Related Share Option Scheme are granted at a discount of 20% to the market price at the date of grant and the number of options granted is calculated according to the projected savings plus bonus at maturity.

The mid-market closing price of Exel shares at 31 December 2003 was 738.5p and the range of closing prices during 2003 was 515p to 780.5p.

Long Term Incentive Plan

The executive Directors held the following awards at the year end:

	At 1 Jan 2003	Awarded	Reinvested dividends	Lapsed	Shares released	At 31 Dec 2003	Qualifying period ends
John Allan	38,207		–	38,207	–		
		104,186	3,716	–	–	107,902	10.3.07
John Coghlan	22,073		–	22,073	–		
		60,465	2,156	–	–	62,621	10.3.07
Bruce Edwards	18,868		–	18,868	–		
		54,859	1,956	–	–	56,815	10.3.07
Mick Fountain	21,566		–	21,566	–		
		59,272	2,114	–	–	61,386	10.3.07
David Riddle	14,434		–	14,434	–		
		37,767	1,346	–	–	39,113	10.3.07
Ian Smith	23,365		–	–	23,365		
	18,508		–	18,508	–		
		53,023	1,891	–	–	54,914	10.3.07

Provisional awards as set out in the table above were made to executive Directors on 10 March 2003 when the mid-market closing price of Exel shares was 537.5p.

The number of shares ultimately transferred to each Director depends on certain performance conditions being met. The Remuneration Committee previously resolved that 85% of each of the awards made on 3 May 1996, 6 August 1997, 16 March 1998 and 5 May 1998 should vest after three years and be available for release to participants one year later. The relevant performance conditions for the awards made on 15 March 1999 and 3 May 2000 were not satisfied and therefore the awards lapsed on 15 March 2002 and 3 May 2003 respectively. At the year end, none of the executive Directors held awards which were available for release. The only outstanding awards are those granted in 2003 plus reinvested dividends.

On 4 April 2003, 23,365 shares awarded on 5 May 1998, were released to Ian Smith. The mid-market closing price on the date of award was 805p and on the date of release was 579p.

The performance conditions that applied to these awards are described in section 5.4b) on page 32, which has been audited.

Directors' remuneration report
continued

Directors' interests in shares

The beneficial interests of the Directors in Exel shares at the year end were as follows:

	At 1 Jan 2003	At 31 Dec 2003
Executive Directors		
John Allan	183,434	181,034
John Coghlan	110,810	110,810
Bruce Edwards	5,855	5,855
Mick Fountain	2,000	2,000
David Riddle	66,285	69,222
Ian Smith	1,000	24,643
Non-executive Directors		
Jean-Claude Guez	3,800	3,800
John Loudon	–	–
Dennis Millard	–[1]	–
Nigel Rich	24,623	25,357
Fritz Ternofsky	1,000	1,000
Sir William Wells	2,080	2,080

Note:
1. On appointment.

On 25 June 2003, John Allan donated 2,400 shares to the University of Edinburgh Development Trust.

On 31 March 2003, David Riddle's shareholding increased by 2,962 shares following exercises of share options granted in September 1995 and August 1997 under the Savings-Related Share Option Scheme 1992. The mid-market closing price of Exel shares on the date of exercise was 562.5p. On 1 April 2003, Mr Riddle sold 540 shares at a price of 561p per share and subsequently bought 530 shares at a price of 562p per share. On 9 April 2003, Mr Riddle sold 1,229 shares at a price of 568p per share and subsequently bought 1,215 shares at a price of 568p per share. On 11 April 2003, Mr Riddle sold 10 shares at a price of 565p per share and subsequently bought nine shares at a price of 566p per share.

On 4 April 2003, Ian Smith's shareholding increased by 23,365 shares following an exercise of an award made on 5 May 1998 under the LTIP. The mid-market closing price of Exel shares on the date of exercise was 579p. Mr Smith participates in the Company's dividend reinvestment plan and, as a result, his shareholding increased by 278 shares during the year.

Dennis Millard was appointed as Director on 25 September 2003.

Nigel Rich participates in the Company's dividend reinvestment plan and, as a result, his shareholding increased by 734 shares during the year.

Approved by the Board on 27 February 2004 and signed on its behalf

Sir Williams Wells
Chairman
Remuneration Committee

Corporate social responsibility

Contents

1. Introduction

As the world leader in supply chain management, Exel has long recognised its social and environmental responsibilities and seeks to contribute to the development of sustainable transport systems and solutions through its core logistics competence. Exel has been an active participant in the World Economic Forum's newly formed Logistics and Transportation Corporate Citizenship Initiative (L&TCCI), and supports its Principles of Corporate Citizenship. Exel is contributing to the L&TCCI's work programme to develop key performance indicators for each of these Principles and plans to ensure they are fully embedded within Exel's operations.

Exel is a member of the FTSE4Good index.

In early 2003, as detailed in last year's Annual Report, Exel took two significant steps to help ensure that its corporate social responsibility (CSR) commitment is fully integrated into its operations: it issued its Code of Ethics and published its first Environmental Report. As detailed below, a key area of focus of Exel's CSR activities during the year has been to communicate these policies clearly to employees and to continue to work on environmental performance. In reporting on CSR, as last year, disclosure is in accordance with the guidelines on social responsibility published by the Association of British Insurers (ABI).

2. Code of Ethics

Exel's Code of Ethics, which can be viewed on the website, is central to our business. The Code emphasises the way Exel's core principles of integrity, honesty and respect for people must be applied in dealings with all stakeholders – customers, employees, suppliers and shareholders alike. During 2003, we communicated the Code to our stakeholders, for example by featuring it in our customer magazine. During 2004, we plan to update our whistleblowing procedures.

3. Employment

Exel's policies and procedures are designed to respect the human rights of all employees, whether directly employed or sub-contracted, in accordance with the UN Declaration of Human Rights. Exel also complies with the core International Labour Organisation conventions and prohibits the use of any form of child, under-age or forced labour. These policies, with the Code of Ethics, are incorporated into induction and training programmes.

@ To view Exel's Code of Ethics go to http://investor.exel.com/exelplc/csr/codeofethics

Corporate social responsibility
continued

Exel has a policy of equal opportunity in all its operations, selecting, developing and retaining employees on the basis of ability and qualifications for the work to be performed. This is done without discrimination or prejudice under any circumstances. Exel encourages the involvement of employees in the planning and direction of their work. Training programmes are provided at all levels and, where appropriate, employees have an annual training and development review.

Two-way communication with employees is encouraged at all levels, facilitated by our quarterly internal publication, Exel World, and through the Group's internal communications systems.

4. Environment and health and safety overview

Exel's policy is to establish and manage safe and healthy working conditions for all employees and to seek effective and efficient ways to protect and enhance its operating environment. To this end, Exel measures, appraises and reports performance on the basis of continuous improvement and with the longer-term aim of enhancing the sustainability of its business and that of its customers, suppliers, partners and the wider community.

Exel has a global Safety, Health and Environmental (SHE) management system covering the three regions of the Americas, Asia Pacific and Europe, Middle East and Africa. Formal business plans are in place within each region to identify continual improvement and cost saving programmes, training and other initiatives. The Risk Management Committee reviews these business plans quarterly. During 2003, CSR matters were included in this risk review procedure as part of the risk management process referred to in the report on Corporate Governance. The global gap analysis of systems and performance against objectives, referred to in the Annual Report 2002, was completed at the end of 2003. The results are being evaluated and an action plan developed.

4.1 Environment

Exel's supply chain processes have a number of environmental impacts. These cover a range of areas such as energy use, emissions and vehicle size and numbers. Exel's key environmental impact is energy consumed in the transportation of customers' goods. Other impacts are energy consumed in its facilities, waste generation and recycling and water use.

By working with customers, suppliers and employees to drive inefficiencies out of the supply chain, Exel's solutions improve the environmental performance of many industries. As a result, Exel sees an increasing focus on environmental issues as complementary to its growth strategy and an area of competitive advantage for the Group.

Once published, Exel's 2003 Environmental Report will be available on the Group's website. The Report includes details of the Group's objectives, targets and achievements.

Exel's environmental policy, also available on the Group's website, sets out the principles for enhancing sustainability, minimising environmental impact and maximising efficiency. Exel requires each business unit to adopt and comply with an environmental policy appropriate to its particular activity.

Exel's corporate environmental objectives cover the following areas:

1. Energy
   - to maximise efficiency and minimise emissions, indexed to turnover
2. Waste and recycling
   - to minimise waste and to maximise the reuse and recycling of our own waste and the waste we handle on behalf of our customers
3. Environmental management
   - to implement environmental management systems appropriate to our various businesses and their environmental impacts
   - to extend and improve our data-gathering process
4. Suppliers and partners
   - to work with our suppliers to understand and progressively minimise the environmental impact of the products and services we purchase from them
5. Communication
   - to communicate our environmental performance to our stakeholders, including employees and customers
6. Resources and other
   - to minimise our use of natural resources
   - to minimise our use of ozone depleting materials.

In line with these corporate objectives, Exel's business units set operational targets for environmental performance and improvement, according to the type of business and its key impacts, taking into account cost and benefit considerations.

The processes for the setting, measuring and monitoring of objectives and targets are evolving and, as noted above, Exel continues to work with the World Economic Forum to formulate key performance indicators suitable for the logistics and transportation sector as a whole.

Exel's environmental management processes provide the framework to implement environmental policy and objectives. They are established in approximately 40% of the Group, measured as a proportion of total turnover. These processes are used to identify activities having the potential for significant environmental impact and to review and evaluate those activities that can be controlled or influenced. Progress is measured and monitored using internal and, where appropriate, external verification.

Achievements in 2003 included:

- by working with its customers, Exel has obtained accreditation to ISO14001 for its environmental management systems and processes at a number of sites around the world. These include operations in our Retail, Automotive and Asia Pacific businesses
- Exel in Korea, Singapore, Malaysia and Australia uses route planning and global positioning systems which reduce costs, improve efficiency and benefit security
- in The Netherlands, Exel's road services are seeing environmental benefits from fully spoilered vehicles with lightweight trailers. Further savings have been achieved by specifying gearboxes and rear-axles with the brand new reduction 1:2,72, thus reducing engine speed
- in Europe, Exel's automotive sector exceeded a 5% target for improvement in fuel effectiveness with the development of 'Integrated Collection Services' for a number of key customers
- Exel is working with development company Eneco on a hybrid diesel-electric delivery van. The van is capable of operating on electricity alone for short periods, giving effectively zero emissions and low noise in sensitive delivery zones. Following successful trials, a long-term evaluation vehicle is being built
- in Asia, Exel is rolling out its 'go green' programme. Initiatives include the use of timers to switch off lights during meal breaks, with a 5% saving at one Hong Kong location. The programme is being extended to air-conditioning systems, with Japan and Penang achieving 3-5% savings
- across Asia Pacific, Exel has 'reduce, reuse and recycle' programmes. In China this is focused on paper usage, Hong Kong achieved a 22% reduction in packaging consumption and in Malaysia a pallet salvage programme repaired some 990 pallets
- programmes to reduce water consumption in the Philippines, Singapore, Malaysia and Thailand cover staff awareness, inspection of leaks and the installation of regulator valves. In Penang, water consumption was reduced by 9.9 million litres in 2003.

Further examples are given on our website and in our Environmental Report.

4.2 Health and safety

The Board and senior management team of Exel recognise and accept the vital role that sound health and safety practices play in the success of the business. A copy of the general health and safety policy is on display at sites and is reviewed annually in accordance with developments in the business. It is Group policy to provide and maintain a safe and healthy working environment, equipment and systems of work for all employees; and every employee is expected to accept responsibility for their own safety and for the safety of other people who may be affected by their acts or omissions.

Exel is in the process of collating individual regions' health and safety statistics, for example on lost time accidents, on a global basis and plans to publish performance and targets in 2005.

Progress in 2003 included:

- a Health and Safety forum was established in the UK; this meets four times a year and will be extended across the rest of the European region in 2004. A health and safety control tool has been developed to enable internal audit to assess the level of health and safety controls at site level
- a Health and Safety Workshop was held in Manila in October, where it was agreed to aim for the standards required by OSHAS 18001, with the target that all the key operating countries should achieve it by 2005. The programme is well underway
- in the Americas, Exel operations adopted a collective goal to reduce occupational incidents by 10% each year since 1998. This has been accomplished by implementing proactive management techniques, and through comprehensive training programmes and aggressive internal audits. In the US, 2003 was the sixth consecutive year of incident rate reduction and a new 'hot-line' has been established throughout the region to improve incident reporting and follow-up action.

5. Ethical trading

Exel's Code of Ethics states that no employee may directly or indirectly offer, pay, solicit or accept a bribe or any other payment which may be construed as such, in any form.

Exel seeks mutually beneficial relationships with customers, contractors, suppliers and joint venture partners and requires that, as far as is practicable, all of these, and in turn their own business partners, adhere to business principles consistent with Exel's own. Although already implicit, in 2004 we intend to ensure this is made explicit in our purchasing guidelines.

6. Community involvement

Exel's Code of Ethics pledges Exel to conduct business as a responsible corporate citizen, to observe the laws of the countries in which it operates, to give proper regard to the health, safety and environment of local communities and to be sensitive to and supportive of local cultural, social, educational and economic needs.

Exel's major community impact is through its employees. With over 74,000 employees in 120 countries, Exel brings employment to many local communities. Our employees are also involved with local activities and Exel, through its charitable contributions, supports this involvement.

@ To read Exel's environmental report go to www.exel.com/environment

Corporate social responsibility
continued

Exel recognises that it can impact a local community positively or adversely and it is Exel's policy to ensure that any issues which may affect a community are properly communicated and discussed. In the UK, Exel is a member of Business in the Community.

For its charitable activities, Exel encourages community involvement through local initiatives. Money raised through these activities is matched by Exel; so far, 300 projects worldwide have been supported through the scheme.

Exel's main charitable donations are channelled through The Exel Foundation, which has regional committees in the Americas, UK and Ireland, Europe, Middle East and Africa and Asia Pacific, and the P H Holt Benevolent Fund.

One of Exel's major aims is to use its expertise to tackle issues where logistics can make a difference. As highlighted in the Annual Report 2002, Exel is a founding member and the worldwide logistics partner of the Digital Partnership, an initiative of the Prince of Wales' International Business Leaders' Forum, which aims to promote affordable access to computers and the internet in disadvantaged South African schools and community centres. In 2003, Exel received accolades for its contribution from the Chief Executive of the Digital Partnership and from the South African ambassador in Japan.

Achievements in 2003 included:
- in the Americas, raising money for a community project to provide children with clothes and associated accessories for schooling in Westerville, Ohio. This project involved a number of different fund raising initiatives by local Exel operations
- in Asia Pacific, the Exel 'Spring Bud' programme has been set up in the Sichuan province of China to provide financial support to encourage girls who have left school to complete their primary school education, with further encouragement of an Exel Scholarship for those who pass the entrance examination to middle school. Other projects to support children include working with disabled children in Singapore and orphans in Malaysia
- in the UK, during the second year of sponsorship of the Variety Club of Great Britain's Childrens Charity a cheque for £270,000 was presented to the charity at the AGM. Two successful UK initiatives, Exel Partnering Education, whereby Exel employees provide support for a local school, and the Trucks and Child Safety Campaign, are being introduced globally.

During 2003, the Group made charitable donations of £0.9m. (2002: £1.2m).

7. Verification

Exel evaluates its CSR policies and practices as part of its internal audit and risk management process. The Board has considered the potential external verification of the Group's CSR performance but has limited this to external professional advice on specific health and safety, employment and environmental matters as required.









01 02 03 04

01 Exel presents a cheque for £270,000 to John Ratcliff (right), Director of Administration for the Variety Club

02 Trucks and Child Safety (TACS) initiative in Ghana, Africa

03 Exel's 'Spring Bud Class' in the Sichuan province of China

04 Sponsored cycle relay from Cork to Belfast in Ireland

Directors' responsibilities
Independent Auditors' report to the members of Exel plc

Directors' responsibilities

The following statement, which should be read in conjunction with the independent Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors:
- are required by the Companies Act 1985 to prepare a) financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit of the Group for the financial year and b) a Directors' remuneration report
- consider that, in preparing the financial statements on pages 48 to 83, the Group has used appropriate accounting policies, consistently applied, supported by reasonable and prudent judgements and estimates and that applicable accounting standards have been followed
- have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985
- have general responsibility for taking such steps as are reasonably open to them both to safeguard the assets of the Group and to prevent and detect fraud and other irregularities
- having prepared the financial statements and the Directors' remuneration report, have requested the Auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent Auditors' report to the members of Exel plc

We have audited the Group's financial statements for the year ended 31 December 2003, which comprise the Group profit and loss account, Group statement of total recognised gains and losses, movements in shareholders' funds, Group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, Group balance sheet, parent company balance sheet, accounting policies and the related notes 1 to 30. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described on page 28 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises Strategy, Performance, Governance (including the unaudited part of the Directors' remuneration report), Financial review, Group five year record and Investor relations. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London, 27 February 2004

Financial review



John Coghlan
Deputy Chief Executive
and Group Finance Director



"Exel generated strong free cash flow and solid financial returns through good operating performance and effective financial management. The Group made further improvements in working capital, reduced net debt and net interest expense and lowered the underlying tax charge. More details on how this was achieved are covered in the following pages."

Global Audit and Assurance
In line with best practice, Exel's Global Audit and Assurance function operates independently of Group Finance, reporting directly to the Audit Committee. During 2003, the team undertook 160 separate audits of the Group's operations and processes.

Interest charges £m



2003 6.0
18x Interest cover 24% Gearing
2002 12.8
12x Interest cover 25% Gearing
2001 21.1
10x Interest cover 26% Gearing
2000 15.7
13x Interest cover 22% Gearing

Effective tax rate %



2003 28.0
2002 28.4
2001 30.5
2000 31.5

Gross capital expenditure £m



2003 109.7
103.7
2002 136.5
100.5
2001 123.6
96.5
2000 146.6
97.3
Depreciation

Return on invested capital %



2003 15.4
2002 14.6

Interest charges and cover
Interest on net debt for the year reduced from £12.8m to £8.4m. The one-off benefit of recognising the 2003 income received on the redeemed Sirva Inc. preference stock helped reduce the net finance charge to £6m in the year. A further £6.3m of Sirva income received for previous years, was recognised as an exceptional gain.

Effective tax rate
Exel has continued to make progressive improvements in its underlying tax charge. As a result, the underlying rate for 2003 was reduced to 28%. Barring changes in the corporation tax environment, Exel should be able to sustain this rate in future years.

Gross capital expenditure
During 2003, Exel invested £110m in capital expenditure, the majority of which was focused on new projects. As in previous years, most of these are backed with customer contracts that reduce the investment risk. Exel uses a mix of owned assets and operating leases when implementing supply chain solutions. Assessing the commitment to these assets, whether they are owned or leased, is a key part of the project review process used by Exel to balance risk and return.

Return on invested capital
Assessing the return generated from the deployment of shareholder funds is a key financial measure for Exel and it is an important component in assessing the overall returns from projects when used in conjunction with projected cash generation and an assessment of the project risk. At Group level, measuring return on invested capital provides a clearer view of how Exel is creating value for its shareholders.

12 months moving average working capital 2003 vs 2002



2003
2002
£m
200
175
150
125
100
75
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Gross capital expenditure %
- 72% Contract logistics
- 16% Freight management
- 12% Cory Environmental



Major contract logistics projects %
- 65% Contract backed
- 35% Non-contract backed



Working capital management
During 2003, Exel continued to benefit from good working capital management, which resulted in a consistently lower, rolling 12 month average working capital. The operating asset charge, which charges management with a notional interest cost for the assets they use in their businesses, has continued to maintain focus on an efficient capital structure.

Group performance and results
Group turnover for the year ended 31 December 2003, less share of joint ventures, was £4,986.5m (2002: £4,643.0m), total operating profit, after goodwill amortisation of £29.3m (2002: £25.6m), was £125.1m (2002: £122.5m) and profit on ordinary activities before taxation was £149.0m (2002: £171.1m).

Before goodwill amortisation, exceptional items and net return on pension schemes, the underlying operating profit from continuing operations increased by 4.1% to £154.4m (2002: £148.3m). After interest costs, net of investment income, of £6.0m (2002: £12.8m) (see Interest cost of net debt and other finance income below), underlying profit before tax was higher by 9.7% at £148.4m (2002: £135.3m).

A summary of the Group's results and a review of the trading of each business sector is set out in the Performance section on pages 12 to 19.

New accounting standards impacting the Group's results
The 2003 financial statements include the adoption of FRS 17 'Retirement benefits' and the 2002 comparatives have been restated accordingly. The impact of this change in accounting policy is set out in note 29 to the financial statements.

The profit and loss account service cost and net return on pension schemes are driven by financial assumptions and pension asset market values at the previous year end.

The increased defined benefit pensions service cost in 2003 of £40.8m (2002: £33.5m) was in part due to adverse FRS 17 financial assumptions at the end of 2002 as compared with the end of 2001, but mainly increased scheme membership. The lower other finance income of £29.8m in 2003 (2002: £60.5m) was wholly due to lower asset market values at the end of 2002.

At the end of 2003, under FRS 17, the Group's defined benefit schemes had a funding ratio of 104% (2002: 104%). However, a combination of a lower discount rate and higher assumed long-term price inflation at 31 December 2003 and other actuarial assumptions will result in the FRS 17 current service pension costs for 2004 charged to profit and loss account increasing by an estimated 16% or £6m year-on-year before the impact of inflation and headcount increases. This will be a non-cash accounting increase.

The Group's financial statements also reflect the accounting for own shares as required by UITF 17 (revised) 'Employee share schemes' and UITF 38 'Accounting for ESOP trusts'. These have had no impact on the Group's profit and loss account but, within the Group consolidated balance sheet, own shares held in trust are now shown in equity, as a deduction from shareholders' funds, instead of within fixed asset investments as previously.

Exceptional items
Total exceptional items in the year amounted to a net income of £0.1m (2002: £0.9m), of which operating exceptional items were income of £6.3m (2002: nil) and non-operating exceptional items were a net charge of £6.2m (2002: net income of £0.9m).

Exceptional income arose from the Initial Public Offering (IPO) in the US of Sirva Inc. in which the Group holds a minority investment. Arrears of dividends on preferred stock, £6.3m relating to prior years, have been included in interest income and shown as exceptional. The profit on sale of part of the Group's equity holding, together with the release of a prior year provision, total £18.1m. These have been reported within profit on sale of fixed assets.

The principal exceptional charges were further costs of £11.2m relating to prior year disposals, cost of closure of a small non-core automotive business of £2.0m, net losses on the disposal of fixed assets of £8.4m and amounts written off investments of £2.1m.

Interest cost of net debt and other finance income
The Group's interest cost on net debt decreased to £8.4m (2002: £12.8m). Additionally, the Group recognised the investment income relating to 2003 on the preferred stock held in Sirva Inc. of £2.3m, as well as other investment income of £0.1m reducing the overall net interest cost, before exceptional income, to £6.0m. The significant reduction in underlying interest cost year-on-year was primarily due to lower average net borrowings of £196.7m (2002: £237.7m) during the year and more favourable interest rates on the Group's variable rate debt and forward foreign currency hedging contracts. Interest cover (being the number of times the interest cost of net debt is covered by operating profit before goodwill amortisation) increased from 12 times in 2002 to 18 times in 2003.

In addition, the Group received arrears of investment income from Sirva Inc., £6.3m, which is shown as exceptional income.

Other finance income for the year, being the net of the expected return on pension assets and interest on pension liabilities, was £29.8m (2002: £60.5m).

Taxation
The Group's tax charge for the year is £45.9m (2002: £54.5m). This charge is analysed in note 6 to the financial statements. In particular, the underlying tax charge for the year is £41.6m (2002: £38.4m). The Group's effective tax rate has therefore improved slightly to 28.0% (2002: 28.4%, restated) on underlying profit before tax. The rate reflects the efficient use of the Group's tax assets (such as overseas tax losses) and careful financing and structuring of the Group's investments in subsidiary companies and should be sustainable for the foreseeable future.

Earnings per share
Earnings per share was 32.8p (2002: 37.3p). Underlying earnings per share (before exceptional items, goodwill and the net return on pension schemes) was 34.1p, up 11.4% on 2002.

In view of the relative strength of the Group's UK pension schemes and the cash contribution holiday in 2003, much of the total Group pension charge to the profit and loss account is non-cash. The Group has therefore advised investors of a pension-adjusted earnings per share measure, which excludes non-cash pensions charges and the tax effect thereof. For 2003, this pensions adjusted earnings per share was 44.1p (2002: 38.6p) and its computation is shown in note 8 to the financial statements.

Financial review
continued

Dividends and dividend cover
Dividends paid and proposed total 24.7p, an increase of 8.3% on 2002 and provide pre-exceptional, pre-goodwill and pre-non-cash pensions cover of approximately 1.8 times. This reflects the Group's policy of increasing dividends broadly in line with the growth in earnings (before goodwill, exceptional items and net return on pension schemes).

Group cash flow
Free cash flow, after capital expenditure, interest and tax payments and before acquisition expenditure and dividends, was strong at £193.0m (2002: £176.3m).

A particular feature of the Group's cash performance was control over working capital. During the year, average working capital was £39.1m lower than the average for 2002 despite the increase in the Group's business activity. This was achieved through tight management of the Group's receivables. Business units are incentivised to improve receivables management by re-focusing profit targets to include an internal asset charge. Over the year, there was a small working capital outflow of £3.4m (2002: inflow £55.6m).

Gross capital expenditure was £109.7m (2002: £136.5m), being the purchase of replacement assets and assets to source business growth. Sales of fixed assets, £33.3m (2002: £30.1m), included assets being renewed and assets no longer required. The disposal of part of the Group's minority interest in Sirva Inc. generated proceeds of £26.0m.

Expenditure on acquisitions in the year was £117.3m (£110.5m net of acquired cash balances), principally for Unidock's (Brazil), Cappelletti (Italy) and Pharma Logistics (Belgium and Italy). After dividend payments of £68.4m, net cash inflow before financing was £14.1m (2002: £40.4m restated).

Sirva Inc.
Following the disposal of Allied Pickfords in 1999, the Group retained an investment in the purchaser, Sirva Inc., a US company. In December 2003, Sirva completed a successful IPO. At that time, Exel disposed of part of its equity in Sirva and its holding of preferred stock was redeemed.

At the year end, the Group's remaining common stock investment in Sirva Inc. had a market value of $123m, as compared with a balance sheet carrying value of $22m. Additionally, the Group holds convertible warrants, which had they been converted into common stock at the year end would have had a value of $19m. The terms of the IPO prohibit the Group from disposing of any further stock until June 2004.

Capital structure and treasury policy
The Group finances its business with a mixture of shareholders' funds (including retained earnings), bank borrowings, loan notes issued in the US private placement market and finance and operating leases.

The Group operates a centralised treasury function in accordance with Board approved objectives, policies and procedures. The function manages the Group's funding and day-to-day liquidity together with the principal financial risks to which the Group is exposed, namely foreign exchange and interest rate exposures and banking counterparty risks. The treasury function is managed as a cost centre and does not engage in speculative trading.

Funding strategy
The Group's funding strategy is to have in place committed facilities to fund regular trading cash flows over the foreseeable future and also anticipated one-off financing requirements.

The Group's principal committed facilities are a syndicated multi-currency revolving loan facility of £675m and US private placement market notes of $275m. The remaining committed facilities are relatively small and the majority of them are secured against assets, mainly property. The Group also maintains various uncommitted facilities to meet short-term funding requirements.

Interest rate management
The strategy for interest rate management is to maintain a mix of fixed and floating rate borrowings which takes into account a range of factors including both the expected lives of assets employed and the length of contracts with the Group's customers. This mix of borrowings is also monitored against forecast interest costs and covenants. The risk is managed using a combination of term fixed debt and, where appropriate, financial instruments such as interest rate swaps and forward rate agreements.

At 31 December 2003, the Group's fixed rate net borrowings amounted to £177.2m (2002: £211.7m), floating rate net deposits amounted to £18.4m (2002: £44.7m) and nil rate deposits amounted to £6.5m (2002: £13.3m). Net forward foreign exchange contracts (see below under Exchange rate management) totalled £566.4m (2002: £526.0m) at 31 December 2003, on which the weighted average receivable interest rate was 2% (2002: 2%). A significant element of the net debt and forward foreign currency contracts is currently fixed for 2004.

Exchange rate management
Exel hedges the translation of its principal overseas investments with a combination of currency borrowings and forward foreign exchange contracts in order to protect the sterling values of such investments against fluctuations in exchange rates. At the year end, the sterling equivalent of these forward foreign currency sell contracts was £743.6m (2002: £642.0m) and of forward buy contracts was £130.0m (2002: £124.1m).

Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business, principally as a result of the significant amount of network activity involving many business units across the world in individual transactions with customers. These currency exposures are managed by the use of an inter-company netting and settlement system operated by the Group. The residual exchange risks are managed by Group Treasury using forward foreign currency contracts. At the year end, the sterling equivalent of relevant forward foreign exchange sell contracts was £100.0m (2002: £87.1m) and of the buy contracts was £147.2m (2002: £79.0m).

The impact of exchange rate movements on the translation of foreign currency profits is not hedged. A one cent change in the sterling exchange rates of the US dollar and US dollar related currencies would have had an impact of £0.6m on operating profit for the year and a one cent change in the euro/sterling exchange rate would have had an impact of £0.2m on operating profit.

Counterparty credit risk management

The strategy for credit risk management is to set minimum credit rating standards for counterparties and monitor these on a regular basis. The policy limits the aggregate credit and settlement risk the Group may have with any one counterparty. For all regular treasury transactions, the minimum rating is Moody's A1 long-term or its equivalent. In certain countries in which the Group operates, the sovereign risk rating is lower than A1 and therefore the domestic bank rating is also lower. In these locations, practical measures to minimise exposures are used.

Compliance with debt covenants

The Group's principal loan agreements include a number of financial covenants. During the year, the Group complied with all of these financial covenants.

Refinancing risk

In order to reduce the risk from refinancing, the Group's policy is to ensure that debt maturities are spread over a wide range of dates. The maturity profile of the Group's committed facilities as at 31 December 2003 was as follows:

	2003 £m	2002 £m
Maturing within one year	**12.2**	25.3
Maturing within one to two years	**5.5**	7.1
Maturing within two to five years	**748.1**	699.6
Maturing after five years	**113.2**	180.4
Total	**879.0**	912.4

Current liquidity

At 31 December 2003, the Group's net debt had reduced to £152.3m (2002: £153.7m), with gross borrowings at £256.6m (2002: £324.2m). Balance sheet gearing (being net debt as a percentage of shareholders' funds, excluding net pension assets and liabilities) decreased to 23.5% (2002: 24.5%). At the year end, the Group had undrawn committed facilities of £675.0m (2002: £613.3m). The peak net borrowings during the year were £243.6m.

The maturity profile of the Group's gross borrowings at the year end was as follows:

	2003 £m	2002 £m
Maturing within one year	**58.6**	50.4
Maturing within one to two years	**4.1**	7.2
Maturing within two to five years	**73.1**	86.1
Maturing after five years	**120.8**	180.5
Total	**256.6**	324.2

Total off balance sheet operating lease commitments at 31 December 2003 amounted to £693.6m (2002: £679.7m) for land and buildings and £54.4m (2002: £61.9m) for plant and equipment. The repayment profile of these commitments is shown in note 24 of the financial statements. A significant proportion of these lease commitments is backed by customer contracts.

Pensions

The triennial valuation for funding purposes of the UK's two principal schemes, as at March 2003, was completed during the year and confirmed their financial strength. The funding ratios for each of the schemes were 107% and 125%. The Company has agreed with the trustees that for one of the schemes company cash contributions of £10m pa will commence as from 1 January 2004 for the following three years. No company cash contributions will be necessary for the other scheme.

As indicated in the 2002 Annual Report, the Company introduced new defined contribution pension arrangements from April 2003 for new employees in the UK businesses.

Insurance

Exel manages its business risks with risk management teams operating as an integral part of business unit management. For losses, the Group generally bears a deductible (ie an initial cost) before external insurance cover begins. External insurance cover is arranged for major loss incidents. The Group determines the level of self-insured retention for each type of risk by evaluating the respective costs and benefits. Full provision is made, based on external actuarial advice, for the estimated costs of claims or losses arising from past events outside the limits of the Group's external insurance cover. At 31 December 2003, the level of such provisions was £67.4m (2002: £61.6m). Claims can take in excess of five years to be settled.

International Financial Reporting Standards

Along with other European companies whose securities are traded on a regulated market, the Group is required to prepare its 2005 consolidated financial statements using International Financial Reporting Standards (IFRSs). An internal working party has been established together with our Auditors, Ernst & Young LLP, to review the impact of adopting IFRSs and to ensure that the 2005 financial statements will be prepared under IFRSs.

Since several of the standards that will apply for 2005 reporting under IFRSs have yet to be finalised, the Group is unable at this stage to finalise the key differences from its current accounting policies to those that will apply under IFRSs. However, in view of the work completed to date, the Group should be in a position to complete this analysis within an appropriate timescale.

Group profit and loss account

For the year ended 31 December 2003	Note	2003 £m	2002 (restated) £m
Turnover			
Continuing operations		**5,016.4**	4,679.4
Acquisitions		**51.8**	–
		5,068.2	4,679.4
Discontinued operations		**–**	41.2
Group and share of joint ventures' turnover	1	**5,068.2**	4,720.6
Less: share of joint ventures' turnover		**(81.7)**	(77.6)
Group turnover		**4,986.5**	4,643.0
Operating profit			
Continuing operations		**121.6**	118.5
Acquisitions		**(0.6)**	–
		121.0	118.5
Discontinued operations		**–**	(0.2)
Group operating profit		**121.0**	118.3
Share of operating profit in joint ventures, continuing operations		**4.0**	4.0
Share of operating profit in associated undertakings, continuing operations		**0.1**	0.2
Continuing operations before goodwill amortisation		**154.4**	148.3
Discontinued operations before goodwill amortisation		**–**	(0.2)
Goodwill amortisation		**(29.3)**	(25.6)
Total operating profit	1	**125.1**	122.5
Loss on termination and disposals of discontinued operations	4	**(11.8)**	(9.0)
Less 2001 provision	4	**–**	9.0
Loss on termination of businesses in continuing operations	4	**(2.0)**	–
Profit on disposals of fixed assets in continuing operations	4	**7.6**	0.9
Profit on ordinary activities before finance income		**118.9**	123.4
Income from other fixed asset investments			
On ordinary activities	5	**2.4**	–
Exceptional income	5	**6.3**	–
Interest on net debt	5	**(8.4)**	(12.8)
Other finance income	5	**29.8**	60.5
Underlying profit before tax[1]		**148.4**	135.3
Goodwill amortisation		**(29.3)**	(25.6)
Exceptional items		**0.1**	0.9
Net return on pension schemes		**29.8**	60.5
Profit on ordinary activities before taxation		**149.0**	171.1
Tax on profit on ordinary activities	6	**(45.9)**	(54.5)
Profit on ordinary activities after taxation		**103.1**	116.6
Equity minority interests		**(6.2)**	(6.4)
Profit for the financial year		**96.9**	110.2
Dividends	7	**(72.9)**	(67.5)
Transferred to reserves		**24.0**	42.7

	Note	2003 pence	2002 (restated) pence
Basic earnings per share			
On profit for the financial year	8	**32.8**	37.3
On underlying profit[1] for the year	8	**34.1**	30.6
Diluted earnings per share			
On profit for the financial year	8	**32.7**	37.1
On underlying profit[1] for the year	8	**33.9**	30.5

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.
Movements in reserves are set out in note 22.

Group statement of total recognised gains and losses

For the year ended 31 December 2003	2003 £m	2002 (restated) £m
Profit for the financial year		
Group	**91.9**	107.3
Share of joint ventures	**5.0**	2.9
	96.9	110.2
Actuarial gain/(loss) recognised on the pension schemes	**27.8**	(459.1)
Deferred tax relating to actuarial (gain)/loss on the pension schemes		
UK	**(8.5)**	135.5
Foreign	**0.4**	2.2
Exchange differences		
Translation of overseas net investments	**(40.7)**	(64.6)
Foreign currency hedges	**30.3**	52.0
Tax on exchange differences		
UK	**0.7**	–
Foreign	**(0.3)**	–
Total recognised gains and losses relating to the year	**106.6**	(223.8)
Prior year adjustment (note 29)	**(211.4)**	
Total gains and losses recognised since last Annual Report	**(104.8)**	

Movements in shareholders' funds

For the year ended 31 December 2003	2003 £m	2002 (restated) £m
Profit for the financial year	**96.9**	110.2
Dividends	**(72.9)**	(67.5)
	24.0	42.7
Shares allotted	**1.5**	1.6
Movement in own shares	**(3.0)**	1.5
Executive share option schemes accrual	**0.2**	(0.6)
Actuarial gain/(loss) recognised on the pension schemes	**27.8**	(459.1)
Deferred tax relating to actuarial (gain)/loss on the pension schemes	**(8.1)**	137.7
Exchange differences	**(10.4)**	(12.6)
Tax on exchange differences	**0.4**	–
Movements in shareholders' funds	**32.4**	(288.8)
At 1 January (originally £898.6m before deducting prior year adjustments of £211.4m for FRS 17 and £17.6m for the reclassification of own shares)	**669.6**	958.4
Shareholders' funds at 31 December	**702.0**	669.6

Group cash flow statement

For the year ended 31 December 2003	Note	2003 £m	2003 £m	2002 (restated) £m	2002 (restated) £m
Net cash inflow from operating activities			**302.8**		333.7
Dividends received from joint ventures and associates			**2.9**		2.8
Net cash outflow for returns on investments and servicing of finance	27		**(5.3)**		(19.1)
Taxation	27		**(50.1)**		(34.2)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(109.7)**		(136.5)	
Purchase of investments		**(6.9)**		(0.5)	
Sale of tangible fixed assets		**33.3**		30.1	
Sale of investments		**26.0**		–	
Net cash outflow for capital expenditure and financial investment			**(57.3)**		(106.9)
Free cash flow			**193.0**		176.3
Net cash outflow for acquisitions and disposals					
Purchase of businesses	27		**(110.5)**		(71.4)
Equity dividends paid			**(68.4)**		(64.5)
Net cash inflow before the use of liquid resources and financing			**14.1**		40.4
Net cash inflow/(outflow) from management of liquid resources					
Current asset investments			**7.9**		(14.0)
Net cash (outflow)/inflow from financing	27		**(77.4)**		20.5
(Decrease)/increase in cash			**(55.4)**		46.9

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2003	Note	2003 £m	2002 (restated) £m
Group operating profit		**121.0**	118.3
Depreciation		**103.7**	100.5
Goodwill amortisation		**29.3**	25.6
Amounts written off fixed asset investments		**–**	0.3
Loss on sale of tangible fixed assets		**1.7**	2.3
Pension service costs non-cash		**42.1**	33.7
Executive share option schemes accrual non-cash		**0.2**	(0.6)
Movements in provisions	27	**8.2**	6.2
Movements in working capital	27	**(3.4)**	55.6
		302.8	341.9
Costs of reorganisation in continuing operations		**–**	(8.2)
Net cash inflow from operating activities		**302.8**	333.7

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2003	2003 £m	2002 £m
(Decrease)/increase in cash	**(55.4)**	46.9
Cash outflow from change in debt	**78.5**	19.6
Cash (inflow)/outflow from change in liquid resources	**(7.9)**	14.0
Change in net funds resulting from cash flows	**15.2**	80.5
Arising on acquisitions	**(24.4)**	(1.6)
New leases	**(0.2)**	(2.4)
Other non-cash movements	**(0.2)**	3.3
Exchange differences	**11.0**	(13.7)
Movement in net debt	**1.4**	66.1
Net debt at 1 January	**(153.7)**	(219.8)
Net debt at 31 December	**(152.3)**	(153.7)

At 31 December 2003	2003 £m	2002 £m
Analysis of net debt		
Cash at bank and in hand	**92.0**	149.7
Overdrafts	**(18.7)**	(24.5)
Loans	**(219.6)**	(280.1)
Finance leases	**(18.3)**	(19.6)
Current asset investments	**12.3**	20.8
	(152.3)	(153.7)

Group balance sheet

At 31 December 2003	Note	2003 £m	2003 £m	2002 (restated) £m	2002 (restated) £m
Fixed assets					
Intangible assets – goodwill	9		**483.9**		415.8
Tangible assets	10		**547.4**		576.2
Investments					
Investment in joint ventures					
Share of gross assets		**19.6**		21.6	
Share of gross liabilities		**(15.7)**		(16.4)	
	11	**3.9**		5.2	
Other investments	12	**20.9**		26.4	
			24.8		31.6
			1,056.1		1,023.6
Current assets					
Stocks			**10.9**		9.2
Debtors					
Amounts falling due within one year	13	**1,003.5**		874.8	
Amounts falling due after more than one year	14	**31.1**		19.0	
			1,034.6		893.8
Current asset investments			**12.3**		20.8
Cash at bank and in hand			**92.0**		149.7
			1,149.8		1,073.5
Creditors: amounts falling due within one year	15		**(1,197.3)**		(1,058.9)
Net current (liabilities)/assets			**(47.5)**		14.6
Total assets less current liabilities			**1,008.6**		1,038.2
Creditors: amounts falling due after more than one year	16		**(207.8)**		(281.7)
Provisions for liabilities and charges	19		**(135.2)**		(111.4)
			665.6		645.1
Net pension assets and liabilities	20		**53.7**		41.3
			719.3		686.4
Capital and reserves					
Called up share capital	21		**82.8**		82.8
Share premium account	22		**54.0**		52.5
Other reserves					
Merger reserve	22	**50.7**		50.7	
Capital redemption reserve	22	**103.5**		103.5	
			154.2		154.2
Profit and loss account	22		**432.9**		399.0
			723.9		688.5
Own shares	23		**(21.9)**		(18.9)
Equity shareholders' funds			**702.0**		669.6
Equity minority interests			**17.3**		16.8
			719.3		686.4

Approved by the Board on 27 February 2004 and signed on its behalf

J M Allan
Chief Executive

J B Coghlan
Deputy Chief Executive and Group Finance Director

Parent company balance sheet

At 31 December 2003	Note	2003 £m	2002 (restated) £m
Fixed assets			
Investments			
Subsidiary undertakings	12	**573.7**	573.7
Current assets			
Debtors			
Amounts falling due within one year	13	**85.1**	80.7
Amounts falling due after more than one year	14	**671.8**	437.3
		756.9	518.0
Current asset investments		**–**	14.1
Cash at bank and in hand		**2.1**	72.1
		759.0	604.2
Creditors: amounts falling due within one year	15	**(324.3)**	(245.7)
Net current assets		**434.7**	358.5
Total assets less current liabilities		**1,008.4**	932.2
Creditors: amounts falling due after more than one year	16	**(493.7)**	(333.6)
Provisions for liabilities and charges	19	**(4.4)**	(4.9)
		510.3	593.7
Capital and reserves			
Called up share capital	21	**82.8**	82.8
Share premium account	22	**54.0**	52.5
Capital redemption reserve	22	**103.5**	103.5
Profit and loss account	22	**291.9**	373.8
		532.2	612.6
Own shares	23	**(21.9)**	(18.9)
Equity shareholders' funds		**510.3**	593.7

Approved by the Board on 27 February 2004 and signed on its behalf

J M Allan
Chief Executive

J B Coghlan
Deputy Chief Executive and Group Finance Director

Accounting policies

A summary of the more important accounting policies adopted by the Group is set out below. The policies are consistent with the previous year, except for the adoption of FRS 17 'Retirement benefits', the amendment to FRS 5 'Revenue recognition' and UITF 38 'Accounting for ESOP trusts'.

Details of the restatements resulting from these changes in accounting policies are shown in note 29.

Basis of accounting
The financial statements are prepared under the going concern concept and the historical cost convention and are in accordance with applicable UK accounting standards.

Basis of consolidation
The group financial statements consolidate the results and financial position of the Company and its subsidiary undertakings and include, using the equity method of accounting, the Group's share of associated and joint venture undertakings, the financial statements for all of which are made up to 31 December. Their results are included for the period during which they are members of the Group.

Revenue recognition
Turnover is recognised based on the fair value of the right to consideration for the sale of services and goods to third parties. For the sale of services, turnover is determined by the percentage of the total service chargeable to customers completed by the balance sheet date. Turnover excludes value added tax and equivalent taxes, duty and other disbursements made on behalf of customers and inter-company transactions.

Logistics contracts
Under certain logistics contracts the Group purchases goods from third parties on instructions from customers and sells them to those customers at cost. The Group receives income for handling and storing the goods but as the sale and purchase of the goods have no impact on operating profit they are excluded from turnover and operating charges. Stocks, debtors and creditors relating to such transactions are included in the group balance sheet.

Employee share schemes
The cost of awards under the Long Term Incentive Plan (LTIP) is charged to the profit and loss account based on an assessment of the probability of the performance conditions of the LTIP being met. The charge is allocated on a straight line basis over the performance period of the LTIP.

The Group has taken advantage of the exemption in UITF 17 from applying that Abstract to Inland Revenue approved SAYE schemes or equivalent overseas schemes.

Retirement benefits
The Group maintains UK and overseas defined benefit pension schemes for the funding of retirement benefits for scheme members during their working lives in order to pay benefits to them after retirement and to their dependants after their death.

For defined benefit schemes the amounts charged to operating profit are the current service costs and any gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are charged to operating profit immediately if the benefits have vested. If the benefits have not vested immediately, the costs are recognised by equal annual instalments over the period until vesting occurs. The interest cost and the expected return on assets are included as other finance income. Actuarial gains and losses net of deferred tax are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded in separate trustee administered funds, with the assets of the schemes held separately from those of the Group. Pension scheme assets are measured at fair value, and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. Full actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension cost is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

The Group does not maintain any other post-retirement benefits.

Goodwill
Purchased goodwill is capitalised and amortised by equal annual instalments through the profit and loss account over its estimated life of up to 20 years. The carrying value of goodwill is reviewed for impairment at the end of the first full year after an acquisition and at other times if circumstances indicate that it may not be recoverable. The Group's policy up to 1 January 1998 was to eliminate goodwill arising on acquisitions against reserves. Under the provisions of FRS 10 such goodwill will remain written off to reserves until disposal or termination of the previously acquired business, when the profit or loss on the disposal or termination will be calculated after charging the gross amount of any such goodwill.

Tangible fixed assets and depreciation
Fixed assets are stated at cost less depreciation and provision for impairment. Cost includes interest on the funding of major assets until the construction of the asset is complete. The Group's minimum unavoidable cost in relation to landfill site restoration is capitalised as a fixed asset.

Depreciation of tangible fixed assets (excluding freehold and long leasehold land and assets in course of construction, which are not depreciated) is charged evenly over their estimated useful lives as follows:

Freehold and long leasehold buildings	– 35 to 50 years.
Short leasehold land and buildings	– over the life of the lease.
Landfill sites	– over the operational life of the site.
Plant and equipment	– 2 to 20 years.

Assets that are not expected to be held for the whole of their useful lives are written down to estimated residual values at disposal.

Disposals of land and buildings are taken into account when a binding contract to sell has been entered into prior to the balance sheet date, provided that the disposal has been completed before the financial statements are approved.

The carrying values of tangible fixed assets are reviewed for impairment if circumstances indicate that they may not be recoverable.

Leased assets
Assets held under finance leases are capitalised and treated as tangible fixed assets at fair value. Depreciation is charged over the shorter of the lease period or the useful life of the asset. The deemed capital element of future rentals is included in borrowings. Deemed interest, calculated on the reducing balance method, is charged as interest payable over the period of the lease. Operating lease rentals are charged against operating profit as incurred.

Investments
The Group's investment in associated undertakings and joint ventures is its interest in their net assets and goodwill plus loans. Other investments are stated at cost less provision for impairment.

Investment in own shares
Investments in own shares, held through various trusts, are shown as a deduction from shareholders' equity at cost in accordance with UITF 38.

Stocks
Stocks, principally raw materials and consumables, are stated at the lower of cost and net realisable value. Cost includes, where appropriate, relevant overheads.

Insurance provisions
The Group maintains insurance policies with significant excesses, below which claims are borne by the Group. Full provision is made for the estimated costs of claims or losses arising from past events falling outside the limits of these policies, based on advice from the Group's external insurance advisers.

Onerous lease contracts
Provision is made for onerous lease contracts (including property leases surplus to requirements) where the obligations under the contracts exceed the economic benefits expected to be received under them.

Deferred taxation
Deferred taxation is provided in full on all timing differences which have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more tax, or a right to pay less tax, in the future, except that:

a) no provision is made in respect of the unremitted earnings of overseas subsidiaries, associates and joint ventures unless dividends have been accrued as receivable; and
b) no provision is made where fixed assets are sold and it is more likely than not that the resulting taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is provided at the rates expected to apply in the accounting periods in which the underlying timing differences are expected to reverse. Deferred tax balances are not discounted.

Foreign currency translation
All transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by forward foreign currency contracts. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or if appropriate at a forward foreign currency contract rate. Exchange differences arising on foreign currency transactions are included in the profit and loss account.

The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated at average rates of exchange for the year. The assets and liabilities of subsidiary undertakings and the investments in associated undertakings and joint ventures are translated at rates ruling on the balance sheet date. Exchange differences arising on translation of the net investment in overseas subsidiary and associated undertakings and joint ventures are dealt with through reserves, together with exchange differences on the translation of foreign currency borrowings and forward foreign currency contracts used to hedge such investments.

Derivatives and other financial instruments
The Group uses instruments to hedge the risks associated with interest rates, foreign currency cash flows, and overseas net assets. Financial instruments, principally forward foreign currency contracts, are stated at fair value at the balance sheet date. Gains or losses on hedges are recognised in the period to which they relate.

Currency derivatives taken out to hedge cash flows are matched to the cash flows and are included in the profit and loss account.

Gains and losses on financial instruments used to hedge overseas net assets, together with the related tax where applicable, are taken to reserves and included in the statement of total recognised gains and losses.

Interest rate hedges (primarily interest rate swaps and forward rate agreements) are related to a financial asset or liability and change the character of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest rate swaps are not revalued to fair value or shown on the group balance sheet at the year end, except for FRS 13 disclosures (note 18). The results of interest rate hedges are released to the profit and loss account over the life of the hedging instrument. If they are terminated early, the gain or loss is taken to profit and loss account, except where the original instrument or a similar replacement exists when the gain or loss is spread over the remaining maturity of the original instrument.

Notes to the financial statements

1 Segmental information

Analysis of change in turnover	2002 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	2003 £m
Europe, Middle East and Africa								
Contract logistics								
UK and Ireland	1,211.3	4.8	29.1	–	–	131.7	10.8%	**1,376.9**
Continental Europe and Africa	341.9	31.6	4.2	–	–	34.1	9.1%	**411.8**
	1,553.2	36.4	33.3	–	–	165.8	10.4%	**1,788.7**
Freight management								
UK and Ireland	223.6	2.5	–	–	–	(6.4)	(2.8)%	**219.7**
Continental Europe and Africa	472.2	41.4	11.5	–	–	42.5	8.3%	**567.6**
	695.8	43.9	11.5	–	–	36.1	4.9%	**787.3**
Europe, Middle East and Africa	2,249.0	80.3	44.8	–	–	201.9	8.7%	**2,576.0**
Americas								
Contract logistics	707.4	(61.3)	6.8	67.9	–	106.1	16.4%	**826.9**
Freight management	903.9	(72.8)	–	0.1	–	(27.3)	(3.3)%	**803.9**
	1,611.3	(134.1)	6.8	68.0	–	78.8	5.3%	**1,630.8**
Asia Pacific								
Contract logistics	89.2	0.3	–	–	–	15.3	17.1%	**104.8**
Freight management	625.6	(36.1)	–	3.5	–	52.3	8.9%	**645.3**
	714.8	(35.8)	–	3.5	–	67.6	10.0%	**750.1**
Total logistics								
Contract logistics	2,349.8	(24.6)	40.1	67.9	–	287.2	12.4%	**2,720.4**
Freight management	2,225.3	(65.0)	11.5	3.6	–	61.1	2.8%	**2,236.5**
	4,575.1	(89.6)	51.6	71.5	–	348.3	7.8%	**4,956.9**
Environmental	104.3	–	0.2	–	–	6.8	6.5%	**111.3**
Continuing operations	4,679.4	(89.6)	51.8	71.5	–	355.1	7.7%	**5,068.2**
Discontinued operations	41.2	3.1	–	–	(44.3)	–	–	**–**
Total	**4,720.6**	**(86.5)**	**51.8**	**71.5**	**(44.3)**	**355.1**	**7.7%**	**5,068.2**

Turnover between segments is not material.

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Discontinued operations are BRS Taskforce which was sold in 2003, and the German chilled food logistics business which was closed in 2002.

1 Segmental information continued

Analysis of change in operating profit before goodwill amortisation	2002 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	2003 £m
Europe, Middle East and Africa								
Contract logistics								
UK and Ireland	31.1	0.4	–	–	–	3.6	11.4%	**35.1**
Continental Europe and Africa	0.6	0.7	0.4	–	–	4.6	100+%	**6.3**
	31.7	1.1	0.4	–	–	8.2	25.0%	**41.4**
Freight management								
UK and Ireland	2.6	0.1	–	–	–	0.2	7.4%	**2.9**
Continental Europe and Africa	11.7	1.7	0.7	–	–	(2.8)	(20.9)%	**11.3**
	14.3	1.8	0.7	–	–	(2.6)	(16.1)%	**14.2**
Europe, Middle East and Africa	46.0	2.9	1.1	–	–	5.6	11.5%	**55.6**
Americas								
Contract logistics	34.5	(3.3)	0.7	4.6	–	8.0	25.6%	**44.5**
Freight management	17.6	(1.6)	–	–	–	(13.4)	(83.8)%	**2.6**
	52.1	(4.9)	0.7	4.6	–	(5.4)	(11.4)%	**47.1**
Asia Pacific								
Contract logistics	2.7	0.2	–	–	–	0.2	6.9%	**3.1**
Freight management	33.3	(2.4)	–	–	–	3.5	11.3%	**34.4**
	36.0	(2.2)	–	–	–	3.7	10.9%	**37.5**
Total logistics								
Contract logistics	68.9	(2.0)	1.1	4.6	–	16.4	24.5%	**89.0**
Freight management	65.2	(2.2)	0.7	–	–	(12.5)	(19.8)%	**51.2**
	134.1	(4.2)	1.8	4.6	–	3.9	3.0%	**140.2**
Environmental	14.2	–	0.1	–	–	(0.1)	(0.7)%	**14.2**
Continuing operations before goodwill amortisation	148.3	(4.2)	1.9	4.6	–	3.8	2.6%	**154.4**
Discontinued operations	(0.2)	–	–	–	0.2	–	–	**–**
Goodwill amortisation	(25.6)	1.1	(2.5)	(2.3)	–	–	–	**(29.3)**
Total	**122.5**	**(3.1)**	**(0.6)**	**2.3**	**0.2**	**3.8**	**3.2%**	**125.1**

Notes to the financial statements
continued

1 Segmental information continued

By business sector	Operating profit after goodwill amortisation 2003 £m	Operating profit after goodwill amortisation 2002 (restated) £m	Net assets before goodwill 2003 £m	Net assets before goodwill 2002 (restated) £m	Net assets after goodwill 2003 £m	Net assets after goodwill 2002 (restated) £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**34.7**	30.8	**75.3**	148.9	**83.9**	150.2
Continental Europe and Africa	**4.4**	(0.7)	**70.9**	92.6	**179.4**	96.0
	39.1	30.1	**146.2**	241.5	**263.3**	246.2
Freight management						
UK and Ireland	**1.0**	0.1	**16.6**	7.9	**43.5**	36.8
Continental Europe and Africa	**8.0**	10.4	**46.1**	35.0	**69.9**	52.9
	9.0	10.5	**62.7**	42.9	**113.4**	89.7
Europe, Middle East and Africa	**48.1**	40.6	**208.9**	284.4	**376.7**	335.9
Americas						
Contract logistics	**40.8**	33.7	**87.3**	105.3	**148.1**	163.4
Freight management	**(12.0)**	1.4	**85.5**	55.4	**283.3**	302.1
	28.8	35.1	**172.8**	160.7	**431.4**	465.5
Asia Pacific						
Contract logistics	**2.5**	2.1	**11.0**	6.4	**22.4**	17.0
Freight management	**33.6**	32.6	**17.2**	6.8	**30.3**	24.0
	36.1	34.7	**28.2**	13.2	**52.7**	41.0
Total logistics						
Contract logistics	**82.4**	65.9	**244.5**	353.2	**433.8**	426.6
Freight management	**30.6**	44.5	**165.4**	105.1	**427.0**	415.8
	113.0	110.4	**409.9**	458.3	**860.8**	842.4
Environmental	**12.1**	12.3	**35.7**	29.9	**68.7**	61.6
Continuing operations	**125.1**	122.7	**445.6**	488.2	**929.5**	904.0
Discontinued operations	**–**	(0.2)	**–**	(5.9)	**–**	(5.9)
Goodwill	**–**	–	**483.9**	415.8	**–**	–
Total	**125.1**	122.5	**929.5**	898.1	**929.5**	898.1
Non-operating net liabilities			**(210.2)**	(211.7)	**(210.2)**	(211.7)
Net assets			**719.3**	686.4	**719.3**	686.4

Share of joint ventures included in continuing operations	Turnover 2003 £m	Turnover 2002 £m	Operating profit after goodwill amortisation 2003 £m	Operating profit after goodwill amortisation 2002 £m
Europe, Middle East and Africa				
Contract logistics				
UK and Ireland	**28.2**	28.1	**2.2**	2.3
Continental Europe and Africa	**3.6**	6.5	**–**	–
Asia Pacific				
Contract logistics	**3.0**	2.2	**0.2**	–
Freight management	**46.9**	40.8	**1.6**	1.7
Total logistics	**81.7**	77.6	**4.0**	4.0

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and net pension assets and liabilities.

1 Segmental information continued

Acquisitions by business sector	Turnover 2003 £m	Operating profit after goodwill amortisation 2003 £m	Net assets after goodwill 2003 £m
Europe, Middle East and Africa			
Contract logistics			
UK and Ireland	**29.1**	**(0.2)**	**3.7**
Continental Europe and Africa	**4.2**	**0.2**	**113.0**
Freight management			
Continental Europe and Africa	**11.5**	**(0.9)**	**22.6**
Americas			
Contract logistics	**6.8**	**0.4**	**10.6**
Asia Pacific			
Freight management	**–**	**(0.1)**	**–**
Total logistics	**51.6**	**(0.6)**	**149.9**
Environmental	**0.2**	**–**	**1.5**
Total	**51.8**	**(0.6)**	**151.4**

By geographical location	Turnover 2003 £m	Turnover 2002 £m	Operating profit after goodwill amortisation 2003 £m	Operating profit after goodwill amortisation 2002 (restated) £m	Net assets after goodwill 2003 £m	Net assets after goodwill 2002 (restated) £m
UK and Ireland	**1,707.9**	1,547.6	**47.8**	43.0	**196.1**	248.6
Continental Europe and Africa	**979.4**	846.9	**12.4**	9.7	**249.3**	143.0
Americas	**1,630.8**	1,611.3	**28.8**	35.1	**431.4**	465.5
Asia Pacific	**750.1**	714.8	**36.1**	34.7	**52.7**	41.0
Total	**5,068.2**	4,720.6	**125.1**	122.5	**929.5**	898.1
Non-operating net liabilities					**(210.2)**	(211.7)
Net assets					**719.3**	686.4

There is no material difference between turnover by origin and by destination.

Number of employees	Average 2003	Average 2002	Year end 2003	Year end 2002
UK and Ireland	**30,500**	25,600	**33,300**	27,000
Continental Europe and Africa	**11,200**	10,700	**12,200**	10,900
Americas	**19,400**	15,700	**20,200**	18,700
Asia Pacific	**8,100**	7,500	**8,300**	8,000
Total continuing operations	**69,200**	59,500	**74,000**	64,600
Discontinued operations	**–**	2,200	**–**	2,100
Total	**69,200**	61,700	**74,000**	66,700

Notes to the financial statements
continued

2 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2003	2002	**2003**	2002
US dollar	**1.64**	1.50	**1.78**	1.60
Euro	**1.45**	1.59	**1.42**	1.54
Singapore dollar	**2.85**	2.69	**3.02**	2.78

3 Operating charges

	2003			2002		
	Continuing £m	**Acquisitions £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Raw materials, consumables and other purchases	178.8	2.5	**181.3**	156.0	29.0	185.0
Staff costs						
Wages and salaries	1,438.1	19.2	**1,457.3**	1,255.5	17.9	1,273.4
Social security costs	138.2	1.6	**139.8**	120.2	1.7	121.9
Other pension costs	65.5	0.3	**65.8**	53.4	0.2	53.6
Depreciation						
Owned assets	95.8	1.4	**97.2**	94.0	0.3	94.3
Leased assets	6.5	–	**6.5**	6.2	–	6.2
Amortisation of goodwill	26.8	2.5	**29.3**	25.6	–	25.6
Amortisation of fixed asset investments	–	–	**–**	(0.3)	–	(0.3)
Operating lease rentals						
Land and buildings	160.7	3.3	**164.0**	161.8	1.8	163.6
Vehicles, plant and equipment	36.0	0.3	**36.3**	40.5	0.6	41.1
Short-term rentals	53.7	1.8	**55.5**	38.6	–	38.6
Redundancy	16.8	–	**16.8**	9.4	–	9.4
Auditors' remuneration						
Group Auditors	2.2	–	**2.2**	1.8	–	1.8
Other Auditors	0.1	–	**0.1**	0.1	–	0.1
Other operating charges	2,593.9	19.5	**2,613.4**	2,520.5	(10.1)	2,510.4
	4,813.1	**52.4**	**4,865.5**	4,483.3	41.4	4,524.7

Group Auditors' remuneration includes £0.1m (2002: £0.1m) in respect of the Company.

Fees payable to the Group's Auditors and their associates for non-audit work amounted to £1.1m (2002: £1.5m) and included £0.4m (2002: £0.1m) for assurance services, £0.6m (2002: £1.3m) in relation to taxation advice and compliance procedures, and £0.1m (2002: £0.1m) for other services.

Of these fees, £0.2m (2002: £0.3m) was in respect of the Company and its UK subsidiary undertakings and £0.9m (2002: £1.2m) in respect of overseas subsidiary undertakings.

4 Exceptional items

	2003 £m	2002 £m
Loss on termination and disposals of discontinued operations		
Further provisions in respect of prior year disposals	**(11.2)**	(9.0)
Less 2001 provision	**–**	9.0
	(11.2)	–
Current year disposals	**(0.6)**	–
	(11.8)	–
Loss on termination of businesses in continuing operations	**(2.0)**	–
Profit on disposals of fixed assets in continuing operations		
Profit on disposal of investment in Sirva Inc	**8.6**	–
Amounts written back to investment in Sirva Inc	**9.5**	–
Amounts written off investments	**(2.1)**	–
Profit on disposal of tangible fixed assets	**4.8**	11.3
Loss on disposal of tangible fixed assets	**(13.2)**	(10.4)
	7.6	0.9
Exceptional finance income (note 5)	**6.3**	–
Exceptional items (net)	**0.1**	0.9

5 Finance income (net)

	2003 £m	2002 £m
Income from other fixed asset investments		
On ordinary activities	**2.4**	–
Exceptional income – arrears of preference dividends	**6.3**	–
	8.7	–
Interest on net debt		
Other interest receivable and similar income		
Group interest receivable	**14.8**	10.0
Share of joint ventures' interest	**0.1**	0.2
	14.9	10.2
Interest payable and similar charges		
Interest on bank loans and overdrafts	**(8.7)**	(6.9)
Interest on other loans	**(13.4)**	(13.9)
Finance lease charges	**(1.2)**	(2.1)
Share of associated undertakings' interest	**–**	(0.1)
	(23.3)	(23.0)
Interest on net debt	**(8.4)**	(12.8)
Other finance income		
Net return on pension schemes (note 20)	**29.8**	60.5

Notes to the financial statements
continued

6 Tax on profit on ordinary activities

a) Analysis of tax charge in year	2003 £m	2003 £m	2002 (restated) £m	2002 (restated) £m
Current tax				
UK tax				
UK corporation tax on profits for the year	**40.0**		24.7	
Double taxation relief	**(18.5)**		(1.8)	
Advance corporation tax written back	**–**		(2.4)	
Share of joint ventures' tax	**(0.8)**		0.7	
Adjustments in respect of prior years	**2.3**		9.0	
		23.0		30.2
Foreign tax				
Foreign tax on profits for the year	**38.4**		26.0	
Share of joint ventures' tax	**(0.1)**		0.6	
Share of associated undertakings' tax	**0.2**		–	
Adjustments in respect of prior years	**(0.9)**		(5.1)	
		37.6		21.5
Total current tax		**60.6**		51.7
Deferred tax				
Origination and reversal of timing differences				
UK tax	**(9.8)**		0.8	
Foreign tax	**(4.9)**		2.0	
Total deferred tax		**(14.7)**		2.8
Tax on profit on ordinary activities		**45.9**		54.5
The tax charge is analysed as follows:				
On ordinary activities before exceptional items and net return on pension schemes		**41.6**		38.4
On net return on pension schemes		**8.9**		18.2
On exceptional items		**(4.6)**		(2.1)
		45.9		54.5

b) Factors affecting the current tax charge for the year

The tax assessed for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003 £m	2002 (restated) £m
Profit on ordinary activities before taxation	**149.0**	171.1
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	**44.7**	51.3
Effects of:		
Non deductible goodwill amortisation	**5.8**	6.2
Non (taxable)/deductible exceptional items	**(6.4)**	(5.3)
Other non (taxable)/deductible items	**(0.5)**	2.1
Accelerated tax depreciation	**0.5**	(0.1)
Net pension charge/(credit)	**3.3**	(8.1)
Utilisation of tax losses brought forward	**(6.1)**	(2.3)
Tax losses arising in the year not utilised	**4.7**	7.4
Other timing differences	**4.4**	0.4
Differing tax rates on overseas earnings	**5.2**	(1.4)
Withholding tax on investment income	**3.6**	–
Advance corporation tax written back	**–**	(2.4)
Adjustments in respect of prior years	**1.4**	3.9
Current tax charge for the year	**60.6**	51.7

6 Tax on profit on ordinary activities continued

c) Factors that may affect future tax charges

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

No provision has been made for deferred tax on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount not provided is £13.8m (2002: £14.4m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

In the past, the Group has incurred significant tax losses in certain overseas jurisdictions, the future utilisation of which is uncertain. The Group has therefore not recognised a deferred tax asset of £37.7m (2002: £42.7m) in respect of tax losses of overseas companies. In addition, the Group has generated significant UK capital losses from disposals in previous years. Such losses are only available to offset certain UK capital profits arising in future periods and it is expected to be some time before these losses are relieved. Accordingly, the Group has not recognised a deferred tax asset of £15.6m (2002: £16.3m) on these losses.

7 Dividends paid and proposed

	2003		2002	
	Per share pence	**£m**	Per share pence	£m
Interim declared and paid	**7.9**	**23.2**	7.5	22.3
Final proposed by the Directors	**16.8**	**49.7**	15.3	45.2
	24.7	**72.9**	22.8	67.5

Dividends amounting to £0.3m (2002: £0.2m) in respect of the Company's shares held by the share scheme trusts (note 23) have been deducted in arriving at the aggregate of dividends paid and proposed. Dividends amounting to £0.4m (2002: £0.3m) on shares held by the share scheme trusts have been waived.

Notes to the financial statements
continued

8 Earnings per share

	2003			2002 (restated)		
		Earnings per share			Earnings per share	
	Earnings £m	Basic pence	Diluted pence	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**96.9**	**32.8**	**32.7**	110.2	37.3	37.1
Add back						
Goodwill amortisation	**29.3**	**9.9**	**9.8**	25.6	8.7	8.6
Exceptional items	**(0.1)**	**–**	**–**	(0.9)	(0.3)	(0.3)
Tax on exceptional items	**(4.6)**	**(1.5)**	**(1.5)**	(2.1)	(0.7)	(0.7)
Net return on pension schemes	**(29.8)**	**(10.1)**	**(10.1)**	(60.5)	(20.5)	(20.3)
Tax on net return on pension schemes	**8.9**	**3.0**	**3.0**	18.2	6.1	6.1
Underlying profit[1] for the financial year	**100.6**	**34.1**	**33.9**	90.5	30.6	30.5
Add back						
Non-cash pension costs	**42.1**	**14.3**	**14.2**	33.7	11.4	11.3
Tax on non-cash pension costs	**(12.6)**	**(4.3)**	**(4.3)**	(10.1)	(3.4)	(3.4)
Underlying profit[1] before non-cash pension costs	**130.1**	**44.1**	**43.8**	114.1	38.6	38.4

Weighted average number of shares (millions)	**2003**	2002
Basic average number of shares	**295.3**	295.5
Dilutive potential ordinary shares	**1.4**	1.7
Diluted average number of shares	**296.7**	297.2

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Basic earnings per share of 32.8p (2002: 37.3p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £96.9m (2002: £110.2m) divided by 295.3m (2002: 295.5m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share scheme trusts.

Underlying profit for the financial year and the related earnings per share are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

Underlying profit before non-cash pension costs and the related earnings per share are also provided to assist shareholders to understand the impact of non-cash FRS 17 pension charges on the Group's performance.

9 Intangible assets – goodwill

	Cost £m	Amortisation £m	Net book amount £m
At 1 January 2003	482.3	(66.5)	**415.8**
Additions			
2003 acquisitions (note 26)	133.3	–	**133.3**
Prior year acquisitions (note 26)	(12.6)	–	**(12.6)**
Amortisation for the year	–	(29.3)	**(29.3)**
Exchange differences	(28.1)	4.8	**(23.3)**
At 31 December 2003	**574.9**	**(91.0)**	**483.9**

10 Tangible assets

Group	Land and buildings Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant and equipment £m	Total £m
Cost					
At 1 January 2003	306.9	17.7	58.6	681.0	**1,064.2**
Additions					
By purchase of businesses	–	–	0.2	24.4	**24.6**
Other	9.6	2.4	11.1	86.2	**109.3**
Disposals	(37.8)	–	(4.2)	(77.7)	**(119.7)**
Exchange differences	0.5	(0.5)	(1.6)	(4.9)	**(6.5)**
At 31 December 2003	**279.2**	**19.6**	**64.1**	**709.0**	**1,071.9**
Depreciation					
At 1 January 2003	74.2	7.7	25.3	380.8	**488.0**
Additions					
By purchase of businesses	–	–	–	13.4	**13.4**
Charge for year	10.3	0.7	4.8	87.9	**103.7**
Disposals	(8.2)	–	(3.0)	(63.7)	**(74.9)**
Exchange differences	(0.7)	0.1	(1.0)	(4.1)	**(5.7)**
At 31 December 2003	**75.6**	**8.5**	**26.1**	**414.3**	**524.5**
Net book amount					
At 31 December 2003	**203.6**	**11.1**	**38.0**	**294.7**	**547.4**
At 31 December 2002	232.7	10.0	33.3	300.2	576.2

Included within plant and equipment are assets held under finance leases of £3.8m (2002: £4.6m). The gross amount of capitalised interest in tangible fixed assets is £0.8m (2002: £1.9m).

11 Investment in joint ventures

Group	Share of net assets £m	Loans £m	Total £m
At 1 January 2003	14.2	(9.0)	**5.2**
Profit for the year	5.0	–	**5.0**
Dividends	(2.8)	–	**(2.8)**
Other movements	–	(3.2)	**(3.2)**
Exchange differences	(0.3)	–	**(0.3)**
At 31 December 2003	**16.1**	**(12.2)**	**3.9**

The Group's interests in its principal joint ventures are 50% of the ordinary shares of each of Joint Retail Logistics Ltd a contract logistics services company, Exel-Sinotrans Freight Forwarding Co Ltd a freight management company, and Ardillane Ltd a property company.

The loan is from Ardillane Ltd and is interest free with no fixed repayment date.

12 Other investments

Group	Associated undertakings £m	Other investments Listed £m	Other investments Unlisted £m	Total £m
At 1 January 2003	2.8	–	33.6	**36.4**
Profit for the year	(0.1)	–	–	**(0.1)**
Dividends	(0.1)	–	–	**(0.1)**
Additions	–	6.2	0.7	**6.9**
Disposals	–	–	(17.4)	**(17.4)**
Reclassifications	–	12.4	(12.4)	**–**
Exchange differences	(0.1)	(0.5)	(1.9)	**(2.5)**
At 31 December 2003	**2.5**	**18.1**	**2.6**	**23.2**
Amounts provided				
At 1 January 2003	–	–	10.0	**10.0**
Charge for year	–	–	2.1	**2.1**
Released on disposals	–	–	(9.5)	**(9.5)**
Exchange differences	–	–	(0.3)	**(0.3)**
At 31 December 2003	**–**	**–**	**2.3**	**2.3**
Net book amount				
At 31 December 2003	**2.5**	**18.1**	**0.3**	**20.9**
At 31 December 2002	2.8	–	23.6	26.4

Associated undertakings are unlisted.

Associated undertakings are stated at the Group's share of tangible net assets. The Group's share of retained profits of associated undertakings at 31 December 2003 was £0.4m (2002: £0.6m).

Other investments are stated at cost less amounts provided.

Listed investments are equity investments in Sirva Inc (listed in the US) and Sinotrans Ltd (listed in Hong Kong). The market value of these investments at 31 December 2003 was £78.3m. No tax should be payable if the investments were sold at the market value shown.

Parent company	Subsidiary undertakings £m
Cost	
At 1 January and at 31 December 2003	**573.7**

13 Debtors: amounts falling due within one year

	Group		Parent company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Trade debtors	**739.7**	643.3	**–**	–
Amounts owed by group undertakings	**–**	–	**80.8**	78.9
Taxation recoverable	**3.1**	8.8	**–**	–
Advance corporation tax recoverable	**–**	0.1	**–**	–
Other debtors	**107.2**	101.6	**0.7**	0.6
Prepayments and accrued income	**153.5**	121.0	**3.6**	1.2
	1,003.5	874.8	**85.1**	80.7

14 Debtors: amounts falling due after more than one year

	Group		Parent company	
	2003 £m	2002 (restated) £m	**2003 £m**	2002 (restated) £m
Amounts owed by group undertakings	**–**	–	**659.6**	431.9
Deferred tax assets	**23.2**	10.9	**12.2**	5.4
Other debtors and prepayments	**7.9**	8.1	**–**	–
	31.1	19.0	**671.8**	437.3

15 Creditors: amounts falling due within one year

	Group		Parent company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Debenture loans (note 17)	**13.4**	18.6	**–**	–
Bank loans (note 17)	**24.2**	5.0	**21.0**	–
Bank overdrafts	**18.7**	24.5	**52.2**	29.0
Finance lease obligations	**2.3**	2.3	**–**	–
Trade creditors	**365.0**	321.0	**–**	–
Amounts owed to group undertakings	**–**	–	**194.0**	159.3
Taxation payable	**102.5**	96.2	**–**	5.1
Other taxes and social security	**91.8**	73.0	**–**	–
Deferred consideration	**23.5**	34.4	**–**	–
Proposed dividend	**49.7**	45.2	**49.7**	45.2
Other creditors	**140.2**	104.1	**6.7**	7.1
Accruals and deferred income	**366.0**	334.6	**0.7**	–
	1,197.3	1,058.9	**324.3**	245.7

Notes to the financial statements
continued

16 Creditors: amounts falling due after more than one year

	Group		Parent company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Debenture loans (note 17)	**155.0**	171.9	**–**	–
Bank loans (note 17)	**27.0**	84.6	**–**	61.7
Finance lease obligations	**16.0**	17.3	**–**	–
Amounts owed to group undertakings	**–**	–	**493.7**	271.9
Deferred consideration	**1.5**	4.2	**–**	–
Other creditors	**8.3**	3.7	**–**	–
	207.8	281.7	**493.7**	333.6

17 Debenture and bank loans

	Group		Parent company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Amounts due within one year				
Debenture loans				
Floating rate notes	**13.1**	18.6	**–**	–
Other loans	**0.3**	–	**–**	–
	13.4	18.6	**–**	–
Bank loans				
Secured	**3.2**	5.0	**–**	–
Unsecured	**21.0**	–	**21.0**	–
	24.2	5.0	**21.0**	–
Amounts due after more than one year				
Debenture loans				
6.76% US$15m notes due 2006	**8.4**	9.4	**–**	–
6.86% US$90m notes due 2008	**50.1**	56.2	**–**	–
7.04% US$170m notes due 2010	**95.2**	104.6	**–**	–
Other loans	**1.3**	1.7	**–**	–
	155.0	171.9	**–**	–
Bank loans				
Secured	**25.4**	22.9	**–**	–
Unsecured				
Syndicated loan due 2006	**–**	61.7	**–**	61.7
Other	**1.6**	–	**–**	–
	27.0	84.6	**–**	61.7
Total debenture and bank loans	**219.6**	280.1	**21.0**	61.7

Debenture and bank loans are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents appropriate to the country in which the borrowing is incurred.

Debenture loans are unsecured and are stated net of unamortised issue costs of £1.3m (2002: £1.5m). These costs together with the interest expense are allocated to the profit and loss account over the terms of the related facilities at a constant rate based on the carrying amount.

Secured loans are subject to mortgages or fixed and floating charges over assets, mainly property.

18 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in managing the risks of the Group in its activities is given in the financial review on pages 44 to 47. The disclosures below exclude short-term debtors and creditors.

Interest rate risk profile of financial assets

Floating rate financial assets are bank balances on which interest is received at interest rates fixed in advance for periods ranging up to six months, based on the relevant national LIBOR equivalents. Nil rate financial assets are mainly investments. The interest rate profile of the financial assets of the Group analysed by currency was as follows:

	Floating rate £m	Nil rate £m	Total £m
31 December 2003			
Sterling	21.2	38.7	**59.9**
US dollar	5.2	13.0	**18.2**
Euro	23.7	1.8	**25.5**
Other	47.7	8.3	**56.0**
	97.8	**61.8**	**159.6**
31 December 2002			
Sterling	62.6	11.6	74.2
US dollar	26.7	21.6	48.3
Euro	42.7	0.4	43.1
Other	26.8	11.8	38.6
	158.8	45.4	204.2

Interest rate risk profile of financial liabilities

The interest rate profile of debenture and bank loans, bank overdrafts, finance leases and relevant long-term creditors analysed by currency was as follows:

					Fixed rate		Nil rate
	Fixed rate £m	Floating rate £m	Nil rate £m	Total £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
31 December 2003							
Sterling	–	34.4	11.9	**46.3**	–	–	0.5
US dollar	156.2	7.7	2.1	**166.0**	7.0	6.0	1.5
Euro	18.9	26.5	4.8	**50.2**	5.8	7.9	4.5
Other	2.1	10.8	1.6	**14.5**	5.5	2.9	3.0
	177.2	**79.4**	**20.4**	**277.0**	**6.9**	**6.1**	**2.0**
31 December 2002							
Sterling	–	18.1	0.4	18.5	–	–	0.5
US dollar	175.2	7.7	3.6	186.5	7.0	6.5	1.5
Euro	35.0	76.5	2.1	113.6	5.7	6.9	6.0
Other	1.5	11.8	0.6	13.9	11.4	5.0	1.5
	211.7	114.1	6.7	332.5	6.8	6.6	2.5

The floating rate financial liabilities consist primarily of £21.0m (2002: £nil) short-term borrowings at a margin over LIBOR, £12.7m (2002: £18.1m) loan notes that bear interest at margins below LIBOR, and euro borrowings €37.6m (2002: €117.8m) at a margin over EURIBOR.

At 31 December 2003 the weighted average receivable interest rate on the net forward foreign exchange contracts of £566.4m (2002: £526.0m) was 2.0% (2002: 2.0%).

18 Derivatives and other financial instruments continued

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including relevant long-term creditors, was as follows:

	2003 £m	2002 £m
Maturing on demand or within one year	**69.2**	50.8
Maturing within one to two years	**9.1**	13.4
Maturing within two to five years	**73.1**	86.4
Maturing after five years	**125.6**	181.9
	277.0	332.5

Borrowing facilities

The Group has various borrowing facilities available. The undrawn committed facilities in respect of which all conditions precedent had been met were as follows:

	2003 £m	2002 £m
Expiring in January 2006	**675.0**	613.3

Fair values of financial instruments

The book values and fair values, by category, of the Group's financial assets and financial liabilities were as follows:

	2003		2002	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments				
Short-term borrowings and short-term portion of long-term borrowings	**(58.6)**	**(58.6)**	(50.4)	(50.4)
Long-term borrowings	**(198.0)**	**(217.5)**	(273.8)	(292.9)
Long-term creditors	**(9.8)**	**(9.8)**	(7.9)	(7.9)
Cash at bank and in hand	**92.0**	**92.0**	149.7	149.7
Current asset investments	**12.3**	**12.3**	20.8	20.8
Other investments	**18.4**	**78.6**	23.6	23.6
Derivative financial instruments held to hedge currency exposure				
Forward foreign exchange contracts				
Buy	**(10.6)**	**(10.6)**	(0.4)	(0.4)
Sell	**36.9**	**36.9**	10.1	10.1
	(117.4)	**(76.7)**	(128.3)	(147.4)

Market values have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts and listed investments. There were no significant differences between the book values and fair values of long-term creditors, cash at bank and in hand, current asset investments and unlisted other investments. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates. The sterling equivalent of the forward foreign exchange buy contracts was £277.2m (2002: £203.1m) and of the sell contracts was £843.6m (2002: £729.1m) expiring over a maximum period of one year (2002: one year).

18 Derivatives and other financial instruments continued

Currency risk

Structural currency exposures

As explained in the financial review on page 46, the Group's objective in managing the currency exposures arising from its net investment overseas is to hedge these exposures with a combination of currency borrowings and forward exchange contracts. Exchange gains and losses arising from structural currency exposures, net of hedges, are included in the statement of total recognised gains and losses.

Transactional currency exposures

Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business. These exposures give rise to currency gains and losses recognised in the profit and loss account.

The Group carries on a significant amount of intra-group activity across the world. To control the currency exposures arising from this trading activity, Exel's treasury function (Group Treasury) operates an inter-company netting system which passes the non-functional currency exchange risk to Group Treasury. The residual exchange risks are hedged by Group Treasury using forward foreign currency contracts. The net foreign currency monetary assets and liabilities are shown below:

Functional currency of group operation	**US Dollar £m**	**Euro £m**	**Other £m**	**Total £m**
31 December 2003				
Sterling	**(10.5)**	**1.5**	**16.5**	**7.5**
31 December 2002				
Sterling	(1.5)	1.1	(5.8)	(6.2)

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. There are no deferred gains or losses at 31 December 2003 (2002: £nil).

Notes to the financial statements
continued

19 Provisions for liabilities and charges

Group	Environmental £m	Onerous leases £m	Insurance £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2003	11.4	14.4	61.6	108.2	22.7	**218.3**
Prior year adjustment (note 29)	–	–	–	(106.9)	–	**(106.9)**
At 1 January 2003 – as restated	11.4	14.4	61.6	1.3	22.7	**111.4**
Purchase of businesses	–	–	–	0.2	–	**0.2**
Site restoration capitalised	1.2	–	–	–	–	**1.2**
Charged to profit and loss account	0.4	10.7	32.4	2.4	11.7	**57.6**
Credited to profit and loss account	(0.1)	(1.2)	–	–	(1.9)	**(3.2)**
Utilised	(0.2)	(3.6)	(24.6)	–	(1.5)	**(29.9)**
Exchange differences	–	0.4	(2.0)	0.2	(0.7)	**(2.1)**
At 31 December 2003	**12.7**	**20.7**	**67.4**	**4.1**	**30.3**	**135.2**

The Environmental division operates a number of landfill sites in the UK. Provision is made for the costs of restoring sites to the condition required by planning consents. These provisions will be utilised over the lives of the relevant landfill sites which range from three to 15 years. The amount and timing of these costs may be impacted by a number of factors including the rate of usage of the site and changes in technology.

The onerous lease provision is in respect of property leases where the obligations under the contracts exceed the economic benefits to be received from them. The residual leases of these properties range between one year and 16 years.

The insurance provision is in respect of the costs of claims which are not insured externally, and fall below the excesses on the Group's insurance policies. Claims can take several years to be settled.

Other provisions cover litigation, warranties, integration costs, business terminations and other items. Utilisation of certain of these provisions can take up to and over five years.

Parent company	Deferred taxation £m	Other £m	Total £m
At 1 January 2003	102.9	4.9	**107.8**
Prior year adjustment	(102.9)	–	**(102.9)**
At 1 January 2003 – as restated	–	4.9	**4.9**
Credited to profit and loss account	–	(0.2)	**(0.2)**
Utilised	–	(0.3)	**(0.3)**
At 31 December 2003	**–**	**4.4**	**4.4**

19 Provisions for liabilities and charges continued

Net deferred taxation	Group £m	Parent company £m
At 1 January 2003	**98.7**	**102.9**
Prior year adjustment (note 29)	**(90.6)**	**(108.3)**
At 1 January 2003 – as restated	**8.1**	**(5.4)**
Purchase of businesses	**0.2**	**–**
Credited to profit and loss account	**(14.7)**	**(6.8)**
Charged to statement of total recognised gains and losses	**8.1**	**–**
Exchange differences	**1.1**	**–**
At 31 December 2003	**2.8**	**(12.2)**
This provision is included within:		
Debtors: amounts falling due after more than one year (note 14)	**(23.2)**	**(12.2)**
Provisions for liabilities and charges	**4.1**	**–**
Pensions (note 20)	**21.9**	**–**
	2.8	**(12.2)**

A summary of the net deferred taxation liabilities provided and not provided is as follows:

Group	Provided 2003 £m	Provided 2002 (restated) £m	Not provided 2003 £m	Not provided 2002 £m
Pension surplus	**21.9**	17.7	**–**	–
Accelerated tax depreciation	**22.6**	22.8	**(0.1)**	(2.7)
Other (provisions, losses, etc.)	**(41.7)**	(32.4)	**(40.7)**	(45.2)
Capital gains rolled over	**–**	–	**13.8**	14.4
Capital losses	**–**	–	**(15.6)**	(16.3)
	2.8	8.1	**(42.6)**	(49.8)

Parent company	Provided 2003 £m	Provided 2002 (restated) £m	Not provided 2003 £m	Not provided 2002 £m
Accelerated tax depreciation	**11.1**	16.5	**–**	–
Other (provisions, losses, etc.)	**(23.3)**	(21.9)	**–**	–
Capital gains rolled over	**–**	–	**11.9**	12.3
Capital losses	**–**	–	**(15.6)**	(16.3)
	(12.2)	(5.4)	**(3.7)**	(4.0)

The Company has undertaken to pay the UK corporation tax liabilities for the majority of its UK subsidiaries. Accordingly the Company records the relevant UK corporation tax and UK deferred tax assets and liabilities in its balance sheet.

Notes to the financial statements
continued

20 Pensions
The major UK schemes, being the Exel Retirement Plan and the Ocean Nestor Pension Scheme, include both defined benefit and defined contribution type arrangements and are administered by external trustees independently of the Group's finances. These schemes cover 47% of UK employees; defined benefit arrangements account for 59% of the membership of the schemes.

The latest actuarial valuation of the schemes was made as at 31 March 2003 by Watson Wyatt LLP. The values of the schemes' liabilities at 31 March 2003 have been updated by Watson Wyatt LLP to assess the liabilities of the schemes at 31 December 2003 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2003.

No contributions have been made during the financial year. The actuaries have recommended the continued suspension of the Group's contributions to the Ocean Nestor Pension Scheme until at least the conclusion of the March 2006 valuation. Contributions of £10m per annum will be paid in respect of the Exel Retirement Plan for the next three years, commencing 1 January 2004.

As from 1 April 2003, the existing defined benefit and defined contribution arrangements have been closed to new employees. Defined contribution sections have been established for new employees after this date within the existing schemes. The service cost has been assessed using the projected unit method, and so the service cost for the closed defined benefit sections is expected to increase as a percentage of pay as the membership approaches retirement, though this is expected to be offset by the reducing number of members in these sections.

The values of overseas schemes' liabilities at 31 December 2003 have been assessed by local actuaries. The Group also has a number of defined contribution schemes outside the UK.

The disclosures for all of the Group's defined benefit arrangements are aggregated below. Overseas assets and liabilities are included, but are not material to the totals.

The Company is unable to identify its share of the underlying assets and liabilities of the group schemes in which it is a participating employer.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2003 %	2002 %	2001 %
Valuation method	**Projected unit**	Projected unit	Projected unit
Discount rate	**5.4**	5.6	5.8
Inflation rate	**2.5**	2.25	2.4
Increase to deferred benefit during deferment	**2.5**	2.25	2.4
Increases to pensions in payment	**2.5**	2.25	2.4
Salary increases	**4.0**	3.75	3.9

The fair value of the assets in the schemes at 31 December were:

	2003 £m	2002 £m	2001 £m
Equities	**1,349.4**	1,167.0	1,489.7
Bonds	**417.2**	402.3	449.0
Other	**47.1**	47.8	56.9
Total market value of assets	**1,813.7**	1,617.1	1,995.6
Present value of schemes' liabilities	**(1,738.1)**	(1,558.1)	(1,504.6)
Net surplus in the schemes	**75.6**	59.0	491.0
Related deferred tax net liability	**(21.9)**	(17.7)	(147.3)
Net pension assets and liabilities	**53.7**	41.3	343.7

20 Pensions continued

The long-term expected rates of return at 31 December were:

	2003 %	2002 %	2001 %
Equities	**8.0**	8.25	8.0
Bonds	**4.9**	4.8	5.8
Other	**6.7**	6.5	7.0

Movement in the net surplus in the schemes	2003 £m	2002 £m
At 1 January	**59.0**	491.0
Current service cost	**(38.5)**	(31.3)
Contributions	**2.1**	3.0
Past service costs	**(2.3)**	(2.2)
Net financial return	**29.8**	60.5
Actuarial loss	**27.8**	(459.1)
Transfer to UK defined contribution scheme	**(3.4)**	(3.2)
Exchange differences	**1.1**	0.3
At 31 December	**75.6**	59.0

Profit and loss account disclosures

The performance statements include the following amounts:

	2003 £m	2002 £m
Amounts charged to operating profit		
Defined benefit schemes		
Current service cost	**38.5**	31.3
Past service costs	**2.3**	2.2
	40.8	33.5
Defined contribution schemes	**25.0**	20.1
Total operating charge	**65.8**	53.6
Analysis of the amount credited to other finance income		
Expected return on pension schemes' assets	**115.8**	146.6
Interest on pension schemes' liabilities	**(86.0)**	(86.1)
Net return	**29.8**	60.5
Amounts included within the statement of total recognised gains and losses		
Actual return less expected return on assets	**165.7**	(441.6)
Experience gains and losses arising on the schemes' liabilities	**(8.0)**	(48.9)
Effects of changes in the demographic and financial assumptions underlying the present value of the schemes' liabilities	**(129.9)**	31.4
Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	**27.8**	(459.1)

History of amounts recognised in the statement of total recognised gains and losses

		2003	2002
Difference between the expected and actual return on assets	£m	**165.7**	(441.6)
Percentage of the schemes' assets		**9.1%**	(27.3)%
Experience gains and losses arising on the schemes' liabilities	£m	**(8.0)**	(48.9)
Percentage of the present value of the schemes' liabilities		**(0.5)%**	(3.1)%
Total actuarial gain/(loss)	£m	**27.8**	(459.1)
Percentage of the present value of the schemes' liabilities		**1.6%**	(29.5)%

21 Share capital

Ordinary shares of 27 7/9p each

Authorised share capital	Number of shares million	£m
At 1 January and at 31 December 2003	**384.0**	**106.6**

Allotted, called up and fully paid share capital	Number of shares million	£m
At 1 January 2003	**298.0**	**82.8**
Shares allotted during the year	**0.2**	**–**
At 31 December 2003	**298.2**	**82.8**

During the year, a number of options granted under the Company's share option schemes were exercised at a range of prices between 287p and 819p, as a result of which 240,514 shares were issued.

The following options over ordinary shares remained outstanding at 31 December 2003:

	Number of shares '000	Subscription price per share pence	Period over which exercisable	Number of shares '000	Subscription price per share pence	Period over which exercisable
Savings-Related Share Option Scheme 1992	11	374	2004	43	819	2004/07
	43	430	2004/05	471	944	2004/08
	64	626	2004/06	1,492	586	2004/09
Savings-Related Share Option Scheme 1996	29	476	2004			
Savings-Related Share Option Scheme 2002	1,267	595	2005/10			
Share Option Scheme 1984	6	294	2004			
All Employee Share Option Scheme 1992	3	681	2004	15	598	2004/06
	7	588	2004/05			
Executive Share Option Scheme 1992	53	966	2004	18	598	2004/06
	22	681	2004	2	634	2004/06
Executive Share Option Scheme 1994	4	305	2004/05	297	784	2004/08
	3	375	2004/05	178	871	2004/09
	8	423	2004/06	459	1053	2004/09
	26	453	2004/06	476	1230	2004/10
	61	486	2004/07	1,316	1121	2004/10
	113	537	2004/07	1,514	722	2004/11
	257	702	2004/08	2,048	749	2004/11
	10	798	2004/08	1,412	850	2005/12
Executive Share Option Scheme 2001	1,391	786	2004/11	258	762	2005/12
	81	755	2004/11	2,602	538	2006/13
	1,193	749	2004/11	19	678	2006/13
	2,417	850	2005/12			

The options above constitute 6.6% of the issued shares of the Company. Shares are held by the share scheme trusts to satisfy 1,457,602 shares related to the above options (note 23).

22 Reserves

Group	Share premium account £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2003	52.5	50.7	103.5	609.1	**815.8**
Prior year adjustment (note 29)	–	–	–	(210.1)	**(210.1)**
At 1 January 2003 – as restated	52.5	50.7	103.5	399.0	**605.7**
Profit for the financial year	–	–	–	96.9	**96.9**
Dividends	–	–	–	(72.9)	**(72.9)**
	–	–	–	24.0	**24.0**
Shares allotted	1.5	–	–	–	**1.5**
Executive share option schemes accrual	–	–	–	0.2	**0.2**
Actuarial gain recognised on the pension schemes	–	–	–	27.8	**27.8**
Deferred tax relating to actuarial gain on the pension schemes	–	–	–	(8.1)	**(8.1)**
Exchange differences	–	–	–	(10.4)	**(10.4)**
Tax on exchange differences	–	–	–	0.4	**0.4**
Movements in the year	**1.5**	**–**	**–**	**33.9**	**35.4**
At 31 December 2003	**54.0**	**50.7**	**103.5**	**432.9**	**641.1**

The cumulative goodwill on acquisitions which has been taken to reserves is £180.6m (2002: £180.6m).

The amount included within reserves in respect of the defined benefit pension schemes asset is £53.7m (2002: £41.3m), net of the related deferred tax.

Parent company	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2003	52.5	103.5	371.0	**527.0**
Prior year adjustment	–	–	2.8	**2.8**
At 1 January 2003 – as restated	52.5	103.5	373.8	**529.8**
Loss for the financial year	–	–	(9.2)	**(9.2)**
Dividends	–	–	(72.9)	**(72.9)**
	–	–	(82.1)	**(82.1)**
Shares allotted	1.5	–	–	**1.5**
Executive share option schemes accrual	–	–	0.2	**0.2**
Movements in the year	**1.5**	**–**	**(81.9)**	**(80.4)**
At 31 December 2003	**54.0**	**103.5**	**291.9**	**449.4**

As permitted by Section 230 of the Companies Act 1985, the profit and loss account for the Company has not been included in these financial statements.

Notes to the financial statements
continued

23 Own shares

Group and Parent company	SRSOS £m	ESOS £m	LTIP £m	Total £m
At 1 January 2003 – net book amount	3.3	10.0	4.3	**17.6**
Prior year adjustment (note 29)	–	–	1.3	**1.3**
At 1 January 2003 – at cost	3.3	10.0	5.6	**18.9**
Additions	–	–	3.7	**3.7**
Disposals	(0.7)	–	–	**(0.7)**
At 31 December 2003 – at cost	**2.6**	**10.0**	**9.3**	**21.9**

At 31 December 2003, 2.8m (2002: 2.2m) shares were held in trust on behalf of employees who hold options under the Group's Savings-Related Share Option Schemes (SRSOS), Executive Share Option Schemes (ESOS) and Long Term Incentive Plan (LTIP). The market value of these shares at 31 December 2003 was £10.8m (2002: £11.0m) for shares held for the SRSOS and ESOS schemes, and £9.7m (2002: £4.1m) for shares held for the LTIP. Dividends are waived on 1.5m shares held by the share scheme trusts. Details of the schemes are given in the Directors' remuneration report on pages 28 to 38.

24 Financial commitments

	Group 2003 £m	Group 2002 £m
Contracted capital commitments	**4.1**	11.6

The Company had no capital commitments.

Operating leases	2003 Land and buildings £m	2003 Plant and equipment £m	2002 Land and buildings £m	2002 Plant and equipment £m
The Group has commitments during the next financial year in respect of non-cancellable operating leases as follows:				
Operating leases which expire				
Within one year	**29.0**	**5.3**	26.5	5.3
Between one and five years	**74.5**	**17.3**	72.6	19.5
After five years	**35.6**	**0.2**	41.3	1.1
	139.1	**22.8**	140.4	25.9
Total commitments were as follows:				
Amounts payable				
Within one year	**139.1**	**22.8**	140.4	25.9
Between one and five years	**295.3**	**29.3**	291.0	32.3
After five years	**259.2**	**2.3**	248.3	3.7
	693.6	**54.4**	679.7	61.9

The Company had no commitments in respect of operating leases.

Leases of land and buildings are typically subject to rent reviews at specified intervals.

25 Contingent liabilities

The nature of the Group's business and the extent of its operations are such that its operating companies are from time-to-time involved in legal proceedings, as plaintiff or defendant. No such current proceedings are expected to have a material effect on the Group. Certain of the Group's banking arrangements include cross guarantees between Group companies. The Group has contingent liabilities of £20.3m (2002: £14.9m) principally for guarantees in connection with performance bonds.

The Company has guaranteed certain bank and other credit facilities of subsidiary undertakings and performance bonds amounting at the year end to £209.7m (2002: £219.3m). These guarantees are typically for overdraft facilities, certain operating leases, and customs and airline credit facilities. For VAT purposes the Company is grouped with certain subsidiary undertakings in the Exel VAT group; under this arrangement the Company has a joint and several liability for amounts due by those undertakings to HM Customs and Excise.

26 Acquisitions

The principal acquisitions during the year were:

- In July 2003, the shares of Unidock's Assessoria E Logistica de Materiais Ltda (Brazil) were acquired. The consideration consisted of a cash payment of BRL60m (£11.8m).
- In December 2003, the shares of Cappelletti SpA (Italy) were acquired. The consideration consisted of a cash payment of €52m (£35.7m).
- In December 2003, the shares of the Pharma Logistics Group (Italy, Belgium and The Netherlands) were acquired. The consideration consisted of a cash payment of €50m (£34.4m) and deferred consideration estimated at €14m (£9.6m).

Other acquisitions made during the year were:

Eagle Freight Pty (South Africa)
Power Europe Operating Ltd (UK)
Transbeynak (Turkey)
Packaging Datastore Ltd (Environmental)
Vicomar (West Africa)

The goodwill life of the above acquisitions is assessed at a maximum of 20 years.

Adjustments to the book value of net assets acquired are shown below.

	Book amount £m	Accounting policy alignments £m	Revaluations £m	Fair value to Group £m
Tangible fixed assets	10.8	–	0.4	**11.2**
Net cash and loans	(17.6)	–	–	**(17.6)**
Other current assets	78.6	(0.6)	–	**78.0**
Other current liabilities	(87.8)	(0.4)	–	**(88.2)**
Provisions	(0.2)	–	–	**(0.2)**
	(16.2)	**(1.0)**	**0.4**	**(16.8)**
Goodwill				**133.3**
Consideration and costs				**116.5**
Consideration comprised:				
Net cash paid				**100.4**
Deferred consideration				**16.1**
				116.5

The fair value adjustment for alignment of accounting policies reflects the restatement of assets and liabilities in accordance with the Group's policies. The fair value adjustments contain some provisional amounts which will be finalised in the 2004 financial statements when the fair value review has been completed.

Adjustments to the deferred consideration for prior year acquisitions have resulted in a decrease in goodwill of £12.6m (note 9).

Notes to the financial statements
continued

27 Group cash flow statement

	2003 £m	2002 (restated) £m
Movements in provisions		
Insurance	**7.8**	10.8
Onerous leases	**(0.3)**	0.6
Other	**0.7**	(5.2)
	8.2	6.2
Movements in working capital		
Stocks	**(1.2)**	4.9
Debtors	**(39.2)**	(0.5)
Creditors	**37.0**	51.2
	(3.4)	55.6
Returns on investment and servicing of finance		
Dividends received	**8.7**	–
Interest received	**14.8**	11.7
Interest paid	**(23.7)**	(23.2)
Cost of debit raised	**0.2**	–
Dividends paid to minority shareholders	**(5.3)**	(7.6)
	(5.3)	(19.1)
Taxation		
Tax paid	**(50.2)**	(37.2)
Tax refunds	**0.1**	3.0
	(50.1)	(34.2)
Purchase of businesses		
Consideration and costs	**(100.4)**	(74.8)
Net cash in acquired businesses	**6.8**	6.1
Deferred consideration	**(16.9)**	(2.7)
	(110.5)	(71.4)
Financing		
Allotment of shares	**1.5**	1.6
Own shares		
Purchase of own shares	**(3.7)**	–
Sale of own shares	**0.7**	1.5
Debt falling due within one year		
Increase in short-term borrowings	**21.0**	0.6
Repayments of loans	**(31.3)**	(9.0)
Debt falling due after more than one year		
Additions	**1.3**	0.1
Repayments	**(66.6)**	(7.7)
Receipts in respect of foreign currency hedges	**2.6**	37.0
Capital element of finance lease rental payments	**(2.9)**	(3.6)
	(77.4)	20.5

27 Group cash flow statement continued

Analysis of net debt	At 1 January 2003 £m	Cash flow £m	Acquisitions and disposals £m	New leases £m	Non-cash movements £m	Exchange differences £m	At 31 December 2003 £m
Cash at bank and in hand	149.7	(60.7)				3.0	**92.0**
Overdrafts	(24.5)	5.3				0.5	**(18.7)**
	125.2	(55.4)				3.5	**73.3**
Loans	(280.1)	75.6	(24.6)	–	(0.2)	9.7	**(219.6)**
Finance leases	(19.6)	2.9	–	(0.2)	–	(1.4)	**(18.3)**
Current asset investments	20.8	(7.9)	0.2	–	–	(0.8)	**12.3**
Total	**(153.7)**	**15.2**	**(24.4)**	**(0.2)**	**(0.2)**	**11.0**	**(152.3)**

Acquisitions
The principal cash flows relating to acquisitions were as follows:

	2003 £m
Operating loss before exceptional items	**(0.6)**
Depreciation and amortisation	**3.9**
Movements in working capital	**(6.6)**
Net cash outflow from operating activities	**(3.3)**
Net cash outflow for capital expenditure and financial investment	
Purchase of tangible fixed assets	**(1.3)**
Net cash outflow before financing	**(4.6)**

Terminated and discontinued operations
The principal cash flows relating to terminated and discontinued operations were as follows:

	2002 restated £m	2002 restated £m
Operating loss before exceptional items		(0.2)
Depreciation and amortisation		0.3
Loss on disposal of tangible fixed assets		0.3
Movements in provisions		(7.3)
Movements in working capital		4.2
Net cash outflow from operating activities		(2.7)
Taxation		(0.1)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(0.3)	
Sale of tangible fixed assets	1.1	
Net cash inflow for capital expenditure and financial investment		0.8
Net cash outflow before financing		(2.0)

Notes to the financial statements
continued

28 Related party transactions

During the year the Group billed £17.3m (2002: £19.2m) to Exel-Sinotrans Freight Forwarding Co Ltd (Exel-Sinotrans), a joint venture, and received charges from Exel-Sinotrans of £69.2m (2002: £63.7m) in respect of freight and other trading items. The amount payable to Exel-Sinotrans at the year-end was £6.5m (2002: £5.2m).

The Group sold services to and purchased services from Joint Retail Logistics Ltd (JRL), a joint venture, of £11.6m (2002: £10.1m) and £1.0m (2002: £1.0m) respectively. The amount receivable from JRL at the year-end was £0.4m (2002: £nil).

29 Impact of changes in accounting policies

The adoption of FRS 17 'Retirement benefits' has resulted in the following restatements to prior year results:

1. In the year ended 31 December 2002
   a) an increase in the pension charge of £70.0m within operating profit,
   b) the inclusion of other finance income of £60.5m,
   c) a decrease in the tax charge of £2.9m,
   d) a decrease in the profit for the year of £6.6m,
   e) a decrease in the total recognised gains and losses of £328.0m, and

2. At 31 December 2002
   a) a reduction in deferred taxation within provisions for liabilities and charges of £106.9m,
   b) an increase in deferred tax assets within debtors: amounts falling due after more than one year of £1.4m,
   c) a reduction in pension prepayments with debtors: amounts falling due after more than one year of £361.0m,
   d) the inclusion of net pension assets and liabilities of £41.3m net of deferred tax of £17.7m,
   e) a decrease in reserves of £211.4m.

The impact of adopting the amendment to FRS 5 'Revenue recognition' on turnover and profit on ordinary activities for both the current and prior year was immaterial.

Following the introduction of UITF 38 'Accounting for ESOP trusts', the Group has changed its accounting policy for own shares. Previously, investments in own shares were included in fixed assets at cost less accumulated amortisation, unless there was seen to have been a permanent diminution in value in which case the investments were written down to realisable value. In accordance with UITF 38, the cost of such shares is now treated as a deduction from shareholders' equity. The impact of this change in accounting policy has been to reduce investments by £17.6m, increase reserves by £1.3m and reduce shareholders' equity by £18.9m as at 31 December 2002 as prior year adjustments. There is no impact on the profit and loss account for either the current or prior year.

30 Subsidiary undertakings

The Group's principal subsidiary undertakings are set out below, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 100% of the voting rights and shares.

	Country of incorporation and operation
Logistics	
Europe	
Exel International Holdings (Belgium) NV	Belgium
Exel France SA	France
Exel GmbH	Germany
Exel Europe Ltd	Great Britain
Exel Freight Management (UK) Ltd	Great Britain
Higgs International Ltd	Great Britain
Mercury International Ltd	Great Britain
Tradeteam Ltd (50.1%)	Great Britain
Exel Technology Supply Chain Solutions (Ireland) Ltd	Ireland
Exel (Italy) SpA	Italy
Exel Group Holdings (Nederland) BV	The Netherlands
Exel (Iberia) Grupo SL	Spain
Exel Freight Management AB	Sweden
Americas	
Exel Global Logistics (Canada) Inc	Canada
Exel Supply Chain Services de Mexico SA de CV	Mexico
Exel Inc	USA
Exel Direct Inc	USA
Exel Global Logistics Inc	USA
Exel North American Logistics Inc	USA
Exel Transportation Services Inc	USA
FX Coughlin Co Inc	USA
Asia Pacific	
Exel Hong Kong Ltd	Hong Kong
Exel Japan KK	Japan
Exel Logistics (Korea) Ltd	Korea
Exel (Singapore) Pte Ltd	Singapore
Environmental	
Cory Environmental Ltd	Great Britain

Group five year record

		2003 £m	2002 (restated) £m	2001 £m	2000 £m	1999 £m
Turnover	£m	**5,068.2**	4,720.6	4,539.9	4,412.4	4,277.9
Operating profit						
Before goodwill amortisation, exceptional items and pension costs/credits	£m	**195.2**	181.6	173.2	172.8	187.1
FRS 17 defined benefit pension cost	£m	**(40.8)**	(33.5)	–	–	–
SSAP 24 pensions credit (UK)	£m	**–**	–	34.5	33.5	32.0
Before goodwill amortisation and exceptional items	£m	**154.4**	148.1	207.7	206.3	219.1
Goodwill amortisation	£m	**(29.3)**	(25.6)	(20.3)	(14.4)	(7.6)
Exceptional operating costs	£m	**–**	–	–	–	(10.3)
Total operating profit	£m	**125.1**	122.5	187.4	191.9	201.2
Profit before tax						
Before goodwill amortisation, exceptional items and pension costs/credits	£m	**189.2**	168.8	152.1	157.1	169.9
FRS 17 defined benefit pension cost	£m	**(40.8)**	(33.5)	–	–	–
SSAP 24 pensions credit (UK)	£m	**–**	–	34.5	33.5	32.0
Profit before tax, goodwill amortisation, exceptional items and net return on pension schemes	£m	**148.4**	135.3	186.6	190.6	201.9
Goodwill amortisation	£m	**(29.3)**	(25.6)	(20.3)	(14.4)	(7.6)
Exceptional items	£m	**0.1**	0.9	(38.0)	(90.9)	81.2
Net return on pension schemes	£m	**29.8**	60.5	–	–	–
Profit on ordinary activities before taxation	£m	**149.0**	171.1	128.3	85.3	275.5
Shareholders' funds	£m	**702.0**	669.6	860.3	817.0	778.2
Net debt	£m	**(152.3)**	(153.7)	(219.8)	(175.9)	(202.0)
Free cash flow	£m	**193.0**	176.3	140.3	62.2	49.8
Net cash inflow/(outflow) before the use of liquid resources and financing	£m	**14.1**	40.4	(25.5)	20.3	17.4
Dividend per share	pence	**24.7**	22.8	21.3	20.7	19.55
Earnings per share						
Basic	pence	**32.8**	37.3	22.9	5.9	70.4
Basic before goodwill and exceptional items	pence	**34.1**	30.6	41.4	41.2	44.4

The 2002 results have been restated following the adoption of FRS 17 'Retirement benefits' and the introduction of UITF 38 'Accounting for ESOP trusts'.

Investor relations



John Dawson
Director of Corporate Affairs

"We made steady progress developing the awareness and understanding of Exel and its resilient business model within the investment community. The solid financial performance together with many commercial and strategic developments also helped communicate Exel's investment proposition. Exel's reputation as the world leader in supply chain management was further strengthened by strong customer feedback on the quality and reliability of Exel's logistics solutions."

The investor relations section of the Annual Report provides an outline of the communication strategy and standards Exel maintains with the investment community and reviews the activities undertaken in 2003. In addition, this section provides further information on share price performance, changes in the Group's ownership structure and other information relevant to investors. New features in this report include an overview of Exel's investor day held in December 2003.

Investor relations strategy

One of the core goals of Exel's investor relations strategy is to establish the Group as a leader in delivering best practice investor communications. The key principles of the strategy, which embraces the wider financial community, include:

- developing a clearer understanding of Exel's strategy, performance and growth potential amongst the widest possible investor community, in the UK and abroad
- ensuring Exel maintains, at all times, the highest levels of open communication with the investor community in the UK and abroad
- complying with all regulations related to the conduct of publicly listed companies. This includes ensuring all price sensitive or material information issued by the Group externally, is available to all investors, and in so far as possible, make all issued information, of any kind, available through Exel's website.

Exel's senior management team devotes a significant proportion of its time to external communications either through results presentations, open access conference calls, investor meetings or other public forums. In order to ensure the information provided to the investment community is of a high standard and communicated effectively, the Group has four nominated spokespersons who manage the dissemination of price sensitive information; Nigel Rich (Chairman), John Allan (Chief Executive), John Coghlan (Deputy Chief Executive and Group Finance Director) and John Dawson (Director of Corporate Affairs). In order to adhere to best practice standards, Exel requests that all queries concerning Group performance, or other issues, are made direct to these individuals through the Corporate Affairs office (+44 (0) 1344 744409).

@ For further investor information go to http://investor.exel.com/exelplc/

Relative share price performance – January to December 2003


Exel
FTSE 100
Transport sector
pence
Mar 10: Exel publishes full year results for 2002
Mar 27: Exel announces major contract with Marks & Spencer
Apr 24: Exel issues AGM trading update
Jul 28: Exel publishes interim results for 2003
Oct 28: Exel provides trading update on third quarter
Dec 2: Exel holds investor conference in UK
1,000
900
800
700
600
500
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Relative share price performance – January 1999 to December 2003


Exel
FTSE 100
Transport sector
pence
1,400
1,200
1,000
800
600
400
200
1999
2000
2001
2002
2003

Exel share price and average weekly volumes – 2003


Exel share price
Exel average weekly volumes
000's
pence
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,000
700
400
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Review of 2003

Exel publishes its results on a six monthly basis. Exel's full year results for 2003 were issued on 1 March 2004 and the interim results for the first six months of 2003, on 28 July 2003. On the same day as the presentations were made, full copies of the results, presentations and speeches were available through the website. In addition, the senior management team were available to answer questions from investors at a results presentation in London and subsequently on an open conference call, details of which were published with the results. Subscribers to the e-mail service were automatically notified of the availability of the results.

Following the results announcements, Exel's management team met with interested investors . Consistent with the Group's investor relations strategy, no new price sensitive information was made available during these meetings without an appropriate announcement being released beforehand. During 2003, meetings were held with over 120 existing and potential investors in the UK, Ireland, Italy, Switzerland, Finland, Denmark, Japan, Spain, Singapore, Canada and the US. This represented a slightly higher level of activity than in 2002. A similar level of activity is anticipated for 2004.

In order to ensure that pertinent new information is released in a timely fashion, Exel issues trading updates, typically at the time of public speaking events. In 2003, these coincided with the AGM on 24 April, the start of the close period at the end of June, preceding the interim results, coinciding with a presentation to an investor conference in London on 9 September, on 28 October ahead of investor meetings in Japan and the US and at the time of Exel's strategy presentation to investors and analysts on 2 December. As part of the development of a broader understanding of Exel's strategy, performance and potential, senior management presented, where appropriate, at investor conferences organised by leading banks.

Throughout 2003, Exel issued news releases on a wide range of contract gains, acquisitions, industry events, management developments and other issues. Exel tries to ensure that all news releases are issued on the website. There is a subscription tool available that sends notifications by e-mail when key news is released or other changes take place on the website. It is recommended that anyone interested in learning more about the Company visits the website and registers to receive these notices.

@ For press releases go to http://www.exel.com/mediacentre/newsreleases/

In December 2003, Exel hosted a strategy day for investors and analysts at a venue outside London. This event was well attended by investors and analysts with John Allan, John Coghlan and several other senior members of the management team making presentations and updating investors about different parts of the business. As part of the day, some of our customers explained, via video, why they were using Exel to provide supply chain solutions. John Coghlan outlined the impact of the triennial review of the pension schemes, how Exel is measuring returns on invested capital and its relevance to decision-making within the Group. More details on these developments can be found in the Financial Review on pages 44 to 47. For the first time, the event was filmed and made available on the website alongside copies of the presentations.

Share price performance
Exel's long-term share price performance has been strong, outperforming the FTSE100 and other indices over the last five and 10 years. During 2003, Exel's share price and total shareholder return improved by 7% and 11%. At the same time, the FTSE100 rose by 14%, its highest increase in four years. Throughout 2003 Exel remained a constituent of the FTSE100 and in March 2003 Exel joined the FTSE4Good index.

Developments in investor relations
We believe that an open communications strategy is essential in building long-term trust and understanding with all investors and will have a positive impact on share price performance. As part of its investor relations programme, Exel seeks feedback from the investment community regarding communications strategy. Several major enhancements were made during 2003.

Financial disclosure
Exel continues to receive positive feedback on the transparency and detail of its financial disclosure. Exel's approach to introducing FRS 17 'Retirement benefits' and explaining the impact on the accounts has been well received. In 2003, we have taken steps to introduce a consistent approach to calculating the return on invested capital deployed within the Group. This was outlined in detail at our December investor day, can be viewed on the website and will be a future feature of Exel's financial reporting. The migration to International Financial Reporting Standards is underway and appropriate disclosures will be made during 2004 and 2005.

Acquisitions
During the year Exel made several major bolt-on acquisitions. To more effectively communicate the rationale and benefits of these investments, we have started to provide supplementary slide packs and additional materials to complement the detailed news announcements.

Online communications
Exel has enhanced the facilities available for analysts and investors to obtain answers to questions, fact sheets, contact information and other materials. The media services have also been improved, with a more flexible subscription service and enhanced content on businesses and individuals within Exel.

Throughout 2003, Exel maintained its positive trading outlook based on our belief that the Group would outperform tough market conditions. Notwithstanding the significant impact of changes in foreign exchange rates, in particular the weakness seen in the US dollar, Exel maintained expectations for steady growth. Overall, this position was broadly reflected in the analyst estimates prepared by the representatives of a wide range of domestic and overseas investment houses. At the same time, there was a significant amount of other international and domestic newsflow (about economic conditions, competitor and customer performance). Average trading volumes were fairly consistent throughout the year.

@ To subscribe to our e-mail services go to www.exel.com/eTools/subscribe.asp
@ To learn more about Exel go to www.exel.com
@ To download copies of presentations go to http://investor.exel.com/exelplc/presentations/

Supplementary shareholder information

Financial calendar	2004
Preliminary announcement of 2003 results and final dividend	Monday 1 March
Annual Report posted	Wednesday 17 March
Ex-dividend date	Wednesday 31 March
Dividend record date	Friday 2 April
Last date for shareholders to elect for DRIP	Friday 2 April
Annual General Meeting	Thursday 22 April
Payment of 2003 final dividend	Tuesday 27 April
Announcement of 2004 interim results and interim dividend	Monday 2 August
Payment of 2004 interim dividend	September/October

Annual General Meeting

The AGM will be held on Thursday 22 April 2004 at 12 noon at The Congress Centre, 28 Great Russell Street, London WC1B 3LS.

Shareholders will be asked to approve the Directors' remuneration report, the election of John McDonough and Dennis Millard and re-elections of John Allan, Mick Fountain and Ian Smith to the Board of Directors.

Other resolutions include a proposal to renew, for a further year, the Directors' general authority to allot relevant securities of the Company, to allot equity securities for cash and to renew the authority for the Company to buy back its own ordinary shares. No such purchase was made during 2003. If approved, the authorities will expire at the end of the 2005 AGM.

Register analysis

Shareholder analysis as at 16 February 2004.

Size of holding	Number of holders	%	Number of shares	%
1-200	12,434	39.76	872,199	0.29
201-1,000	10,722	34.30	5,358,614	1.80
1,001-10,000	6,727	21.52	19,081,210	6.40
10,001-100,000	1,040	3.33	29,981,218	10.05
100,001-1,000,000	280	0.90	90,707,810	30.42
1,000,001+	60	0.19	152,205,312	51.04
Total	31,263	100.00	298,206,363	100.00

Share price information/performance

The latest share price information is available at www.exel.com. By selecting the Share price tools under the Investors section of the website, shareholders can check the value of their shareholding online or review share charts illustrating annual share price performance trends.

Shareholders within the UK can also use Ceefax, Teletext and the FT Cityline service (Telephone 0906 843 3545 please note this is charged at premium rate).

Electronic communications

Exel offers shareholders the opportunity to receive electronic notification via e-mail as soon as a Company publication such as the latest Annual or Interim Report as well as notice of shareholder meetings is released on the Exel website. To take advantage of this service you will need to register online with the Shareview service operated by our Registrars. To register log on to www.shareview.co.uk and complete the online registration process. This service also allows you to check your holding online.

Enquiries on shareholdings

Any administrative enquiries relating to shareholdings in Exel such as dividend payment instructions or a change of address should be notified direct to the Registrar. Your correspondence should state Exel plc and the registered name and address of the shareholder.

Shareholder services

Shareholders can benefit from a range of additional services including direct payment of dividends into a chosen bank account, payment of dividends in foreign currencies and a dividend reinvestment plan (DRIP) which enables shareholders to use the whole of their cash dividends to buy additional Exel shares in the market at competitive dealing rates. Full details of these services can be obtained from the Registrar.

Low cost share dealing service
The Company's brokers, Cazenove & Co Ltd, provide shareholders with a low cost way of buying and selling Exel shares.

For further information and to obtain the necessary forms please contact:

Cazenove & Co Ltd
Corporate Dealing Department
Postal Dealing Service
20 Moorgate
London EC2R 6DA
Telephone: + 44 (0) 20 7155 5155

Merger
Ocean Group plc (now Exel plc) and former Exel plc (previously NFC plc) merged in May 2000 to form Exel plc.

Charitable donations
The Exel Foundation is a charitable trust supported by the Company which helps disadvantaged children and young people. Shareholders wishing to donate cash/shares to the Exel Foundation or to receive details of its matched giving programme, should contact Val Corrigan, Vice President, Community Affairs (Telephone: +44 (0) 1234 833090).

Unsolicited mail
The law obliges the Company to make its register of members available to other organisations and, as a consequence, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should write to:

The Mailing Preference Service
FREEPOST 29
LON 20771
London W1E 0ZT
Telephone: +44 (0) 20 7291 3310
Facsimile: +44 (0) 20 7323 4226
To register online visit website www.mps-online.org.uk

Company Secretary
Doug Evans

Registered office
Ocean House
The Ring
Bracknell
Berkshire RG12 1AN
Telephone: +44 (0) 1344 302000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970 (from within the UK)
or +44 (0) 121 433 8000 (from outside the UK)
Textphone: 0870 600 3950

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Stockbrokers
Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA

ABN Amro Hoare Govett
250 Bishopsgate
London EC2M 4AA

@ Shareholders are encouraged to visit our website at www.exel.com

Designed and produced by Merchant.
Printed by White, which is accredited to ISO14001, using soya based inks.

This report is printed on paper from sustainable forests using an elemental chlorine free process.

www.exel.com

Head Office
Exel plc
Ocean House, The Ring
Bracknell RG12 1AN
United Kingdom
Telephone +44 (0)1344 302000

@ www.exel.com

Europe, Middle East and Africa
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes MK9 1EQ
United Kingdom
Telephone +44 (0)1908 244000

Global Freight Management
Exel
4120 Point Eden Way, Suite 200
Hayward, California, CA 94545
United States
Telephone +1 510 731 3333

Americas
Exel
570 Polaris Parkway, Westerville
Ohio, OH 43082
United States
Telephone +1 614 865 8500

Asia Pacific
Exel
81 ALPS Avenue
Singapore 498803
Telephone +65 6318 6388